QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 28, 2004

Registration No. 333-112437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METABASIS THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	33-0753322 (I.R.S. Employer Identification Number)
9390 Towne Centre Drive, Building 300 San Diego, CA 92121 (858) 587-2770 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paul K. Laikind, Ph.D.
President and Chief Executive Officer
Metabasis Therapeutics, Inc.
9390 Towne Centre Drive, Building 300
San Diego, CA 92121
(858) 587-2770
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Scott N. Wolfe, Esq. Adam K. Simpson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Common Stock, $0.001 par value per share	$86,250,000	$10,928

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes $11,250,000 of shares that the underwriters have the option to purchase to cover any over-allotments.

(2)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated April 28, 2004

                Shares

Common Stock

We are selling                       shares of our common stock. This is our initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of Metabasis Therapeutics, Inc. We expect that the public offering price will be between $                       and $                       per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol "MBRX."

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to               shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on                         , 2004.

SG Cowen & Co.	Deutsche Bank Securities
Thomas Weisel Partners LLC	Legg Mason Wood Walker Incorporated

                              , 2004

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about us and this offering. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Our Company

        We are a biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule drugs principally to treat metabolic diseases linked to pathways in the liver and to treat liver diseases. Examples of common metabolic diseases include diabetes, hyperlipidemia, a disease involving elevated levels of lipids such as cholesterol, and obesity. Since we became an independent company in 1999, we have established a broad and growing product pipeline targeting large markets with significant unmet medical needs. We currently have three internally discovered product candidates in clinical trials indicated for the treatment of type 2 diabetes, hepatitis B and primary liver cancer.

        Our three product candidates in clinical trials are:

  •
  CS-917, a product candidate for the treatment of type 2 diabetes that is currently in Phase II clinical trials,

  •
  Remofovir mesylate, a product candidate for the treatment of hepatitis B that is currently in Phase II clinical development and is also being studied in two Phase I/II clinical trials, and

  •
  MB07133, a product candidate for the treatment of primary liver cancer that is currently in a Phase I/II clinical trial.

        In addition to our clinical stage programs, we have research programs focused on metabolic diseases linked to pathways in the liver such as type 2 diabetes, hyperlipidemia and obesity, as well as liver diseases such as hepatitis C and liver fibrosis. We believe our advanced research programs, which are research programs in which we have identified lead drug compounds and shown them to have efficacy in animal models, have the potential to yield additional clinical development candidates within the next two years. One of these advanced research programs yielded a compound, MB07803, that we recommended for clinical development in the first quarter of 2004. MB07803 is a clinical development candidate for the treatment of type 2 diabetes that works by the same mechanism as CS-917. Once recommended for clinical development, we test a candidate to determine manufacturing methods, to measure its toxicity in animal models and to develop a suitable dosage form. These processes are referred to as scale-up, toxicology and formulation development, respectively. A successful candidate would then be ready for human clinical testing.

        We have extensive expertise in liver diseases and in the pathways and proteins residing in the liver that significantly contribute to certain metabolic diseases or that are important for transporting drugs into the liver, acting upon them and expelling them from the body, processes referred to as drug uptake, metabolism and excretion, respectively. With this knowledge, we developed two proprietary technologies named NuMimetic™ and HepDirect™.

        We use our NuMimetic technology to discover molecules that bind effectively and specifically to certain regulatory sites, called nucleotide binding sites, residing on proteins called enzymes that control the output of cellular pathways involved in metabolic diseases, or metabolic pathways. We used our NuMimetic technology to discover CS-917, and we are also using it in certain of our advanced research programs.

        We use our HepDirect technology to target drugs to the liver, resulting in increased levels of the active forms of the drugs in the liver and decreased levels in non-liver tissues. We believe this technology will significantly improve drug efficacy and safety and result in new, proprietary drugs that may then be marketed by us or by companies we collaborate with that have compounds that would benefit from this approach. Remofovir and MB07133 use our HepDirect technology, as do several of our advanced research programs. Our recent collaboration with Merck & Co., Inc. applies the HepDirect technology to certain compounds Merck has studied for the treatment of hepatitis C.

Our Product Candidates in Clinical Trials

  CS-917

        CS-917 is a product candidate in Phase II clinical trials for type 2 diabetes, a disease afflicting approximately 159 million people worldwide. Although many options exist for treating diabetes, there remains a substantial demand for new, more effective therapies. We believe CS-917, which we discovered using our NuMimetic technology, inhibits a metabolic pathway in the liver that is responsible for producing the sugar called glucose. In type 2 diabetics, this pathway produces excessive amounts of glucose, contributing to high blood glucose levels which may over time lead to morbidity and death. We believe that CS-917 is the first product candidate to be studied in human clinical trials that is designed to directly block this pathway. Results from a 14-day Phase II study and a 28-day Phase II study, both in type 2 diabetics, demonstrated that CS-917 is capable of significantly lowering blood glucose levels. Based on the results of the 28-day study, we earned a $3.5 million milestone payment from Sankyo Company, Ltd., our collaborator with respect to the development of CS-917. A larger and longer-term study designed to further evaluate the safety and effectiveness of CS-917 is being planned. We have licensed worldwide commercialization rights for CS-917 to Sankyo but have retained co-promotion rights for CS-917 in North America.

  Remofovir mesylate

        Remofovir mesylate is a product candidate in Phase II clinical development for hepatitis B, a serious liver infection with over 350 million people chronically infected worldwide. The first patient in a 12-month Phase II study is expected to be dosed in mid-2004. Remofovir is also being studied in two Phase I/II clinical trials, which are trials designed to evaluate safety and preliminary efficacy in a limited number of patients with hepatitis B. Remofovir uses our HepDirect technology to target adefovir, a proven anti-viral compound, specifically to the liver. Hepsera®, a marketed anti-viral drug indicated for the treatment of hepatitis B, also delivers adefovir but throughout the body, rather than specifically to the liver. We believe that Hepsera, while effective against hepatitis B, is used at a suboptimal dose due to an increased risk of kidney toxicity at higher doses. Because remofovir targets the active form of the drug to the liver while limiting the amount that reaches other organs, we expect it to be more effective than Hepsera without kidney toxicity.

        Remofovir has completed two Phase I clinical trials in healthy volunteers in which it was found to be safe and well-tolerated and exhibited favorable pharmacokinetics, which is the way in which a drug compound is absorbed, distributed, metabolized and eliminated by the body. In addition, testing of three of the four dose groups in an ongoing Phase I/II clinical trial in the U.S. has been completed and the results have been evaluated. Remofovir was found to be safe and well-tolerated, and it significantly lowered the level of hepatitis B virus in patients in each of the three dose groups evaluated, compared to patients treated with a placebo. Another Phase I/II study of remofovir is underway in Taiwan. Based on the decision to initiate the 12-month Phase II study, we earned a $1 million milestone payment from Valeant Pharmaceuticals International, formerly known as ICN Pharmaceuticals, Inc., with whom we are collaborating with respect to the development of remofovir and to whom we have licensed worldwide commercialization rights. Although Valeant, in its regulatory filings with the FDA, refers to remofovir as currently in Phase I clinical trials, we believe these trials are more properly characterized as Phase I/II clinical trials because they are designed to evaluate both safety and preliminary efficacy in a limited number of patients with hepatitis B over a 28-day period. Remofovir was formerly called Hepavir B.

  MB07133

        MB07133 is a product candidate in a Phase I/II clinical trial for primary liver cancer, which is cancer that originates in the liver. This disease causes over 500,000 deaths per year worldwide and has no currently approved drug treatment. MB07133 uses our HepDirect technology to target the active form of a marketed anti-cancer drug, called cytarabine or araC, to the liver. AraC is used to treat leukemia but is not effective in treating solid tumors, such as those that result from primary liver cancer, which we believe is due to poor conversion of the drug to its active form in the liver. MB07133 overcomes this poor conversion, and we expect that its administration will result in high levels of the active form of the drug in the liver and will provide an effective treatment of the cancer. In addition, we have demonstrated in multiple pre-clinical studies that this unique liver-targeting property also results in decreased drug levels in tissues outside of the liver, which in these studies eliminated or minimized toxicities normally associated with araC. We retain full worldwide commercialization rights to MB07133.

Our Research Programs

        We believe that a broad product pipeline will provide strong growth potential and reduce our reliance on the success of any single product candidate. Our goal is to recommend at least one new drug compound per year for clinical development—a goal we have met in the past several years. Once recommended for clinical development, a candidate undergoes scale up, toxicology and formulation development. A successful candidate would then be ready for human clinical testing. We may also in-license technologies and products to complement these internal discovery efforts and further enhance our pipeline and market opportunities. We believe we have a strong intellectual property position in the U.S. and in foreign countries, including eight issued U.S. patents and 16 pending U.S. patent applications that cover proprietary technologies and compounds used in our current business.

        We retain worldwide commercialization rights for all product candidates developed in our current research programs, with the exception of hepatitis C product candidates covered by our collaboration with Merck. We have several advanced research programs that we believe have the potential to yield additional clinical development candidates within the next two years. From these advanced research programs, we recommended the clinical development of MB07803 in the first quarter of 2004. MB07803 is a candidate for the treatment of type 2 diabetes that, like CS-917, is designed to block the metabolic pathway in the liver that is responsible for producing glucose. Assuming it successfully completes pre-clinical development, we intend to file an Investigational New Drug, or IND, application for MB07803 in late 2004 and once the IND becomes effective, begin clinical trials of MB07803 in 2005.

        Our advanced research programs include:

  •
  a program targeting hyperlipidemia and possibly obesity by controlling the expression of certain genes in the liver that are important for making or using cholesterol as well as genes involved in the control of energy expenditure,

  •
  programs using our HepDirect technology to identify drugs to treat hepatitis C infection including a collaboration with Merck to apply our HepDirect technology to certain compounds Merck has studied for the treatment of hepatitis C infection,

  •
  a program using our NuMimetic technology to treat metabolic diseases such as type 2 diabetes, hyperlipidemia and a disease associated with fatty livers known as non-alcoholic steatohepatitis, by inhibiting cholesterol and lipid production in the liver, and

  •
  a program using our HepDirect technology to treat liver fibrosis by inhibiting the overproduction of collagen in the liver.

Our Business Strategy

        Our goal is to be a leading biopharmaceutical company developing and commercializing novel drugs. Important elements of our business strategy include:

  •
  advancing the development of our current product candidates,

  •
  continuing to develop a broad product pipeline,

  •
  continuing to enhance our liver-focused capabilities and intellectual property rights,

  •
  pursuing a diversified development and commercialization strategy for our product candidates,

  •
  establishing additional HepDirect partnerships with companies whose products would benefit from improved liver targeting, such as our collaboration with Merck, and

  •
  becoming a fully-integrated pharmaceutical company by building our internal development, regulatory and commercialization infrastructure as appropriate and when resources allow.

Risks Affecting Us

        We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in "Risk Factors." We have not received regulatory approval for, or generated commercial revenues from, any of our product candidates. All of our current product candidates are in clinical development. If we do not successfully commercialize any of our product candidates, we will be unable to achieve our business objectives. As of March 31, 2004, we had an accumulated deficit of $36.9 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Corporate Information

        We were incorporated in Delaware in April 1997 as a wholly owned subsidiary of Gensia Sicor Inc., now Sicor Inc., which became an indirect wholly owned subsidiary of Teva Pharmaceutical Industries Limited in January 2004. In December 1997, Sicor assigned to us specified assets and liabilities relating to its then existing business of discovering and developing proprietary pharmaceutical products. Although we established a new business plan, pursued new opportunities and discovered new products and technologies following our inception, many of the assets we obtained in the transfer served as a foundation upon which we built our technologies and know-how. In June 1999, we completed a corporate restructuring and management stock purchase in which we became an independent company. We have a wholly owned subsidiary, Aramed, Inc., which was transferred to us by Sicor and does not conduct an active business.

        Our principal offices are located at 9390 Towne Centre Drive, Building 300, San Diego, CA 92121, and our telephone number is (858) 587-2770. Our website address is http://www.mbasis.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms "Metabasis," "we," "us" and "our" refer to Metabasis Therapeutics, Inc., a Delaware corporation. We use NuMimetic and HepDirect as trademarks in the U.S. and other countries. This prospectus also contains trademarks and tradenames of other companies.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
To continue the development of MB07133, MB07803 and the lead compounds in our advanced research programs; continue and expand our other research and development activities, including further development of our product pipeline; fund other working capital and general corporate purposes and acquire or in-license products, technologies or businesses.
Proposed Nasdaq National Market symbol	MBRX

        The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2004. This number excludes, as of March 31, 2004:

  •
  5,631,221 shares of common stock subject to outstanding options under our amended and restated 2001 equity incentive plan, having a weighted average exercise price of $0.23 per share,

  •
  1,260,793 shares of common stock reserved for future issuance under our amended and restated 2001 equity incentive plan, and

  •
  8,184,160 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.23 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  a 1-for-    reverse stock split of our common stock to be effected before the completion of this offering,

  •
  the conversion of all our outstanding shares of preferred stock into 67,092,114 shares of common stock upon the completion of this offering,

  •
  the adoption of our amended and restated certificate of incorporation and bylaws upon the completion of this offering, and

  •
  no exercise of the underwriters' over-allotment option.

Summary Financial Data

        The following tables present our summary financial data and should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the years ended December 31, 1999 and 2000 are derived from our audited financial statements, which are not included elsewhere in this prospectus. The summary financial data at March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements, which are included elsewhere in this prospectus. The as adjusted balance sheet data reflects the balance sheet data at March 31, 2004 as adjusted for the sale of             shares of our common stock in this offering at an assumed initial offering price to the public of $            per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us and the automatic conversion of all preferred stock into common stock upon the completion of this offering.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
						(unaudited)
Statement of Operations Data:
Revenue	$5,042	$3,653	$7,664	$2,278	$9,124	$944	$4,170
Operating expenses:
Research and development	7,783	7,659	9,464	12,609	15,048	3,603	3,653
General and administrative	1,975	1,451	2,131	2,531	2,955	674	695
Amortization of employee stock-based compensation(1)	—	—	—	23	504	39	343

Total operating expenses	9,758	9,110	11,595	15,163	18,507	4,316	4,691

Loss from operations	(4,716)	(5,457)	(3,931)	(12,885)	(9,383)	(3,372)	(521)
Other income (expense), net	260	265	249	88	(46)	8	9

Net loss(2)	(4,456)	(5,192)	(3,682)	(12,797)	(9,429)	(3,364)	(512)
Preferred stock deemed dividend(3)	—	—	—	—	(24,900)	—	—
Net loss applicable to common stockholders	$(4,456)	$(5,192)	$(3,682)	$(12,797)	$(34,329)	$(3,364)	$(512)

Basic and diluted net loss per share(2):
Historical	$(17.07)	$(2.15)	$(0.73)	$(1.67)	$(3.92)	$(0.36)	$(0.06)

Pro forma (unaudited)					$(0.62)		$(0.01)

Shares used to compute basic and diluted net loss per share(2):
Historical	261	2,419	5,040	7,684	8,749	9,338	8,329

Pro forma (unaudited)					55,814		75,421

(1)
The amortization of employee stock-based compensation is composed of $16,378, $358,158, $26,498 and $240,233 related to research and development activities and $6,744, $146,101, $12,857 and $102,752 related to general and administrative activities for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

(2)
Please see Note 1 to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

(3)
As disclosed in Note 8 to our financial statements, we recorded a deemed dividend in connection with the issuance of our Series E preferred stock.

	As of March 31, 2004
	Actual	As adjusted
	(in thousands) (unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$21,910
Working capital	21,656
Total assets	29,312
Long-term obligations (including current portion)	2,046
Accumulated deficit	(36,905)
Total stockholders' equity	23,361

RISK FACTORS

        You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Business

We are dependent on the success of one or more of our three current product candidates, and we cannot be certain that any of them will receive regulatory approval or be commercialized.

        We have expended significant time, money and effort in the development of our three current product candidates, CS-917, remofovir and MB07133. CS-917 demonstrated it was capable of significantly lowering blood glucose levels in two recently completed Phase II clinical trials in type 2 diabetics. Remofovir has completed two Phase I clinical trials in healthy volunteers in which it was found to be safe and well-tolerated and exhibited favorable pharmacokinetics, and has partially completed an ongoing Phase I/II clinical trial in the U.S. in hepatitis B patients in which it was found to be safe and well-tolerated and significantly lowered hepatitis B virus levels. Another Phase I/II study of remofovir is underway in Taiwan. However, our product candidates will require additional development, clinical trials and regulatory clearances before they can be commercialized. Positive results from pre-clinical studies and early clinical trials do not necessarily mean later clinical trials will succeed. Before we can market these product candidates or MB07133, which is currently in a Phase I/II clinical trial, we will need to demonstrate that they are safe and effective in humans, and we will also need to obtain necessary marketing approvals from the FDA and similar foreign regulatory agencies. Our product development efforts may not lead to commercial drugs, either because our product candidates fail to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue our product candidates through the clinical trial process. If any of our product candidates fail to demonstrate safety or efficacy in any clinical trial at any phase of development, we would experience potentially significant delays in, or be required to abandon, development of the product candidate.

        We do not anticipate that any of our current product candidates will be eligible to receive regulatory approval and begin commercialization for several years, if at all. Even if we were ultimately to receive regulatory approval for these product candidates, we may be unable to commercialize them successfully for a variety of reasons. These include, for example, the availability of alternative treatments, cost effectiveness, the cost of manufacturing the product on a commercial scale and the effect of competition with other drugs. The success of our product candidates may also be limited by the prevalence and severity of any adverse side effects. If we fail to commercialize one or more of our three current product candidates, we may be unable to generate sufficient revenues to attain or maintain profitability, and our reputation in our industry and the investment community may be damaged.

If clinical trials of our product candidates do not produce successful results, we will be unable to commercialize these products.

        To receive regulatory approval for the commercialization of CS-917, remofovir, MB07133 or any other product candidates that we may develop, extensive and well-controlled clinical trials must be conducted to demonstrate safety and efficacy in humans to the satisfaction of the FDA and other regulatory agencies in the U.S. and, for foreign markets, elsewhere in the world. In order to support marketing approval, the FDA typically requires successful results in two Phase III clinical trials, which our current product candidates have not yet reached and may never reach. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future product candidates, including the following:

  •
  our clinical trials may produce negative or inconclusive results,

  •
  patient recruitment and enrollment in our clinical trials may be slower than we anticipate,

  •
  costs of our clinical trials may be greater than we anticipate,

  •
  our product candidates may cause undesirable side effects that delay or preclude regulatory approval or limit their commercial use or market acceptance if approved,

  •
  collaborators who are responsible for clinical trials of our product candidates may not devote sufficient resources to these trials or conduct them in a timely manner, or

  •
  we may face delays in obtaining regulatory approvals to commence a clinical trial.

        Success in pre-clinical testing and early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In completed trials to date, CS-917 has been studied in 177 healthy volunteers and 239 type 2 diabetics and remofovir has been studied in 47 healthy volunteers; and in a partially completed clinical trial, remofovir has also been studied in 30 hepatitis B patients. This represents only a small fraction of the number of patients that will likely need to be studied to gain regulatory approval of these product candidates. The data collected from clinical trials with larger patient populations may not demonstrate sufficient safety and efficacy to support regulatory approval of these product candidates.

        The targeted endpoints for clinical trials of CS-917 and remofovir have been, and will continue to be, established by us together with Sankyo and Valeant, respectively. We are solely responsible for establishing the targeted endpoints for clinical trials of MB07133. The FDA has not reviewed or approved these targeted endpoints and may ultimately decide that they are inadequate to demonstrate the safety and efficacy levels required for regulatory approval. Even if we believe data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support marketing approval by the FDA or other regulatory agencies in the U.S. and abroad. Further, pre-clinical and clinical data can be interpreted in different ways, and the FDA may interpret such data in different ways than us or our collaborators. Our failure to adequately demonstrate the safety and efficacy of our product candidates would prevent our receipt of regulatory approval, and ultimately the commercialization of these product candidates.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval or commercialization.

        The inhibition of gluconeogenesis, a metabolic pathway in the liver that is responsible for the excessive production of glucose by patients with type 2 diabetes, can cause elevated levels of lactic acid, or lactate, which in turn can lead to lactic acidosis, a serious and potentially fatal condition. Certain pre-clinical trials have shown that CS-917 raises lactate levels two- to three-fold in some but not all animal models at glucose lowering doses. In a 14-day Phase II study of CS-917, two patients treated with the highest dose of CS-917, 400 milligrams, exhibited lactate levels above the normal range on each day they received CS-917. Lactate levels in both patients returned to normal levels prior to administration of the next scheduled dose. The other six patients in this dose group as well as patients administered lower doses of CS-917 showed lactate levels within the normal range. In a 28-day Phase II study of CS-917, isolated instances of lactate elevation significantly above the normal range were seen in some patients in both CS-917 and placebo treated groups over the course of the 28 days. No patient exhibited sustained lactate levels significantly above the normal range over a period of consecutive days during the study. However, one patient who received 200 milligrams of CS-917 twice a day was withdrawn from the study by the investigator on day 15 due to concerns over consistently elevated lactate levels measured the previous day. Notwithstanding these early findings, Metabasis believes the pre-clinical and early clinical data suggests that a separation between those doses that effectively lower glucose levels from those doses that may cause significant and persistent lactic acid elevations above the normal range can be defined; however, we have not yet fully proven this separation and may not be able to do so.

        It is also possible that CS-917 may cause other side effects. In certain pre-clinical studies, as expected based on the mechanism of the compound, fasted animals treated with CS-917 showed pronounced hypoglycemia, a condition involving abnormally low blood glucose levels that can lead to coma or death. However, diabetic animals tested have never demonstrated this condition and hypoglycemia has not been observed in humans treated with CS-917 to date. Still, we can not yet rule out the possibility that CS-917 may increase a patient's susceptibility to hypoglycemia by inhibiting gluconeogenesis and decreasing other glucose-producing mechanisms in the body, especially in elderly patients who are already prone to develop this condition. Some rodent models of diabetes studied in pre-clinical trials of CS-917 demonstrated, at glucose lowering doses, increased levels of fat molecules known as triglycerides, which are associated with an increased risk of cardiovascular disease. Elevated triglyceride levels have not been observed in clinical trials of CS-917 to date. Other side effects observed during early clinical trials of CS-917 included nausea and vomiting.

        We apply our HepDirect technology to make liver-specific prodrugs of certain compounds. A prodrug is a drug to which a chemical modification has been made that renders it inactive until enzymes in the body convert it to its active form. When converted by the body to their active forms, HepDirect prodrugs produce a byproduct that is within a class of compounds that have the potential of causing toxicity, genetic mutations and cancer. To date, studies of both remofovir and MB07133 have not demonstrated any byproduct-related toxicities. However, we cannot be certain that this byproduct will not cause adverse effects in current or future clinical trials of these product candidates or other HepDirect prodrugs we may develop. In addition, because our current product candidates are in early stages of development and have been tested in relatively small populations, additional side effects may be observed as their development progresses.

        Undesirable side effects caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if any of our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

  •
  regulatory authorities may withdraw their approval of the product,

  •
  we may be required to change the way the product is administered, conduct additional clinical trials, change the labeling of the product, or change the product's manufacturing facilities, and

  •
  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

We are dependent on our collaborations with Sankyo and Valeant for development of CS-917 and remofovir, respectively, and events involving these collaborations, our collaboration with Merck, or any future collaborations could prevent us from developing and commercializing our product candidates and achieving or sustaining profitability.

        We have entered into collaborations with Sankyo and Valeant for the development and commercialization of CS-917 and remofovir, respectively. We have also entered into a collaboration with Merck to seek new products for the treatment of hepatitis C infection. Sankyo and Valeant have agreed to finance the clinical trials for these product candidates and, if they are approved, manufacture and market them. Accordingly, we are dependent on Sankyo and Valeant to gain FDA approval of, and to commercialize, CS-917 and remofovir. Although our collaboration with Merck has not yet yielded a product candidate, should it be successful, we will be dependent on Merck for further development and commercialization. Also, since we do not currently possess the resources necessary to independently develop and commercialize all of the potential products that may be based upon our technologies, including MB07133, we may need to enter into additional collaborative agreements to assist in the development and commercialization of some of these potential products. However, our discussions with potential collaborators may not lead to the establishment of new collaborations on acceptable terms, if at all.

        We have limited control over the amount and timing of resources that Sankyo, Valeant, Merck or any future collaborators devote to our programs or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. In the event that one of our collaborations is terminated, and we believe that the continued development or commercialization of a product candidate or drug compound covered by the collaboration is warranted, we would seek to obtain rights to develop and commercialize the product candidate or drug compound, if we did not already have those rights. We would then determine whether to continue the development or commercialization of the product candidate or drug compound independently or together with a new collaborator. However, in the event that we do not have sufficient resources to independently develop or commercialize the product candidate or drug compound, and we cannot establish a new collaboration on acceptable terms, we would be forced to discontinue its development or commercialization.

        We and our present and future collaborators may fail to develop or effectively commercialize products or drug compounds covered by our present and future collaborations if:

  •
  we do not achieve our objectives under our collaboration agreements,

  •
  we are unable to obtain patent protection for the product candidates or proprietary technologies we discover in our collaborations,

  •
  we are unable to manage multiple simultaneous product discovery and development collaborations,

  •
  our potential collaborators are less willing to expend their resources on our programs due to their focus on other programs or as a result of general market conditions,

  •
  our collaborators become competitors of ours or enter into agreements with our competitors,

  •
  we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates,

  •
  we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators,

  •
  consolidation in our target markets limits the number of potential collaborators, or

  •
  we are unable to negotiate additional collaboration agreements under terms satisfactory to us.

        If we are unable to develop or commercialize our products as a result of the occurrence of any of these events, we may not be able to generate sufficient revenues to achieve or maintain profitability. For example, Sankyo is currently developing a second, unrelated product candidate for the treatment of type 2 diabetes known as CS-011. Sankyo may choose to focus its development efforts on this product candidate rather than CS-917. Also, if CS-011 receives marketing approval, it may compete with CS-917.

Because our collaboration with Merck involves Merck's proprietary compounds, if Merck terminates development of product candidates applying our HepDirect technology to those compounds, we may not have the right to pursue development of these product candidates on our own.

        The objective of our collaboration with Merck is to develop product candidates for the treatment of hepatitis C by applying our HepDirect technology to certain Merck compounds. Accordingly, if Merck terminates our collaboration before a defined stage of development of a product candidate, which it may do without cause at any time after the end of the collaboration's research term upon 90 days' advance written notice to us, we will not have any right to develop or commercialize that product candidate. In addition, if our collaboration with Merck terminates and Merck successfully develops products based on these proprietary compounds without applying our HepDirect technology, we will not be entitled to milestone payments or royalties with respect to those products.

        Further, under our collaboration agreement with Merck, we have agreed to work exclusively with Merck on research and development of compounds using our HepDirect technology for hepatitis C during the initial one-year research term and, at Merck's option, during an extended period thereafter. The only exception to this exclusivity obligation is our right to continue our internal hepatitis C research program, and Merck has an exclusive option during a defined period of time to license compounds resulting from this internal program. Consequently, if Merck terminates our collaboration, we may be at a significant disadvantage to our competitors in the research and development of treatments for hepatitis C as a result of having agreed to these restrictions on our internal efforts.

Conflicts may arise between us and any of our collaborators that could delay or prevent the development or commercialization of our product candidates.

        Conflicts may arise between our collaborators and us, such as conflicts concerning the interpretation of clinical data, the achievement of milestones or the ownership of intellectual property developed during the collaboration. If any conflicts arise with Sankyo, Valeant, Merck or any future collaborators, they may act in their self-interest, which may be adverse to our best interests. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

  •
  unwillingness on the part of a collaborator to pay us research funding, milestone payments or royalties we believe are due to us under our collaboration agreement,

  •
  uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations,

  •
  unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities, or

  •
  slowing or cessation of a collaborator's development or commercialization efforts with respect to our product candidates.

        For example, in 2003 we believed we had earned a milestone payment under our collaboration agreement with Sankyo and a milestone payment under our collaboration agreement with Valeant. As a result of discussions with Sankyo and Valeant, we agreed that these payments would be earned only upon our completion of additional activities under these collaboration agreements. We have now completed these activities and earned the related milestone payments.

Our efforts to discover product candidates beyond CS-917, remofovir and MB07133 may not succeed, and any product candidates we recommend for clinical development may not actually begin clinical trials.

        We intend to use our proprietary NuMimetic and HepDirect technologies and our knowledge and expertise to discover, develop and commercialize new products for the treatment of metabolic diseases linked to pathways in the liver and the treatment of liver diseases. Our goal is to expand our clinical development pipeline by recommending at least one new drug compound per year for clinical development. Once recommended for clinical development, we test a candidate to determine manufacturing methods, to measure its toxicity in animal models and to develop a suitable dosage form. A successful candidate would then be ready for human clinical testing. However, the process of researching and discovering drug compounds is expensive, time-consuming and unpredictable. Data from our current research programs may not support the clinical development of our lead compounds or other compounds from these programs, and we may not identify any additional drug compound suitable for recommendation for clinical development. Moreover, any drug compounds we recommend for clinical development may not be effective or safe for their designated use, which would prevent their advancement into clinical trials and impede our ability to maintain or expand our clinical development pipeline. For example, one of the drug compounds we previously recommended for clinical development was not advanced into clinical trials due to significant toxicity demonstrated in pre-clinical trials. Our ability to identify new drug compounds and advance them into clinical development also depends upon our ability to fund our research and development operations, and we cannot be certain that additional funding will be available on acceptable terms, or at all.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate significant revenues.

        Delays in the commencement or completion of clinical testing could significantly impact our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

  •
  obtaining regulatory approval to commence a clinical trial,

  •
  reaching agreement on acceptable terms with prospective contract research organizations and trial sites,

  •
  manufacturing sufficient quantities of a product candidate,

  •
  obtaining institutional review board approval to conduct a clinical trial at a prospective site, and

  •
  recruiting and enrolling patients to participate in a clinical trial.

        For example, clinical studies of product candidates targeting primary liver cancer have generally shown slow enrollment rates, and this may affect our ability to enroll patients in clinical trials of

MB07133. In addition, once a clinical trial has begun, it may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a number of factors, including:

  •
  failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols,

  •
  inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold,

  •
  unforeseen safety issues, or

  •
  lack of adequate funding to continue the clinical trial.

        If we experience significant delays in the commencement or completion of clinical testing, our product development costs will increase, we may lose any competitive advantage associated with early market entry and our ability to generate significant revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

        Sankyo and Valeant are responsible for conducting clinical trials of CS-917 and remofovir, respectively. Although our collaboration with Merck has not yet yielded a product candidate, should it be successful, we will be dependent on Merck to conduct clinical trials of any resulting product candidate. We intend to rely on other third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials of MB07133 and other product candidates that we may develop for which a collaborator is not responsible for clinical development. If Sankyo, Valeant, Merck or these other third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

Because our product candidates, research programs and collaborative efforts depend on our proprietary technologies, adverse events affecting our proprietary technologies may delay or prevent the commercialization of our product candidates.

        We used our NuMimetic technology to identify CS-917, and our HepDirect technology to discover remofovir and MB07133. We intend to use these and future proprietary technologies to expand our product pipeline in the future. We also plan to leverage our HepDirect technology through strategic alliances and collaborations with other companies, such as our collaboration with Merck in which we are applying our HepDirect technology to certain compounds Merck has studied for the treatment of hepatitis C. Our proprietary technologies are subject to many of the same risks as our product candidates, including risks related to:

  •
  obtaining and maintaining patent and trade secret protection for these technologies,

  •
  avoiding infringement of the proprietary rights of third parties,

  •
  the development of competing technologies by others, and

  •
  in HepDirect's case, the safety and effectiveness of this technology in humans.

        For example, HepDirect prodrugs are activated by an enzyme expressed predominantly in the liver which converts the prodrug to the biologically active form of the target drug. The levels of this enzyme in the liver vary across different patient populations and may also be reduced in patients with certain liver diseases. HepDirect prodrugs may demonstrate decreased efficacy and safety when used in patients exhibiting low levels of this liver enzyme. In addition, liver diseases that significantly decrease levels of this liver enzyme may not be susceptible to treatment using our HepDirect technology.

        Because certain of our product candidates and research programs are dependent on our proprietary technologies, adverse events affecting our proprietary technologies may in turn delay or prevent the development or commercialization of our product candidates, which could impede our ability to generate revenues and achieve or maintain profitability.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

        The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable governmental authorities in foreign markets. In the U.S., neither we nor our collaborators are permitted to market our product candidates until we or our collaborators receive approval of a New Drug Application, or NDA, from the FDA. The process of obtaining NDA approval is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. In addition, as a company, we have not previously filed NDAs with the FDA. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for our product candidates for which development and commercialization is our responsibility. Despite the time and expense invested, regulatory approval is never guaranteed. The FDA can delay, limit or deny approval of a product candidate for many reasons, including:

  •
  a product candidate may not be safe and effective,

  •
  FDA officials may not find the data from pre-clinical testing and clinical trials sufficient,

  •
  the FDA may not approve of our third-party manufacturers' processes or facilities, or

  •
  the FDA may change its approval policies or adopt new regulations.

        Any delay in obtaining, or inability to obtain, these approvals would prevent us from commercializing our product candidates.

Even if any of our product candidates receive regulatory approval, our product candidates may still face future development and regulatory difficulties.

        If any of our product candidates receive U.S. regulatory approval, the FDA may still impose significant restrictions on the indicated uses or marketing of the product candidates or impose ongoing requirements for potentially costly post-approval studies. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market. Our product candidates will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

  •
  issue warning letters,

  •
  impose civil or criminal penalties,

  •
  suspend regulatory approval,

  •
  suspend any ongoing clinical trials,

  •
  refuse to approve pending applications or supplements to approved applications filed by us or our collaborators,

  •
  impose restrictions on operations, including costly new manufacturing requirements, or

  •
  seize or detain products or require a product recall.

        In order to market any products outside of the U.S., we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the U.S., including the risk that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and adversely impact potential royalties and product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

        If we and our collaborators fail to comply with applicable foreign regulatory requirements, we and our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

If our competitors have products that are approved faster, marketed more effectively or demonstrated to be more effective than ours, our commercial opportunity will be reduced or eliminated.

        The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for treatments for liver and metabolic diseases, research is intense and new treatments are being sought out and developed by our competitors.

        We are aware of many competitive products currently marketed or under development that are used to treat some of the diseases we have targeted. CS-917 will face significant competition from various formulations of metformin and products containing metformin. Metformin is a drug that, like CS-917, inhibits liver glucose production, albeit through an unknown mechanism. Because it does not cause weight gain, metformin is often prescribed as a first line therapy to obese diabetics, who are reported to comprise more than 90% of newly diagnosed type 2 diabetics. Metformin is currently marketed under the brand name Glucophage® by Bristol-Myers Squibb Company and others. Bristol-Myers-Squibb also markets Glucovance®, a single pill that contains both metformin and the insulin secretion enhancer glyburide. In addition, an inexpensive generic form of metformin recently became available. Accordingly, unless CS-917 demonstrates a significant benefit over metformin, the price required to effectively compete with the generic form of metformin may be so low that it becomes uneconomical for us or Sankyo to market CS-917. Other currently marketed oral drugs that will compete with CS-917 include the insulin sensitizers Actos®, or pioglitazone, co-marketed by Takeda Chemical Industries, Ltd. and Eli Lilly and Company, and Avandia®, or rosiglitazone, marketed by

GlaxoSmithKline PLC. GlaxoSmithKline has combined metformin and Avandia in a single pill called Avandamet®.

        There are three currently approved treatments for hepatitis B: Intron® A, marketed by Schering-Plough Corporation, lamivudine, marketed by GlaxoSmithKline under the names Epivir-HBV® and Zeffix™, and Hepsera, marketed in the U.S. by Gilead Sciences, Inc. Remofovir and Hepsera are prodrugs of the same active drug, and therefore will directly compete. In order to effectively compete with Hepsera, remofovir will have to be significantly more beneficial or less expensive than Hepsera.

        There are no currently approved drugs for primary liver cancer. However, Tularik Inc. is developing a product candidate called T67 which is in Phase II/III trials for the treatment of primary liver cancer. In addition, Eximias Pharmaceutical Corporation is developing a product candidate called Thymitaq® which is in Phase III trials for the treatment of primary liver cancer. We will also compete with non-surgical therapies that use microscopic beads injected through a catheter directly into the liver to deliver radiation to primary liver cancer tumors, such as TheraSphere®, a product marketed by MDS Nordion, or SIR-Spheres®, a product marketed by Sirtex Medical Limited.

        In addition, many other competitors are developing products for the treatment of the diseases we are targeting and if successful, these products could compete with our products. If we receive approval to market and sell any of our product candidates, we may compete with these companies and their products as well as others in varying stages of development.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any which we are developing, or that would render our product candidates obsolete and noncompetitive. Our competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.

We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with collaborators or other third-party manufacturers, we may be unable to develop or commercialize our products.

        Our ability to develop and commercialize our products depends in part on our ability to manufacture, or arrange for collaborators or other third parties to manufacture, our products at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. Sankyo and Valeant are responsible for all clinical and commercial manufacturing of CS-917 and remofovir, respectively. We have relied on Raylo Chemicals, Inc. to manufacture sufficient quantities of MB07133 for use in its current clinical trial, and Moravek Biochemicals, Inc. to produce chemicals needed to manufacture these quantities of MB07133. None of our current product candidates has been manufactured on a commercial scale. We, these collaborators and third-party manufacturers may encounter difficulties with the small- and large-scale formulation and manufacturing processes required to manufacture our product candidates, resulting in delays in our clinical trials and regulatory submissions, in the commercialization of our product candidates or, if any of our product candidates is approved, in the recall or withdrawal of the product from the market. Further, development of large-scale manufacturing processes may require additional validation studies, which the FDA must review and approve. Our inability to enter into or maintain agreements with collaborators or capable third-party manufacturers on acceptable terms could delay or prevent the commercialization of our products, which would adversely affect our ability to generate revenues and could prevent us from achieving or maintaining profitability.

        We currently expect that in future clinical trials of MB07133, we will rely on Raylo to manufacture MB07133 and Moravek to produce chemicals needed to manufacture MB07133. However, we do not have long-term supply agreements with these third parties, and we may not be able to enter into new supply agreements with them in a timely manner or on acceptable terms, if at all. These third parties may also be subject to capacity constraints that would cause them to limit the amount of MB07133 or these chemicals that we can purchase. While we believe alternative sources to manufacture MB07133 and to produce chemicals needed to manufacture MB07133 are readily available, in the event we have to seek such alternative sources we will incur costs associated with identifying and qualifying one or more alternate suppliers. We cannot estimate these costs with certainty but do not expect them to be material. In addition, any resulting interruption or delay we experience in the supply of MB07133 or the chemicals needed to manufacture MB07133 may impede MB07133's clinical development.

        In addition, we, our collaborators or other third-party manufacturers of our products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. In addition, product manufacturing facilities in California are subject to licensing requirements of the California Department of Health Services and may be inspected by the California Department of Health Services at any time. We, our collaborators or other third-party manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over third-party manufacturers' compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may be unable to generate significant revenues.

        We do not have a sales and marketing organization, and we have no experience as a company in the sales, marketing and distribution of pharmaceutical products. Sankyo and Valeant are responsible for worldwide marketing and commercialization for CS-917 and remofovir, respectively, although we have an option to co-promote CS-917 in North America with Sankyo. Although our collaboration with Merck has not yet yielded a product candidate, should it be successful, Merck will be responsible for worldwide marketing and commercialization of any resulting product candidate. In order to co-promote CS-917 in North America, or commercialize MB07133 or any future product candidates, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. Developing a sales force is expensive and time consuming and could delay any product launch. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating sufficient demand for our product candidates. To the extent that we enter into arrangements with collaborators or other third parties to perform sales and marketing services, our product revenues are likely to be lower than if we directly marketed and sold our product candidates. If we are unable to establish adequate sales and marketing capabilities, independently or with others, we may not be able to generate significant revenues and may not become profitable.

The commercial success of our product candidates depends upon their market acceptance among physicians, patients, health care payors and the medical community.

        Even if our product candidates obtain regulatory approval, our products, if any, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

  •
  our ability to provide acceptable evidence of safety and efficacy,

  •
  relative convenience and ease of administration,

  •
  the prevalence and severity of any adverse side effects,

  •
  availability of alternative treatments,

  •
  pricing and cost effectiveness,

  •
  effectiveness of our or our partners' sales and marketing strategy, and

  •
  our ability to obtain sufficient third-party coverage or reimbursement.

        CS-917 may have to be administered several times daily. Additionally, it may result in variable drug levels in different patient populations, which could complicate its use and limit its marketability. Since CS-917 is eliminated from the body through the kidney, it may be of limited use in diabetics with kidney dysfunction. Also, CS-917 and HepDirect prodrugs such as remofovir and MB07133 may also exhibit interactions with other marketed drugs that could limit their combination with those drugs. In addition, primarily because the number of treatable patients in the U.S. with primary liver cancer is relatively small, we expect to market MB07133, if approved, at a relatively high price in order to generate sufficient revenues to recoup our costs and provide a return on our investment. This could prevent us from achieving market acceptance of MB07133. If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from this product candidate and we may not become or remain profitable.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates' commercial success.

        The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

  •
  our ability to set a price we believe is fair for our products,

  •
  our ability to generate revenues and achieve or maintain profitability,

  •
  the future revenues and profitability of our potential customers, suppliers and collaborators, and

  •
  the availability of capital.

        In certain foreign markets, the pricing of prescription drugs is subject to government control. In the U.S., given recent federal and state government initiatives directed at lowering the total cost of health care, Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription drugs and the reform of the Medicare and Medicaid systems. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. While we cannot predict the full outcome of the implementation of this legislation, it is possible that the new Medicare prescription drug benefit, which will be managed by private health insurers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to market our products and generate revenues. It is also possible that other similar proposals will be adopted. The new Medicare prescription drug benefit or any similar proposals may particularly harm our ability to commercialize MB07133 because we expect that we will market MB07133, if approved, at a relatively high price in order to generate sufficient revenues to recoup our costs and provide a return on our investment, given the relatively small number of treatable patients in the U.S. with primary liver cancer.

        Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the U.S., which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from coverage and reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could significantly reduce our revenues from the sale of any approved product.

Our inability to timely secure the use of a facility beyond the expiration of our current sublease could increase our costs and delay or prevent the commercialization of our products.

        We perform all of our research, development, management, administrative and other activities in a single facility, which we occupy under a sublease from Sicor. The term of the sublease expires in September 2005, and may expire earlier if the master lease for the facility is terminated. We do not have a contractual option to renew the sublease and we have no control over the early termination of the master lease. Prior to the termination of the sublease, we will need to negotiate and enter into a new sublease with Sicor, or locate and enter into a lease for an alternate facility. We cannot guarantee that we will be able to enter into a new sublease or lease in a timely manner or on acceptable terms, if at all. Any delay in securing the use of a suitable facility beyond the expiration of our current sublease could delay or prevent the commercialization of our products, increase our costs and adversely affect our ability to generate revenues, which could prevent us from achieving or maintaining profitability.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

        Since we became an independent company in 1999, we have increased the number of our full-time employees from 50 to 80 as of March 31, 2004. We will need to continue to expand our managerial, operational, financial and other resources in order to manage and fund our operations and clinical trials, continue our research and development and collaborative activities, and commercialize our product candidates. It is possible that our management and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we fail to attract and keep key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

        Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. The loss of the services of any principal member of our management or scientific staff, particularly Paul K. Laikind, Ph.D., our Chairman of the Board, Chief Executive Officer and President, and Mark D. Erion, Ph.D., our Executive Vice President of Research and Development, could delay or prevent the commercialization of our product candidates. We employ these individuals on an "at-will" basis and their employment can be terminated by us or them at any time, for any reason and with or without notice, subject to the terms of their stock restriction agreements and severance agreements. We maintain a "key man" insurance policy in the amount of $1 million for each of Drs. Laikind and Erion.

        Competition for qualified personnel in the biotechnology field is intense. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

        We have established a scientific advisory board, the members of which assist us in formulating our research, development and clinical strategies. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We have limited experience in identifying, completing and integrating acquisition targets, and if we do not successfully integrate any future acquisitions, we may incur unexpected costs and disruptions to our business.

        An important part of our business strategy is to continue to develop a broad pipeline of product candidates. In addition to our internal drug development efforts, we may seek to expand our product pipeline, at the appropriate time and as resources allow, by acquiring products or businesses or in-licensing technologies that we believe are a strategic fit with our business and complement our existing product candidates and research programs. We are not currently a party to any agreements or commitments and we have no understandings with respect to any such acquisitions. Future acquisitions, however, may entail numerous operational and financial risks including:

  •
  exposure to unknown liabilities,

  •
  disruption of our business and diversion of our management's time and attention to developing acquired products or technologies,

  •
  incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions,

  •
  higher than expected acquisition and integration costs,

  •
  increased amortization expenses,

  •
  difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel,

  •
  impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership, and

  •
  inability to retain key employees of any acquired businesses.

        We have limited experience in identifying acquisition targets, successfully completing potential acquisitions and integrating any acquired products, businesses or technologies into our current infrastructure. Moreover, we may devote resources to potential acquisitions that are never completed or fail to realize the anticipated benefits of any acquisition.

Risks Related to our Finances and Capital Requirements

We have a history of net losses, which we expect to continue for the foreseeable future, and we are unable to predict the extent of future losses or when we will become profitable, if at all.

        We have incurred net losses from our inception. As of March 31, 2004, we had an accumulated deficit of approximately $36.9 million. We expect to increase our operating expenses over the next several years as we continue and expand our research and development activities, including conducting clinical trials for our product candidates and further developing our product pipeline, acquiring or in-licensing products, technologies or businesses, and funding other working capital and general corporate purposes. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We currently lack a significant continuing revenue source and may not become or remain profitable.

        Our ability to become and remain profitable depends upon our ability to generate continuing revenues. To date, our product candidates and strategic collaborations have not generated any significant revenues, other than one-time or time-limited payments associated with our collaborations such as milestone payments and option fees. Our ability to generate significant continuing revenues depends on a number of factors, including:

  •
  successful completion of ongoing clinical trials for our product candidates,

  •
  achievement of regulatory approval for our product candidates,

  •
  successful completion of our current and future strategic collaborations, and

  •
  successful sales, manufacturing, distribution and marketing of our products.

        We do not anticipate that we will generate significant continuing revenues for several years. If we are unable to generate significant continuing revenues, we will not become or remain profitable, and we may be unable to continue our operations.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

        We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next two years. Because we do not anticipate that we will generate significant continuing revenues for several years, if at all, we will need to raise substantial additional capital to finance our operations in the future. Our additional funding requirements will depend on, and could increase significantly as a result of, many factors, including:

  •
  the rate of progress and cost of our clinical trials and other research and development activities,

  •
  the scope, prioritization and number of clinical development and research programs we pursue,

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish,

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

  •
  the costs and timing of regulatory approvals,

  •
  the costs of establishing or contracting for sales and marketing capabilities,

  •
  the effect of competing technological and market developments, and

  •
  the extent to which we acquire or in-license new products, technologies or businesses.

        Until we can generate significant continuing revenues, if ever, we expect to satisfy our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

        We may raise additional funds through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our existing stockholders' ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

Our quarterly operating results and stock price may fluctuate significantly.

        We expect our operating results to be subject to quarterly fluctuations. The revenues we generate, if any, and our operating results will be affected by numerous factors, including:

  •
  the development status of our product candidates, including results of our clinical trials,

  •
  our recommendation of additional drug compounds for clinical development,

  •
  our addition or termination of research programs or funding support,

  •
  variations in the level of expenses related to our product candidates or research programs, and

  •
  our execution of collaborative, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements.

        Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks Related to our Intellectual Property

Our success depends upon our ability to protect our intellectual property, including the proprietary technologies and compounds used in our business.

        Our commercial success depends on obtaining and maintaining patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, as well as successfully defending these patents against third-party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

        The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the U.S. The biotechnology patent situation outside the U.S. is even more uncertain. We may be particularly affected by this because we expect that remofovir and MB07133, if approved, will be marketed in foreign countries with high incidences of hepatitis B and primary liver cancer, respectively, such as China and other Asian countries. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

  •
  we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents,

  •
  we might not have been the first to file patent applications for these inventions,

  •
  others may independently develop similar or alternative technologies or duplicate any of our technologies,

  •
  it is possible that none of our pending patent applications will result in issued patents,

  •
  our issued patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties,

  •
  our issued patents may not be valid or enforceable,

  •
  we may not develop additional proprietary technologies that are patentable, or

  •
  the patents of others may have an adverse effect on our business.

        Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into proprietary information and inventions agreements with our employees and consultants and entering into confidentiality agreements with other third parties to whom we disclose our proprietary information, third parties may still obtain this information without our knowledge and consent. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect this information. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

        Our commercial success also depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. We have not conducted a complete search of existing patents to identify existing patents that our product candidates or proprietary technologies may inadvertently infringe.

        We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. In addition, while we are not currently subject to pending litigation nor are we aware of any threatened litigation, third parties may contact us or our collaborators in the ordinary course of business to bring certain patents to our attention. We and our collaborators evaluate all such communications on a case-by-case basis to assess whether such patents cover our product candidates or proprietary technologies and if so, whether to seek a license from such third parties. A license may not be available to us or our collaborators on acceptable terms, if at all.

        There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or our collaborators infringe on its technology, we may face a number of issues, including:

  •
  infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business,

  •
  substantial damages for infringement, including treble damages and attorneys' fees, as well as damages for products developed using allegedly infringing drug discovery tools or methods, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party's rights,

  •
  a court prohibiting us from selling or licensing the product or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do,

  •
  if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross licenses to our technology, and

  •
  redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.

        We have conducted searches of U.S. and foreign patents, but cannot guarantee that the searches were comprehensive and therefore whether any of our product candidates or the methods of using, making or identifying our product candidates infringe the patents searched, or that other patents do not exist that cover our product candidates or these methods. There may also be pending patent applications that are unknown to us and may prevent us from marketing our product candidates. Other product candidates that we may develop, either internally or in collaboration with others, could be subject to similar delays and uncertainties.

Existing patents and patent applications covering adefovir or prodrugs of adefovir in the U.S. and foreign countries may prevent the commercialization of remofovir in the future.

        Our product candidate remofovir is a prodrug of adefovir. A third party, Gilead, has rights to another product called Hepsera that is a non-liver specific prodrug of adefovir. Adefovir is covered by U.S. and foreign patents that are scheduled to expire in April 2006. On their face, these patents are assigned to Gilead. We currently anticipate that, if approved, remofovir will not be commercialized until after April 2006, and therefore should not infringe upon these patents. However, in some cases, the terms of U.S. and foreign patents covering drug products approved for commercialization may be extended if the holder of the patents requests an extension within a specified period following the date of regulatory approval and the request for extension is approved by the appropriate agencies. We are not aware that the term of the U.S. patents covering adefovir was extended following regulatory approval of Hepsera in the U.S., and the period in which extensions may have been requested has ended. The extension of any patent covering adefovir may prevent the commercialization of remofovir in the relevant country until the expiration of the extended patent term, unless we or Valeant obtained a license to this patent. We are not aware of any request for an extension of patents covering adefovir in Europe.

        We are aware of third party patents and patent applications in European and other foreign countries with claims to prodrugs of adefovir. These patents are scheduled to expire in September 2011. Although we do not believe that any valid claim covers remofovir, we cannot guarantee this. If it is determined that patent claims are valid and cover remofovir, we may not be able to commercialize remofovir in foreign countries, including those in Europe. Further, we are aware that a patent term extension of one of these prodrug patents has been requested in one or more European countries based on the regulatory approval of Hepsera. If the extension request is granted, the patents would expire in September 2016. If granted, this extension may have an adverse impact on the commercialization of remofovir in any such country if it is determined that the patent claims are valid and cover remofovir. Additional third party patents covering Hepsera or adefovir may exist, and may expire later than April 2006 in the U.S. and later than 2011 in foreign countries.

Risks Related to Other Legal Matters

We may incur substantial liabilities from any product liability claims if our insurance coverage for those claims is inadequate.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we sell our product candidates commercially. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our product candidates,

  •
  injury to our reputation,

  •
  withdrawal of clinical trial participants,

  •
  costs of related litigation,

  •
  substantial monetary awards to patients or other claimants,

  •
  loss of revenues, and

  •
  the inability to commercialize our product candidates.

        We have product liability insurance that covers our clinical trials, up to an annual aggregate limit of $3 million. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations, some of which we have previously violated.

        We use hazardous materials, including chemicals, biological agents and radioactive isotopes and compounds, that could be dangerous to human health and safety or the environment. As appropriate, we store these materials and wastes resulting from their use at our facility pending their ultimate use or disposal. We currently contract with a third party to dispose of these materials and wastes. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes.

        In February 2000, August 2001 and October 2002, we underwent routine inspections in which county authorities identified violations of county and state health and safety codes. In November 2001, we underwent an inspection, and in February 2002 we received a warning letter, in which the federal Environmental Protection Agency identified violations of federal waste management and environmental regulations. To date, no penalties have been imposed against us as a result of these county, state and federal violations, which we believe we have corrected in a satisfactory and timely manner. However, we cannot guarantee that we will not incur fines or damages as a result of these violations, or that we will not be required to take additional corrective actions. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

        The radioactive isotopes and compounds we use can cause radiation contamination to our facility. State and federal laws require that before permanently leaving a facility in which radioactive materials have been used, the user of the radioactive materials must make certain that the facility passes a series of tests known as decommissioning. The decommissioning process is highly regulated and may be expensive. If, upon the expiration of our current sublease on or before September 2005, we move to an alternate facility, we may face substantial costs in the decommissioning of our current facility. The decommissioning process may also prevent us from moving to an alternate facility in a timely manner, which could increase our costs and delay or prevent the commercialization of our products.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

        Our research and development and manufacturing activities involve the use of biological and hazardous materials. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. If one of our employees was accidentally injured from the use, storage, handling or disposal of these materials, the medical costs related to his or her treatment would be covered by our workers' compensation insurance policy. However, we do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Risks Related to the Securities Markets and Investment in our Common Stock

Market volatility may affect our stock price and the value of your investment.

        Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

  •
  changes in the regulatory status of our product candidates, including results of our clinical trials,

  •
  events affecting Sankyo, Valeant, Merck or any future collaborators,

  •
  announcements of new products or technologies, commercial relationships or other events by us or our competitors,

  •
  regulatory developments in the U.S. and foreign countries,

  •
  fluctuations in stock market prices and trading volumes of similar companies,

  •
  variations in our quarterly operating results,

  •
  changes in securities analysts' estimates of our financial performance,

  •
  changes in accounting principles,

  •
  sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders,

  •
  additions or departures of key personnel, and

  •
  discussion of us or our stock price by the financial and scientific press and in online investor communities.

        An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

        We intend to use the net proceeds from this offering for:

  •
  research and development activities, including clinical trials for our product candidates and further development of our pipeline,

  •
  acquiring products, technologies or businesses (although we currently have no commitments or agreements relating to these transactions), and

  •
  working capital, capital expenditures and other general corporate purposes.

        Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and, as a result, our stock price could decline.

        The initial public offering price for this offering is substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share. This dilution is due in large part to earlier investors in having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately    % of the total amount we have raised since our inception, but will own only approximately    % of our total common stock.

        We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next two years. Because we will need to raise additional capital to fund our clinical development and research programs, among other things, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options and warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

If our officers, directors and largest stockholders choose to act together, they may be able to control our operations and act in a manner that advances their best interests and not necessarily those of other stockholders.

        After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately    % of our common stock. As a result, these stockholders, acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Future sales of our common stock may cause our stock price to decline.

        Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. In addition, we have outstanding warrants to purchase 8,184,160 shares of common stock that, if exercised, will result in these additional shares becoming available for sale. A large portion of these shares and warrants are held by a small number of persons and investment funds. Sales by these stockholders or warrantholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of 67,092,114 shares of common stock and warrants to purchase 8,184,160 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold or may acquire upon exercise of the warrants, or to include these shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all common stock that we may issue under our amended and restated 2001 incentive plan, our 2004 non-employee directors' stock option plan, and our 2004 employee stock purchase plan. An aggregate of            ,             and            shares of our common stock are reserved for issuance under our amended and restated 2001 incentive plan, our 2004 non-employee directors' stock option plan, and our 2004 employee stock purchase plan, respectively. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting." If any of these events cause a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $     million, based upon an assumed initial public offering price of $            per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $     million.

        We intend to use a majority of the net proceeds from this offering to continue the development of MB07133, our product candidate for the treatment of primary liver cancer, MB07803, our clinical development candidate for the treatment of type 2 diabetes, and the lead compounds in our advanced research programs.

        To a lesser extent, we anticipate using the remaining net proceeds from this offering to:

  •
  continue and expand our other research and development activities, including further development of our product pipeline, and

  •
  fund other working capital and general corporate purposes.

        In addition, we may use a portion of the net proceeds from this offering to acquire or in-license products, technologies or businesses, but we currently have no agreements or commitments relating to any of these types of transactions.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

        The amount and timing of our expenditures will depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

        We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements through at least the next two years. Depending on the timeliness and results of our clinical trials and the regulatory response from the FDA, we believe that at the end of this two-year period MB07133 would be in Phase II or potentially Phase III clinical trials and MB07803 would be in Phase II clinical trials. However, due to the risks inherent in the clinical trial process, we cannot guarantee that clinical trials of these product candidates will be completed successfully or in a timely manner.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis,

  •
  on an as adjusted basis to give effect to (1) the filing of an amended and restated certificate of incorporation to authorize            shares of common stock and            shares of undesignated preferred stock, (2) the sale of            shares of common stock in this offering at an assumed initial offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (3) the conversion of all of our outstanding shares of preferred stock into 67,092,114 shares of common stock upon the closing of this offering.

        You should read the information in this table together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As adjusted
	(in thousands, except share amounts) (unaudited)
Cash, cash equivalents and short-term investments	$21,910

Long-term obligations (including current portion)	2,046

Stockholders' equity:
Convertible preferred stock, $0.001 par value: 74,765,759 shares authorized and 63,631,738 shares issued and outstanding, actual; and shares authorized and no shares issued and outstanding, as adjusted	64
Common stock, $0.001 par value: 129,840,390 shares authorized and 11,067,457 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding, as adjusted	11
Additional paid-in capital	65,555
Deferred compensation	(5,363)
Accumulated other comprehensive income	(1)
Accumulated deficit	(36,905)

Total stockholders' equity	23,361

Total capitalization	$25,407

        The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2004. This number excludes, as of March 31, 2004:

  •
  5,631,221 shares of common stock subject to outstanding options under our amended and restated 2001 equity incentive plan, having a weighted average exercise price of $0.23 per share,

  •
  1,260,793 shares of common stock reserved for future issuance under our amended and restated 2001 equity incentive plan, and

  •
  8,184,160 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.23 per share.

        We expect to complete a 1-for-    reverse stock split of our common stock to be effected prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. The historical net tangible book value of our common stock as of March 31, 2004 was approximately $23.4 million, or approximately $2.11 per share, based on the number of shares outstanding as of March 31, 2004. Historical net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities.

        Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at the assumed public offering price of $            per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to the conversion of all outstanding shares of preferred stock into 67,092,114 shares of common stock upon completion of this offering, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $            , or approximately $            per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2004	2.11
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock	(1.81)

Pro forma net tangible book value per share before this offering	0.30
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors in this offering

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by new investors, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $            per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	78,159,571%		$67,291,851%		$0.86
New investors

Total		100%		$100%

        The discussion and tables above assume no exercise of the underwriters' over-allotment option or any outstanding options or warrants. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by new investors will be increased to            shares or    % of the total number of shares of common stock to be outstanding after this offering.

        As of March 31, 2004, there were:

  •
  5,631,221 shares of common stock subject to outstanding options under our amended and restated 2001 equity incentive plan, having a weighted average exercise price of $0.23 per share,

  •
  1,260,793 shares of common stock reserved for future issuance under our amended and restated 2001 equity incentive plan, and

  •
  8,184,160 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.23 per share.

        We intend to increase the number of shares of common stock reserved for future issuance under our amended and restated 2001 equity incentive plan, and to adopt our 2004 non-employee directors' stock option plan and our 2004 employee stock purchase plan, effective upon the completion of this offering. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data in this section is not intended to replace the financial statements and accompanying notes. Our historical results are not necessarily indicative of our future results. The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of the end of 2002 and 2003, are derived from our audited financial statements, which are included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 1999 and 2000, and the selected balance sheet data as of the end of 1999, 2000 and 2001, are derived from our audited financial statements which are not included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2003 and 2004, and the selected balance sheet data as of March 31, 2004, are derived from our unaudited financial statements, which are included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
						(unaudited)
Statement of Operations Data:
Revenue	$5,042	$3,653	$7,664	$2,278	$9,124	$944	$4,170
Operating expenses:
Research and development	7,783	7,659	9,464	12,609	15,048	3,603	3,653
General and administrative	1,975	1,451	2,131	2,531	2,955	674	695
Amortization of employee stock-based compensation(1)	—	—	—	23	504	39	343

Total operating expenses	9,758	9,110	11,595	15,163	18,507	4,316	4,691

Loss from operations	(4,716)	(5,457)	(3,931)	(12,885)	(9,383)	(3,372)	(521)
Other income (expense), net	260	265	249	88	(46)	8	9

Net loss(2)	(4,456)	(5,192)	(3,682)	(12,797)	(9,429)	(3,364)	(512)
Preferred stock deemed dividend(3)	—	—	—	—	(24,900)	—	—
Net loss applicable to common stockholders	$(4,456)	$(5,192)	$(3,682)	$(12,797)	$(34,329)	$(3,364)	$(512)

Basic and diluted net loss per share(2):
Historical	$(17.07)	$(2.15)	$(0.73)	$(1.67)	$(3.92)	$(0.36)	$(0.06)

Pro forma (unaudited)					$(0.62)		$(0.01)

Shares used to compute basic and diluted net loss per share(2):
Historical	261	2,419	5,040	7,684	8,749	9,338	8,329

Pro forma (unaudited)					55,814		75,421

(1)
The amortization of employee stock-based compensation is composed of $16,378, $358,158, $26,498 and $240,233 related to research and development activities and $6,744, $146,101, $12,857 and $102,752 related to general and administrative activities for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively.

(2)
Please see Note 1 to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

(3)
As disclosed in Note 8 to our financial statements, we recorded a deemed dividend in connection with the issuance of our Series E preferred stock.

	As of December 31,
						As of March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,000	$12,439	$25,572	$19,562	$25,257	$21,910
Working capital	(143)	10,349	24,539	13,693	22,342	21,656
Total assets	2,732	13,800	28,438	21,733	29,110	29,312
Long-term obligations (including current portion)	192	3,154	3,907	2,854	1,820	2,046
Accumulated deficit	(5,293)	(10,485)	(14,167)	(26,964)	(36,393)	(36,905)
Total stockholders' equity (deficit)	(1,782)	5,947	21,475	8,756	23,437	23,361

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule drugs principally to treat metabolic diseases linked to pathways in the liver and to treat liver diseases. Examples of common metabolic diseases include diabetes, hyperlipidemia, a disease involving elevated levels of lipids such as cholesterol, and obesity. Since we became an independent company in 1999, we have established a broad and growing product pipeline targeting large markets with significant unmet medical needs.

        We currently have three product candidates in clinical trials, CS-917, remofovir and MB07133, indicated for the treatment of type 2 diabetes, hepatitis B and primary liver cancer, respectively. In addition to our clinical stage programs, we have research programs focused on metabolic diseases linked to pathways in the liver such as type 2 diabetes, hyperlipidemia and obesity, as well as liver diseases such as hepatitis C and liver fibrosis. We believe our advanced research programs, which are research programs in which we have identified lead drug compounds and shown them to have efficacy in animal models, have the potential to yield additional clinical development candidates within the next two years. One of these advanced research programs recently yielded a compound, MB07803, that we recommended for clinical development. MB07803 is a clinical development candidate for the treatment of type 2 diabetes that works by the same mechanism as CS-917.

        We were incorporated in Delaware in April 1997 as a wholly owned subsidiary of Gensia Sicor, now Sicor, which became an indirect wholly owned subsidiary of Teva in January 2004. In December 1997, Sicor assigned to us specified assets and liabilities relating to its then existing business of discovering and developing proprietary pharmaceutical products. Although we established a new business plan, pursued new opportunities and discovered new products and technologies following our inception, many of the assets we obtained in the transfer served as a foundation upon which we built our technologies and know-how. In June 1999, we completed a corporate restructuring and management stock purchase in which we became an independent company. We have a wholly owned subsidiary, Aramed, which was transferred to us by Sicor and does not conduct an active business.

        We have incurred net losses since inception. As of March 31, 2004, our accumulated deficit was approximately $36.9 million. We expect to incur substantial and increasing losses for the next several years as we:

  •
  continue to develop CS-917, remofovir and MB07133, and any future clinical development candidates,

  •
  commercialize our product candidates, if any, that receive regulatory approval,

  •
  continue and expand our research and development programs, and

  •
  acquire or in-license products, technologies or businesses that are complementary to our own.

        We have a limited history of operations and, to date, we have not generated any product revenues. We have financed our operations and internal growth primarily through private placements of preferred stock as well as direct payments of sponsored research funding, license fees, milestone payments and equity investments from our collaborative partners. We have received additional funding through equipment financing arrangements and Small Business Innovation Research, or SBIR, grants.

        Our agreements with collaborators may include joint marketing or promotion arrangements of our products or products licensed from our collaborators. For example, we have retained co-promotion rights for CS-917 in North America. Alternatively, we may grant exclusive marketing rights to our collaborators in exchange for up-front fees, milestones and royalties on future sales, if any. We have licensed worldwide commercialization rights for remofovir to Valeant. We have retained worldwide commercialization rights to MB07133 and all of the compounds generated from our current research programs, with the exception of hepatitis C product candidates covered by our collaboration with Merck. We intend to eventually market one or more of the product candidates for which we retain commercialization rights through our own sales force or with a co-promotion partner in the U.S. and through strategic collaborations abroad.

        We will rely on our partners or third-party manufacturers to produce sufficient quantities of these products for pre-clinical and clinical studies and large-scale commercialization upon their approval.

        Our business is subject to significant risks, including the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, reliance on third parties for the development and commercialization of our product candidates, competition from other products and uncertainties associated with obtaining and enforcing patent rights.

Research and Development

        Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, costs associated with the clinical trials of our product candidates, facility costs, supplies and materials, costs for consultants and related contract research and depreciation. We charge all research and development expenses to operations as they are incurred.

        Our research and development activities are primarily focused on the clinical trial of MB07133 and research and development of MB07803 as well as the lead compounds in our other research programs. In September 2003, we initiated a Phase I/II clinical trial of MB07133 in the U.S. and Asia. We are responsible for all costs incurred in our research programs with the exception of the hepatitis C program partnered with Merck. Under the terms of our collaboration agreement with Merck, we will receive approximately $1.4 million in research funding during the first year of the collaboration. Sankyo and Valeant are responsible for the costs of clinical development of CS-917 and remofovir, respectively.

        Since our inception in 1997 and through March 31, 2004, we have incurred costs of approximately $17.2 million, $5.4 million and $10.9 million associated with the research and development expenses of CS-917, remofovir and MB07133, respectively, and an aggregate of approximately $36.6 million associated with our other research and development programs.

        The following table summarizes our research and development expenses for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
CS-917	$2,664	$2,712	$2,137	$687	$12
Remofovir	1,325	228	107	59	6
MB07133	1,968	3,954	3,680	1,149	372
Other programs	3,507	5,715	9,124	1,708	3,263

Total research and development expenses	$9,464	$12,609	$15,048	$3,603	$3,653

        At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates and lead compounds from our research programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. Due to these same factors, we are unable to determine the anticipated completion dates for our current research and development projects. However, we expect our research and development costs to be substantial and to increase as we continue the development of our current product candidates, as well as continue and expand our research programs.

        Generally, Phase I clinical trials can be expected to last from 6 to 18 months, Phase II clinical trials can be expected to last from 12 to 24 months and Phase III clinical trials can be expected to last from 18 to 36 months. However, clinical development timelines vary widely, as do the likelihood of success and total costs of clinical trials. Although we are currently focused primarily on advancing MB07133 and MB07803 through clinical development, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment of its market potential.

        The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when any net cash inflow from any of our current product candidates will commence.

General and Administrative

        General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, business development and human resource functions. Other costs include facility costs not otherwise included in research and development expenses and professional fees for legal and accounting services.

        After this offering, we anticipate increases in general and administrative expenses for investor relations and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel.

Other Income, Net

        Other income, net includes interest earned on our cash, cash equivalents and short-term investments. Other income, net is net of interest expense.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our financial statements included in this prospectus, we believe the following accounting policy to be critical to the judgments and estimates used in the preparation of our financial statements:

        Revenue Recognition.    Our revenue recognition policies are in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, 101, Revenue Recognition in Financial Statements and Emerging Issues Task Force, or EITF, Issue 00-21, Revenue Arrangements with Multiple Deliverables. SAB 101 and EITF Issue 00-21 provide guidance related to revenue recognition based on the interpretations and practices developed by the Securities and Exchange Commission. Many of our agreements contain multiple elements, including downstream milestones and royalties. Revenue from milestones is recognized when earned, provided that:

  •
  the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and

  •
  collaborator funding, if any, of our performance obligations after the milestone achievement will continue at a level comparable to before the milestone achievement.

        If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Upfront, nonrefundable fees under our collaborations are recognized over the period the related services are provided and may be deferred if the period of performance extends beyond an intervening balance sheet measurement date. Nonrefundable upfront fees not associated with our future performance are recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Amounts received for research funding for a specific number of full-time researchers are recognized as revenue as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project.

Recently Issued Accounting Pronouncements

        In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for our financial statements beginning January 1, 2003. We have currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If we are required to adopt such a method, its implementation pursuant to SFAS No. 148 would have a material effect on our results of operations.

        In November 2002, EITF finalized its tentative consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue 00-21 did not have an impact on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

Results of Operations

  Comparison of the Three Months Ended March 31, 2003 and 2004

        Revenues.    Revenues were $944,000 for the three months ended March 31, 2003, compared with $4.2 million for the three months ended March 31, 2004. The $3.3 million increase in 2004 was primarily the result of increased milestone revenue of $3.5 million we earned under our collaboration agreement with Sankyo, plus a $344,000 increase in sponsored research resulting from the initiation in 2004 of the research portion of our collaboration agreement with Merck. This increase was offset by a decline of $786,000 in 2004 in license fee revenue resulting from the completion of an exclusive option agreement in 2003 that we entered into in October 2002 giving Sankyo the right to negotiate a new collaboration agreement for a second generation gluconeogenesis inhibitor and to license an additional back-up compound to CS-917.

        Research and Development Expenses.    Research and development expenses were $3.6 million for the three months ended March 31, 2003 compared with $3.7 million for the three months ended March 31, 2004. The $50,000 increase was primarily due to increased spending of $249,000 in salaries and benefits and $74,000 increase in lab supply expenditures associated with an overall increase in staffing levels of one employee and a general increase in compensation costs. This increase was offset by a decline of $274,000 in external contract research for MB07133 in 2004. This decrease was primarily the result of higher MB07133 drug manufacturing costs in 2003 in preparation for the initiation of its Phase I/II clinical trial.

        General and Administrative Expenses.    General and administrative expenses were $674,000 for the three months ended March 31, 2003 compared with $695,000 for the three months ended March 31, 2004. The $21,000 increase was primarily due to a general increase in compensation costs.

        Amortization of Employee Stock-based Compensation.    In connection with the grant of stock options to employees and directors, we recorded deferred stock-based compensation of approximately $484,000 and $265,000 during the three months ended March 31, 2003 and 2004, respectively. This deferred stock-based compensation represents the difference between the exercise price and the estimated fair value of the underlying common stock on the date the options were granted. We recorded this amount as a component of stockholders' equity and will amortize the amount, on a straight-line basis, as a non- cash charge to operations over the vesting period of the options. We recorded amortization of deferred stock-based compensation of approximately $39,000 and $343,000 for the three months ended March 31, 2003 and 2004, respectively. As of March 31, 2004, we had approximately $4.8 million of deferred stock-based compensation.

        Other Income, Net.    Interest income was $64,000 for the three months ended March 31, 2003, compared with $63,000 for the three months ended March 31, 2004, a decrease of $1,000. The decrease was due to lower prevailing interest rates during 2004. Interest expense was $56,000 for the three months ended March 31, 2003, compared with $55,000 for the three months ended March 31, 2004, a decrease of $1,000. The decrease was primarily due to the lowering of our outstanding debt balances as a result of the prepayment of $1.5 million of principal on our convertible term loan with Sankyo in October 2003, offset slightly by an increase in equipment loan balances.

  Comparison of the Years Ended December 31, 2002 and 2003

        Revenues.    Revenues were $2.3 million for the year ended December 31, 2002, compared with $9.1 million for the year ended December 31, 2003. The $6.8 million increase was primarily the result of increased license fee revenue of $6.7 million in 2003 from an exclusive option agreement we entered into in October 2002 with Sankyo, plus a $1.0 million clinical development milestone we earned under our collaboration agreement with Valeant in the second quarter of 2003. The increase was offset by a decline of $1.1 million in 2003 in sponsored research resulting from the completion of the research portion of our collaboration agreement with Sankyo in April 2002.

        Research and Development Expenses.    Research and development expenses were $12.6 million for the year ended December 31, 2002, compared with $15.0 million for the year ended December 31, 2003. The $2.4 million increase was primarily due to increased spending of $1.2 million in salaries and benefits and $153,000 increase in lab supply expenditures associated with an overall increase in staffing levels of nine employees in 2003 as our internal programs continued to progress plus a $1.0 million increase for external contracted research primarily related to MB07133.

        General and Administrative Expenses.    General and administrative expenses were $2.5 million for the year ended December 31, 2002 compared with $3.0 million for the year ended December 31, 2003. The $424,000 increase was primarily due to the salary and benefit expenses related to hiring our Vice President of Business Development in May 2002 plus the amortization of deferred compensation resulting from the loan payments on tendered shares made by Mr. Beck and Dr. Laikind in June 2003.

        Amortization of Employee Stock-based Compensation.    In connection with the grant of stock options to employees and directors, we recorded deferred stock-based compensation of approximately $261,000 and $5.2 million during the years ended December 31, 2002 and 2003, respectively. We recorded amortization of deferred stock-based compensation of approximately $23,000 and $504,000 for the years ended December 31, 2002 and 2003, respectively. As of December 31, 2003, we had approximately $4.8 million of deferred stock-based compensation.

        In 2003, our board of directors authorized a transaction, effective June 30, 2003, calling for three of our executive officers to agree to tender 2,962,801 shares of their previously vested common stock and subject them to a new monthly vesting schedule over a four-year period commencing on June 30, 2003. This transaction was entered into as repayment for outstanding principal and accrued interest on loans we made to those executive officers in connection with their purchase of our common stock in June 1999 of $514,000 and related taxes paid on their behalf by us. As part of this transaction, we made aggregate income tax payments of $249,000 on behalf of our executive officers for estimated income taxes incurred in connection with this transaction, $197,000 of which was satisfied by us through the application of the value of the shares tendered to us. The amount of shares tendered was based upon the then fair value for the common stock as determined by our board of directors. In April 2004, the compensation committee of our board of directors determined the actual income taxes incurred by our executive officers in connection with this transaction and, as a result, authorized us to make additional aggregate income tax payments of $57,000 on their behalf and directly reimburse these officers an aggregate amount of $78,000 for income tax payments made by them. We recorded $711,000 of deferred compensation at June 30, 2003, to be amortized over the four-year vesting period of the underlying common stock. The amortization of deferred compensation will be $89,000, $178,000, $178,000, $178,000 and $89,000 for the periods ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

        We anticipate recording amortization of deferred compensation expense related to the stock option grants and new vesting of previously vested shares tendered by our executive officers of approximately $1.2 million, $1.6 million, $1.6 million, $1.0 million and $11,000 for the nine months ended December 31, 2004 and the years ended December 31, 2005, 2006, 2007 and 2008, respectively.

        Other Income, Net.    Interest income was $378,000 for the year ended December 31, 2002, compared with $177,000 for the year ended December 31, 2003, a decrease of $201,000. The decrease was due to lower average cash and investment balances and lower prevailing interest rates during 2003. Interest expense was $295,000 for the year ended December 31, 2002, compared with $226,000 for the year ended December 31, 2003, a decrease of $69,000. The decrease was primarily due to the lowering of our outstanding debt balances as a result of our prepayment in October 2002 of $2.0 million of principal and accrued interest on a convertible term loan.

  Comparison of the Years Ended December 31, 2001 and 2002

        Revenues.    Revenues were $7.7 million in 2001 compared with $2.3 million in 2002. The $5.4 million decrease was due to our not earning any clinical milestones under our collaboration agreements in 2002, differences in license fee amortization of $1.1 million and the conclusion of our fifth and final year of sponsored research under our collaboration agreement with Sankyo in April 2002 resulting in a decrease of $2.3 million.

        Research and Development Expenses.    Research and development expenses were $9.5 million in 2001 compared with $12.6 million in 2002. The $3.1 million increase in our research and development expenses is primarily due to the $1.3 million increase in salaries and benefits and the $279,000 increase in lab supply expenditures associated with an increase in staffing of 12 employees in 2002 and the increase in our expenditures for external contracted research of $1.4 million primarily related to MB07133 in 2002.

        General and Administrative Expenses.    General and administrative expenses were $2.1 million in 2001 compared with $2.5 million in 2002. The $400,000 increase primarily reflects $286,000 in salaries and benefits expenses associated with annual pay and benefit cost increases for existing employees.

        Other Income, Net.    Interest income was $559,000 in 2001 compared with $378,000 in 2002. The 2002 decrease from 2001 of $181,000 was due to lower average cash and investment balances and lower prevailing interest rates during 2002. Interest expense was $319,000 in 2001 compared with $295,000 in 2002. The 2002 decrease from 2001 of $24,000 was primarily due to the lowering of our outstanding debt balances as a result of our prepayment of $2.0 million of principal and accrued interest on our convertible term loan with Sankyo in October 2002.

Liquidity and Capital Resources

        To date, we have financed our operations and internal growth primarily through private placements of preferred stock as well as direct payments of sponsored research funding, license fees, milestone payments and equity investments from our collaborative partners. Additional funding has come through equipment financing arrangements and via our receipt of SBIR grant funds.

        As of March 31, 2004, we had received approximately $57.1 million from private placements of preferred stock to financial investors. In addition, as of March 31, 2004, we had received direct payments of sponsored research funding, license fees, milestone payments, loans and equity investments from our collaborative partners totaling approximately $45.4 million. These direct payments include the sale to Sankyo of $7.25 million of our Series A preferred stock in December 1997 and a $3.0 million convertible term loan from Sankyo in June 1999. As of March 31, 2004, the principal and accrued interest balance under the convertible term loan had been repaid. We earned a milestone payment of $3.5 million from Sankyo in March 2004, which was paid to us in April 2004. We also earned a milestone payment of $1.0 million from Valeant in April 2004, which has not yet been paid.

        As of March 31, 2004, we had financed through leases and loans the purchase of equipment and leasehold improvements totaling approximately $3.4 million, of which $2.1 million was outstanding at that date. These loans are collateralized with the purchased equipment, bear interest at rates ranging from approximately 9.6% to 12.1% and are due in monthly installments through February 2008. As of March 31, 2004, we had received cumulative SBIR grant funding totaling approximately $804,000. In September 2003, we were notified that we had been awarded up to $2.4 million in SBIR funding for the two-year period beginning September 1, 2003 and ending August 31, 2005.

        As of March 31, 2004, we had $21.9 million in cash and cash equivalents and securities available-for-sale as compared to $25.3 million as of December 31, 2003, a decrease of $3.4 million. This decrease resulted primarily from additional operating losses and capital equipment purchases. Net cash used in operating activities amounted to $3.1 million for the three months ended March 31, 2004, primarily reflecting an increase in accounts receivable of $2.8 million as a result of earning a milestone under the Sankyo collaboration plus the net loss for this period of $0.5 million. Net cash provided by investing activities of $80,000 for the three months ended March 31, 2004 resulted from net sales or maturities of short-term investments of $443,000 offset by $363,000 of equipment purchases. Net cash provided by financing activities was $84,000 for the three months ended March 31, 2004, primarily reflecting proceeds from an equipment loan and offset by our principal payments on capital leases and the prepayment of offering costs.

        As of December 31, 2003, we had $25.3 million in cash and cash equivalents and securities available-for-sale as compared to $19.6 million as of December 31, 2002, an increase of $5.7 million. This increase resulted primarily from the proceeds from the sale of $24.9 million of Series E preferred stock in October 2003 partially offset from our operating loss and principal payments on loans. Net cash used in operating activities amounted to $15.7 million for the year ended December 31, 2003, primarily reflecting the net loss for this period of $9.4 million plus $7.2 million due to the amortization of deferred revenue related to the Sankyo option fee, offset by non-cash charges for depreciation and amortization of $564,000 and amortization of deferred employee stock-based compensation of $504,000. Net cash used in investing activities of $7.7 million for the year ended December 31, 2003 resulted from net purchases of short-term investments of $6.8 million and $898,000 of equipment purchases. Net cash provided by financing activities was $22.3 million for the year ended December 31, 2003, primarily reflecting $23.8 million in net proceeds from the sale of Series E preferred stock and $864,000 from equipment loans offset by our principal payments on notes payable and capital leases of $1.9 million and the prepayment of offering costs of $430,000.

        Net cash used in operating activities decreased from $6.3 million in 2001 to $5.7 million in 2002. This decrease of $600,000 resulted from a $6.7 million increase in deferred revenue from the Sankyo option fee in October 2002 and a decrease in accounts receivable balances of $2.3 million, offset by increased higher net losses in 2002 from a decline in revenues of $5.4 million and increased operating costs of $3.5 million associated with increased staffing levels of 12 employees during this period. Net cash provided by investing activities was $2.4 million in 2001, compared to cash used in investing activities of $2.5 million in 2002. The increase in net cash used in investing activities in 2002 of $5.0 million was due to the net purchases of short term investments during that period. Net cash provided by financing activities decreased from $20.0 million in 2001 to $461,000 in 2002. The decrease in net cash provided by financing activities from 2001 to 2002 of $19.5 million was due primarily to the proceeds from the sale of $19.2 million of Series D preferred stock in October 2001, as compared to no sale of any preferred stock in 2002.

        We anticipate investing approximately $1.8 million for the nine months ending December 31, 2004 for capital equipment and leasehold improvements necessary to support our future growth.

        The following summarizes our long-term contractual obligations as of December 31, 2003:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
	(in thousands)
Operating leases	$2,253	$1,338	$915	$—	$—
Capital leases	72	28	22	22	—
Equipment financing	2,090	765	1,126	199	—
Other contractual obligations	175	25	50	50	50

Total	$4,590	$2,156	$2,113	$271	$50

        We also enter into agreements with clinical sites and contract research organizations for the conduct of our clinical trials. We will make payments to these sites and organizations based upon the number of patients enrolled and the length of their participation in the trials. As of December 31, 2003, we had made payments of $70,000 to clinical sites or contract research organizations in connection with our Phase I/II clinical trial for MB07133. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur.

        Our future capital uses and requirements depend on numerous forward-looking factors. These factors may include but are not limited to the following:

  •
  the rate of progress and cost of our clinical trials and other research and development activities,

  •
  the scope, prioritization and number of clinical development and research programs we pursue,

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

  •
  the costs and timing of regulatory approvals,

  •
  the costs of establishing or contracting for manufacturing, sales and marketing capabilities,

  •
  the costs of expanding our facilities to support our operations,

  •
  the effect of competing technological and market developments,

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish, and

  •
  the extent to which we acquire or in-license new products, technologies or businesses.

        We believe that our existing cash, cash equivalents and short-term investments, excluding the net proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next twelve months. Together with the net proceeds from this offering, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our projected operating requirements through at least the next two years.

        Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities, cash payments under our strategic collaborations, debt financing arrangements and government grants. In addition, we may finance future cash needs through the sale of other equity securities, entering into additional strategic collaboration agreements, government grants and debt financing. However, we may not be successful in obtaining additional collaboration agreements, or in receiving milestone or royalty payments under current or future agreements. In addition, we cannot be sure that our existing cash, cash equivalents and short-term investments resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

        As of March 31, 2003 and 2004 and December 31, 2001, 2002 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 10 to the financial statements included elsewhere in this prospectus.

Related Party Transactions

        See the section of this prospectus entitled "Related Party Transactions."

Quantitative and Qualitative Disclosure About Market Risk

        Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

        We are a biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule drugs principally to treat metabolic diseases linked to pathways in the liver and to treat liver diseases. Examples of common metabolic diseases include diabetes, hyperlipidemia, a disease involving elevated levels of lipids such as cholesterol, and obesity. Since we became an independent company in 1999, we have established a broad and growing product pipeline targeting large markets with significant unmet medical needs. We currently have three product candidates in clinical trials indicated for the treatment of type 2 diabetes, hepatitis B and primary liver cancer. We have discovered all of our product candidates internally using our proprietary NuMimetic or HepDirect technologies.

        Our research programs focus on metabolic diseases linked to pathways in the liver such as type 2 diabetes, hyperlipidemia and obesity, as well as liver diseases such as hepatitis C and liver fibrosis. We believe our advanced research programs, which are research programs in which we have identified lead drug compounds and shown them to have efficacy in animal models, have the potential to yield additional clinical development candidates within the next two years. One of these advanced research programs yielded a compound, MB07803, that we recommended for clinical development in the first quarter of 2004. MB07803 is a clinical development candidate for the treatment of type 2 diabetes that works by the same mechanism as CS-917. Once recommended for clinical development, we test a candidate to determine manufacturing methods, to measure its toxicity in animal models and to develop a suitable dosage form. These processes are referred to as scale-up, toxicology and formulation development, respectively. A successful candidate would then be ready for human clinical testing.

        Our three product candidates in clinical trials are:

  •
  CS-917, a product candidate for the treatment of type 2 diabetes that is currently in Phase II clinical trials. We believe CS-917, which we discovered using our

  NuMimetic technology, inhibits a metabolic pathway in the liver that is responsible for producing the sugar called glucose. In type 2 diabetics, this pathway produces excessive amounts of glucose, contributing to high blood glucose levels which in turn may lead to morbidity and death. Results from a 14-day Phase II study and a 28-day Phase II study, both in type 2 diabetics, demonstrated that CS-917 is capable of significantly lowering blood glucose levels. Based on the results of the 28-day study, we earned a $3.5 million milestone payment from Sankyo, our collaborator with respect to the development of CS-917. A larger and longer-term study designed to further evaluate the safety and effectiveness of CS-917 is being planned. We have licensed worldwide commercialization rights for CS-917 to Sankyo but have retained co-promotion rights for CS-917 in North America.

  •
  Remofovir mesylate, a product candidate for the treatment of hepatitis B that is currently in Phase II clinical development and is also being studied in two Phase I/II clinical trials. Remofovir uses our HepDirect technology to target the active form of Hepsera, a marketed anti-viral drug indicated for the treatment of hepatitis B, specifically to the liver. Hepsera also delivers adefovir but throughout the body, rather than specifically to the liver. We believe that Hepsera, while effective against hepatitis B, is used at a suboptimal dose due to an increased risk of kidney toxicity at higher doses. Because remofovir targets adefovir to the liver while limiting the amount that reaches other organs, we expect it to be more effective than Hepsera but without kidney toxicity. Remofovir has completed two Phase I clinical trials in healthy volunteers in which it was found to be safe and well-tolerated and exhibited favorable pharmacokinetics. Remofovir is currently being evaluated in two Phase I/II clinical trials, one in the U.S. and one in Taiwan. Testing of three of the four dose groups in the U.S. study has been completed and the results have been evaluated. Remofovir was found to be safe and well-tolerated and it significantly lowered the level of hepatitis B virus in patients in each of the three dose groups evaluated, compared to patients treated with a placebo. The first patient in a 12-month Phase II study of remofovir is expected to be dosed in mid-2004. Based on the decision to initiate this Phase II study, we earned a $1 million milestone payment from Valeant, with whom we are collaborating with respect to the development of remofovir and to whom we have licensed worldwide commercialization rights. Although Valeant, in its regulatory filings with the FDA, refers to remofovir as currently in Phase I clinical trials, we believe these trials are more properly characterized as Phase I/II clinical trials because they are designed to evaluate both safety and preliminary efficacy in a limited number of patients with hepatitis B over a 28-day period. Remofovir was formerly called Hepavir B.

  •
  MB07133, a product candidate for the treatment of primary liver cancer that is currently in a Phase I/II clinical trial. MB07133 uses our HepDirect technology to target the active form of araC, a marketed anti-cancer drug, to the liver while decreasing levels of the active form of the drug in tissues outside of the liver. We believe this unique liver-targeting property will enhance efficacy while minimizing the toxicities associated with araC therapy. We retain exclusive worldwide commercialization rights to MB07133.

        We have extensive expertise in liver diseases and in the pathways and proteins residing in the liver that significantly contribute to certain metabolic diseases or that are important for transporting drugs into the liver, acting upon them and expelling them from the body, processes referred to as drug uptake, metabolism and excretion, respectively. With this knowledge, we developed two proprietary technologies, named NuMimetic and HepDirect, which we have used to develop our current product candidates and which we expect to use to expand our product pipeline in the future.

        We use our NuMimetic technology to discover molecules that bind effectively and specifically to certain regulatory sites, called nucleotide binding sites, residing on proteins called enzymes that control the output of cellular pathways involved in metabolic diseases, or metabolic pathways. We have developed a library of these unique molecules, known as nucleotide mimetics, and have used this library to discover compounds that we believe will lower glucose, cholesterol or lipid levels. We used our NuMimetic technology to discover CS-917, and we are also using it in certain of our advanced research programs.

        We use our HepDirect technology to target drugs to the liver, resulting in increased levels of the active form of the drug in the liver and decreased levels in non-liver tissues. We believe this will significantly improve drug efficacy and safety. Our HepDirect technology can be used to improve certain currently marketed drugs or applied to certain drug candidates, resulting in new, proprietary drugs that may then be marketed by us or by companies we collaborate with that have compounds that would benefit from this approach. Remofovir and MB07133 use our HepDirect technology, as do several of our advanced research programs. In addition to our internal programs, we have a collaboration with Merck to discover new treatments for hepatitis C by applying our HepDirect technology to certain compounds supplied by Merck.

        Our goal is to expand our clinical development pipeline by recommending at least one new drug compound per year for clinical development. Once recommended, the compound undergoes pre-clinical development including scale up, toxicology and formulations development. Successful compounds would then enter human clinical testing. We believe that a broad product pipeline will provide strong growth potential and reduce our reliance on the success of any single product candidate. We may also in-license technologies and products to complement our internal discovery efforts.

        We have several advanced research programs that we believe have the potential to yield additional clinical development candidates within the next two years. From these advanced research programs, we recommended the clinical development of MB07803 in the first quarter of 2004. MB07803 is a candidate for the treatment of type 2 diabetes that, like CS-917, is designed to block the metabolic pathway in the liver that is responsible for producing glucose. Assuming it successfully completes pre-

clinical development, we intend to file an IND application for MB07803 in late 2004 and once the IND becomes effective, begin clinical trials of MB07803 in 2005.

        Our advanced research programs include:

  •
  a program targeting hyperlipidemia and possibly obesity by controlling the expression of certain genes in the liver that are important for making or using cholesterol as well as genes involved in the control of energy expenditure,

  •
  programs using our HepDirect technology to identify drugs to treat hepatitis C infection including a collaboration with Merck to apply our HepDirect technology to certain compounds Merck has studied for the treatment of hepatitis C infection,

  •
  a program using our NuMimetic technology to treat metabolic diseases such as type 2 diabetes, hyperlipidemia and a disease associated with fatty livers known as non-alcoholic steatohepatitis, by inhibiting cholesterol and lipid production in the liver, and

  •
  a program using our HepDirect technology to treat liver fibrosis by inhibiting the overproduction of collagen in the liver.

Industry Background

        Liver diseases such as hepatitis B, hepatitis C, primary liver cancer and liver cirrhosis represent some of the most widespread and serious diseases in the world. Metabolic diseases such as type 2 diabetes, hyperlipidemia, obesity and non-alcoholic steatohepatitis are major healthcare problems worldwide, but are especially prevalent in the U.S. and Europe. We believe that these metabolic diseases can be treated by targeting metabolic pathways that reside in the liver, such as the pathways responsible for the production of glucose, cholesterol and fat molecules. As a group, liver and metabolic diseases present one of the largest pharmaceutical markets. According to IMS Health, an independent market research organization, worldwide sales of drugs targeting these diseases exceeded $30 billion in 2002.

        Liver diseases are generally poorly treated with current drug therapies, if therapies exist at all. At present, no drugs are approved to treat primary liver cancer or liver cirrhosis, only three antiviral drugs have been specifically approved to treat hepatitis B and the drug combination therapy of interferon alpha and ribavirin is the main treatment of hepatitis C. Moreover, these marketed drugs generally show significant limitations, including poor tolerability, safety risks or inadequate efficacy in the majority of patients. In addition, the interferon alpha therapies suffer from difficult dosing regimens which impede widespread use. Some existing anti-viral and anti-cancer drugs, while effective outside of the liver, are not effective against diseases of the liver due to the liver's inability to effectively convert them to their active forms. The use of existing drugs for the treatment of liver diseases is further limited in some cases by dose-limiting toxicities which may occur when high levels of the drug accumulate in tissues outside the liver.

        In contrast to liver diseases, many more drugs are available for treating metabolic diseases either alone or in combination with other drugs. However, while effective drug therapies exist for some patients, most are inadequately treated. For example, according to the National Health and Nutrition Examination Survey, 62% of patients being treated for type 2 diabetes remain above the targeted levels for glucose set by the American Diabetes Association. In addition, studies reported in the American Journal of Cardiology indicate that 82% of patients with coronary heart disease, which is associated with hyperlipidemia, remain above the targeted levels for cholesterol set by the National Cholesterol Education Program. Obese patients or patients with non-alcoholic steatohepatitis are even more poorly treated, with few drugs on the market showing suitable efficacy and safety for these patients. As a result, we believe more effective drugs are needed.

Our Pipeline

        The following table summarizes our current clinical programs and advanced research programs:

CS-917: A gluconeogenesis inhibitor for the treatment of type 2 diabetes

        CS-917 is an oral product candidate in Phase II clinical trials for type 2 diabetes that we discovered using our proprietary NuMimetic technology. We believe CS-917 inhibits a metabolic pathway in the liver called gluconeogenesis, which is responsible for the excessive production of glucose by patients with type 2 diabetes. We believe that CS-917 is the first product candidate to be studied in human clinical trials that is designed to directly block this pathway. In pre-clinical studies and two completed clinical trials, CS-917 has significantly reduced the elevated blood glucose levels that characterize type 2 diabetes. CS-917 is being developed in partnership with Sankyo, and we retain co-promotion rights in North America.

  Diabetes

        There are two forms of diabetes: type 1 or insulin dependent, juvenile onset diabetes, and type 2 or adult onset diabetes. The World Health Organization estimates that approximately 90% of diabetes patients have type 2 diabetes. Elevated blood glucose levels in type 2 diabetics result from decreased glucose metabolism combined with increased glucose production. Decreased glucose metabolism arises from a relative underproduction of the hormone insulin by the pancreas, along with a decrease in the sensitivity of the body's tissues, such as muscle, liver and fat, to insulin action. Increased glucose production is caused by increased synthesis of glucose by the gluconeogenesis pathway in the liver. Over time, the chronically elevated blood glucose levels in type 2 diabetics can lead to many long-term complications such as coronary heart disease, stroke, blindness, peripheral vascular disease, kidney disease and nerve damage. In addition, diabetes is a leading cause of death in the U.S.

        Based on estimates by the World Health Organization, type 2 diabetes afflicted approximately 159 million people worldwide in 2000 and will afflict approximately 333 million people worldwide by 2030. IMS Health reports that global sales of oral diabetes drugs totaled approximately $7.6 billion in 2001 and projects this market to grow to greater than $20 billion by 2010. The American Diabetes Association estimates that as of 2002, approximately 17 million people in the U.S. had diabetes, of which 11.1 million had been diagnosed and 5.9 million were unaware that they had this disease.

  Current Treatments

        The United Kingdom Prospective Diabetes Study, a landmark 20-year clinical study completed in 1996, demonstrated that stringent control of blood glucose levels reduces the risk of the serious complications associated with type 2 diabetes. As a result of this study, the American Diabetes Association now recommends that levels of hemoglobin A1c, a standard measure of glucose control, be maintained under 7% in type 2 diabetics. However, at present no single marketed drug is capable of lowering hemoglobin A1c levels into the targeted range for a sustained period of time in the majority of patients with type 2 diabetes.

        According to a recent review in Nature, drugs from each of the three major classes of oral diabetes drugs not only exhibit limited efficacy, but also are associated with less than desired tolerability and significant mechanism-based side effects. These drug classes include:

  •
  insulin secretion enhancers, which lower glucose levels by inducing insulin secretion from the pancreas. This drug class is associated with a significant risk of hypoglycemia.

  •
  insulin sensitizers, which lower glucose levels by enhancing insulin sensitivity. This drug class is associated with fluid retention and anemia. In addition, the FDA requires liver function monitoring for patients using insulin sensitizers to protect against liver toxicity.

  •
  hepatic glucose output inhibitors, which lower glucose levels by inhibiting liver glucose production. The only drug in this class is metformin, which based on a study reported in Diabetes inhibits glucose production by the liver by only approximately 24% when administered at doses higher than the commonly prescribed daily dose. Metformin therapy is associated with an increased risk of lactic acidosis in certain patient populations, especially patients with kidney dysfunction. In addition, metformin therapy commonly leads to transient gastrointestinal disturbances such as nausea, diarrhea and vomiting, which can compromise patient compliance.

        Insulin secretion enhancers and insulin sensitizers, but not metformin, are also associated with increased weight gain. Since weight gain is known to exacerbate diabetes, physicians often prescribe metformin as a first line therapy to obese patients, who according to a recent study published in Diabetes & Endocrinology comprise more than 90% of newly diagnosed type 2 diabetics. In the United Kingdom Prospective Diabetes Study, obese patients treated with maximum doses of metformin or an insulin secretion enhancer showed a steady rise in hemoglobin A1c levels above the targeted range at three years. Progressively fewer patients were able to maintain hemoglobin A1c levels at six years and nine years, respectively.

        Once treatment with a single oral drug fails to adequately control glucose levels, diabetic patients typically are treated with one or more additional oral drugs. Since patient compliance is considered a significant problem with drug combination therapy, Glucovance, a pill that contains both metformin and the insulin secretion enhancer glyburide, has recently been introduced into the market. It is estimated that more than 75% of type 2 diabetics will require multiple oral drug therapies to attain adequate glucose control and up to approximately 32% of type 2 diabetics will ultimately advance to a stage that requires daily insulin injections.

        Because the disease is so poorly treated with currently marketed drugs, the diabetes market is receptive to new drugs and new approaches have experienced rapid uptake. For example, IMS Health reported that sales of insulin sensitizers grew to more than $2.3 billion in 2001 following their introduction in 1998.

  CS-917

        Studies show that the elevated blood glucose levels that characterize type 2 diabetics are correlated with the overproduction of glucose by the liver, which arises from an increased rate of flow through the gluconeogenesis pathway. We believe that CS-917 is the first product candidate to be studied in human clinical trials that is designed to directly block the gluconeogenesis pathway by inhibiting an enzyme called fructose 1,6-bisphosphatase, or FBPase. We believe that FBPase represents an important control point within this pathway and a suitable target for inhibiting the overproduction of glucose found in type 2 diabetics. Pharmaceutical companies have tried to find inhibitors of FBPase, but have thus far failed to discover compounds of sufficient potency and specificity to be considered as product candidates. Using our NuMimetic technology, we have identified molecules that effectively bind to the nucleotide-binding site on FBPase and potently and specifically inhibit FBPase activity.

        We believe that CS-917 will be effective across a broad patient population because glucose overproduction by the liver is common to all type 2 diabetics regardless of disease stage or body mass. Unlike insulin sensitizers and insulin secretion enhancers, CS-917 does not cause weight gain in animals and is therefore expected to be effective in obese diabetics. Studies also show that CS-917 is effective in animal models of lean diabetes. In addition, glucose lowering occurs independent of insulin levels, suggesting that CS-917 may exhibit glucose lowering activity in advanced diabetics, a patient population commonly resistant to therapies dependent on insulin production such as insulin sensitizers and insulin secretion enhancers.

  Clinical Trials

        To date, Sankyo has completed four Phase I trials in healthy volunteers as well as a Phase I and two Phase II studies in type 2 diabetics. A total of 416 subjects, comprising 177 healthy volunteers and 239 type 2 diabetics, have been studied to date.

        Results from the two Phase II studies provide evidence that CS-917 is capable of significantly lowering blood glucose levels in humans. The first Phase II study completed involved treatment of 39 type 2 diabetics with CS-917 or a placebo once daily for 14 days using a randomized, placebo-controlled, double-blind study design. The patients were divided into groups that received 50, 100, 200 or 400 milligrams of CS-917 or a placebo. Patients were dosed in the morning following a ten hour overnight fast and then fasted an additional six hours. The efficacy endpoint of the study was a comparison of cumulative glucose levels over the six hour fasting period following administration on day 14 relative to baseline levels (which are cumulative glucose levels determined for the same period prior to study initiation) in patients treated with CS-917, as compared to the change from baseline levels in patients treated with a placebo. The primary efficacy endpoint of the study, which was achieved, was demonstration of a statistically significant reduction in these cumulative glucose levels, as determined by a p-value of less than 0.05, in patients treated with the highest dose of CS-917. A p-value of less than or equal to 0.05 is generally considered to signify a statistically significant result, which means a result is unlikely to occur by chance. Furthermore, the reduction in glucose levels seen on day 14 compared to baseline levels was greater in all groups treated with CS-917 than that seen in the placebo treated groups.

        In the second Phase II study, 146 type 2 diabetics were treated with CS-917 or a placebo administered two or three times per day for 28 days using a randomized, placebo-controlled, double-blind study design. The primary efficacy endpoint of the study was the change from baseline in the plasma glucose level measured after an overnight fast, often called the fasting plasma glucose level, on the morning of day 29 following the last dose on the evening of day 28, as compared to the change measured in the patients that received a placebo over the same time period. In each case, the group of patients that received CS-917 showed a statistically significant reduction in fasting plasma glucose levels compared to the corresponding dose group that received a placebo, as determined by a p-value of less than 0.05.

        In addition to glucose levels, blood lactate levels were closely monitored in clinical trials of CS-917. Inhibition of gluconeogenesis has the potential to raise lactate levels, which if elevated above the normal range for a sustained period of time can lead to lactic acidosis. Metformin has also been associated with lactate elevation in some patients. Results from the first Phase II study showed that two patients treated with the highest dose of CS-917, 400 milligrams, exhibited lactate levels above the normal range on each day they received CS-917. Lactate levels in both patients returned to normal levels prior to administration of the next scheduled dose. The other six patients in this dose group as well as patients administered lower doses of CS-917 showed lactate levels within the normal range. In the 28-day study, isolated instances of lactate elevation significantly above the normal range were seen in some patients in both CS-917 and placebo treated groups over the course of the 28 days. No patient exhibited sustained lactate levels significantly above the normal range over a period of consecutive days during the study. However, one patient who received 200 milligrams of CS-917 twice a day was withdrawn from the study by the investigator on day 15 due to concerns over consistently elevated lactate levels measured the previous day. Notwithstanding these early findings, Metabasis believes the pre-clinical and early clinical data suggests that a separation between those doses that effectively lower glucose levels from those doses that may cause significant and persistent lactic acid elevations above the normal range can be defined; however, this cannot be determined with certainty based on this early data alone. Further studies are expected to evaluate the doses, if any, that lower glucose but do not raise lactate levels above an acceptable range.

        In addition to lactate elevation, the most commonly observed side effects in clinical trials of CS-917 have been nausea and vomiting, which were generally mild in intensity. Collectively, the results of these clinical trials indicate that when administered for up to 28 days, CS-917 is sufficiently well tolerated and safe to warrant longer term studies in type 2 diabetics. The results of these trials also indicate that CS-917 may need to be administered more than once daily. A larger and longer-term study designed to further evaluate the safety and effectiveness of CS-917 is being planned.

  Pre-clinical Studies

        Results from clinical trials of CS-917 are consistent with the glucose-lowering effect observed in pre-clinical studies we conducted with Sankyo in several animal models of diabetes. Studies in rats showed that daily oral administration of CS-917 lowered blood glucose when dosed chronically, or over an extended period of time. Moreover, maximum glucose lowering in these studies was better than or equal to glucose lowering effects of insulin sensitizers and insulin secretion enhancers. CS-917 also lowered glucose in both obese and lean diabetes animal models. Like metformin, but unlike the insulin sensitizers and insulin secretion enhancers, CS-917 induced no weight gain in treated animals relative to untreated animals.

        Pre-clinical studies demonstrated that the combination of maximally effective doses of an insulin sensitizer with an FBPase inhibitor results in even greater efficacy than either dose alone. The following chart shows the results of a study in which we administered to an animal model of obese diabetes either no drug, referred to as control, or maximally effective doses of the insulin sensitizer troglitazone, CS-917 or a combination of troglitazone and CS-917. Blood glucose levels were monitored over three weeks, measured as milligrams of glucose per deciliter of blood, and shown to decrease similarly between animals treated with troglitazone and CS-917. The drug combination, however, led to near normalization of blood glucose levels, which is approximately 150 milligrams per deciliter:

        In addition to troglitazone, which is no longer marketed because of safety concerns, we have combined FBPase inhibitors with other marketed insulin sensitizers with similar results.

        Pre-clinical studies in diabetes animal models support the use of CS-917 in advanced diabetics. As in humans, animal models with diabetes show increased glucose production as they age and their diabetes worsens. Our studies demonstrated that these animals respond poorly to insulin sensitizers and insulin secretion enhancers. In contrast, these animals respond well to CS-917, which shows glucose lowering effects in both advanced stage and early stage animal models of the disease.

        In addition, Sankyo has shown that chronic dosing of CS-917 decreases the insulin dose required to maintain a target glucose level in a mouse model of diabetes. Based on these studies and other pre-clinical data, including glucose lowering effects in non-human primates and oral bioavailability data and toxicology results from studies in both rats and non-human primates, Sankyo moved CS-917 into clinical trials in July 2001.

Remofovir mesylate: A HepDirect prodrug of adefovir for the treatment of hepatitis B

        Remofovir mesylate is an oral product candidate that is in Phase II clinical development for hepatitis B, a serious liver infection. The first patient in a 12-month Phase II study is expected to be dosed in mid-2004. Remofovir is also being studied in two Phase I/II clinical trials. Although several marketed drugs target hepatitis B, the disease remains poorly treated. The most recently approved hepatitis B drug is Hepsera. Hepsera is a non-liver specific prodrug of the antiviral compound adefovir. A prodrug is a drug to which a chemical modification has been made that renders it inactive until enzymes in the body convert it to its active form. Hepsera offers advantages over existing drugs because it does not induce viral resistance, but toxicity issues limit the doses at which it can be administered and therefore its efficacy in treating this disease. Remofovir, on the other hand, uses our proprietary HepDirect technology to deliver high concentrations of adefovir to the liver, while limiting the amount of adefovir generated outside of the liver, thereby significantly reducing dose-related toxicities. In pre-clinical and clinical studies, remofovir has been shown to be well-tolerated and to result in elevated levels of the active form of adefovir in the liver without significantly increased levels in other tissues. We are developing remofovir in partnership with Valeant, to whom we have licensed worldwide commercialization rights. Remofovir was formerly called Hepavir B.

  Hepatitis B

        Hepatitis B is a viral disease that causes inflammation of the liver. Hepatitis B is transmitted by contact with blood or other body fluids of an infected person, as is human immunodeficiency virus, or HIV. However, according to the World Health Organization, hepatitis B is 50 to 100 times more infectious than HIV. Hepatitis B infection is often difficult to diagnose because, depending upon the severity of the infection, patients can either be asymptomatic or experience only general flu-like symptoms such as fatigue, nausea or vomiting. Without appropriate treatment, continued inflammation of the liver leads to progressive scarring, or fibrosis, and eventually may lead to liver cancer, resulting in death.

        Hepatitis B is the most common serious liver infection in the world. According to the World Health Organization, as of 2000 over two billion people worldwide, or approximately one-third of the world's population, had been infected at some time with hepatitis B, and approximately 350 million of those people were chronic carriers of the virus. The World Health Organization also estimates that approximately 1.2 million deaths per year worldwide are hepatitis B related. The Centers for Disease Control and Prevention reports that, in the U.S., over 1.25 million people were chronically infected with hepatitis B as of 2001. Despite vaccination programs, the Centers for Disease Control and Prevention estimates that there are still nearly 80,000 new infections per year in the U.S.

        According to Decision Resources, Inc., an independent market research organization, sales of anti-viral drugs for the treatment of hepatitis B in the seven largest pharmaceutical markets, which comprise the U.S., France, Germany, Italy, Japan, Spain and the U.K., are expected to nearly triple between 2000 and 2010. There is also an opportunity for substantial additional growth from potential sales of anti-viral drugs for hepatitis B in China. The Chinese pharmaceutical market is predicted to significantly expand due to China's recent entry into the World Trade Organization and its large, rapidly growing middle class population. Moreover, according to the World Health Organization, there are currently approximately 120 million people with chronic hepatitis B infection in China, representing about 30% of the total chronic infections worldwide.

  Current Treatments

        In the U.S., there are three currently approved treatments for chronic hepatitis B: Intron A, Epivir-HBV, also referred to as Zeffix, and Hepsera. Each of these therapies has distinct shortcomings. For example, Intron A is effective only in a small fraction of hepatitis B patients and is generally poorly tolerated. Patients taking Epivir-HBV or Zeffix can develop resistance to lamivudine, the drug's active ingredient, within four years. To our knowledge, all hepatitis B drugs that are currently in late stage clinical development have also been shown to induce viral resistance. Hepsera, on the other hand, shows limited propensity to induce virus mutations that are resistant to drug therapy and has proven effective against lamivudine-resistant strains of hepatitis B. However, potential kidney toxicities limit the level at which Hepsera can be dosed.

        Hepsera and lamivudine both decrease virus levels, as measured by hepatitis B DNA in the blood serum. Nevertheless, further decreases are desirable since these reductions are not sufficient to cure the infection in the majority of patients. In 2003, the New England Journal of Medicine reported that a three-fold higher dose of Hepsera led to a more than ten-fold greater reduction in hepatitis B DNA in the blood serum and consistent trends toward improvement in all measures of liver injury. However, this higher dose caused elevation in markers of kidney toxicity that prevented further development at that dose. As a result, we believe Hepsera is only prescribed in suboptimal dosages for the reduction of virus levels.

  Remofovir

        Remofovir and Hepsera are both prodrugs of adefovir. A prodrug is a drug to which a chemical modification has been made that renders the target drug inactive until enzymes in the body convert it to its active form. When produced in patients with hepatitis B, adefovir acts in the liver and leads to decreased virus levels. Remofovir is a HepDirect prodrug that produces adefovir predominantly in the liver, where the virus resides, while Hepsera produces adefovir throughout the body. We expect that, as a result of this difference in distribution, remofovir will improve efficacy in the treatment of hepatitis B relative to Hepsera.

  Clinical Trials

        Valeant has completed two single-dose Phase I studies of remofovir in 47 healthy volunteers. Remofovir was found to be safe and well tolerated at all dose levels and demonstrated a good pharmacokinetic profile in these studies. The studies also confirmed that remofovir was converted to its desired form, adefovir, in humans.

        Remofovir is currently being evaluated in a 28-day, randomized, placebo-controlled, double-blind, dose-escalation Phase I/II study in up to 40 hepatitis B patients in the U.S. and in a similar study in Taiwan. The patients in the U.S. study were divided into groups that received 5, 10, 30 or 60 milligrams of remofovir or a placebo administered orally once a day. Testing of a total of 30 hepatitis B patients in three of the four dose groups has been completed and the results have been evaluated. In each of the three dose groups evaluated, remofovir was found to be safe and well-tolerated, and patients treated with remofovir exhibited a statistically significant reduction, as determined by a p-value of less than 0.05, in hepatitis B virus levels compared to patients treated with a placebo. The reduction in median hepatitis B virus levels, which was determined by measuring viral DNA, and the overall distribution of adefovir throughout the body were consistent with results expected for our HepDirect technology based on pre-clinical studies. The U.S. study will continue with completion of the highest dose group expected in June 2004, which is also when the Taiwanese study is expected to conclude. However, based on these initial results, Valeant is commencing a 12-month dose-ranging Phase II study of remofovir with the first patient expected to be dosed in mid-2004. We believe that this trial will include an interim analysis after six months of dosing, the purpose of which will be to select appropriate doses for Phase III trials and to allow for the possible commencement of these trials before completion of the Phase II trial. Although Valeant, in its regulatory filings with the FDA, refers to remofovir as currently in Phase I clinical trials, we believe these trials are more properly characterized as Phase I/II clinical trials because they are designed to evaluate both safety and preliminary efficacy in a limited number of patients with hepatitis B over a 28-day period.

  Pre-clinical Studies

        Together with Valeant, we conducted pre-clinical studies of remofovir in rats, mice and monkeys. These studies showed that animals treated with an oral dose of remofovir exhibited higher levels of adefovir and its biologically active form, adefovir diphosphate, in the liver and lower levels of adefovir and adefovir diphosphate in tissues outside of the liver, including the kidney and gastrointestinal tract, relative to animals treated with a similar dose of Hepsera. Results from one of these studies are depicted in the chart below, which shows the profile of adefovir diphosphate levels, measured by nanomoles per gram, over a 24 hour period in the livers and kidneys of rats administered an oral dose of either remofovir or Hepsera at a level of 30 milligrams per kilogram.

        Liver specificity was further demonstrated using whole body autoradiography. The autoradiogram shown on the inside back cover of this prospectus demonstrates that four hours after dosing, a rat treated with remofovir exhibited high levels of adefovir and related metabolites in the liver, whereas a rat dosed with a similar amount of Hepsera showed high levels of adefovir and related metabolites in the kidney.

        We believe that remofovir achieves higher liver levels of adefovir and related metabolites relative to Hepsera because remofovir more readily distributes into the liver where it is specifically converted to adefovir which is then converted to adefovir diphosphate. Moreover, unlike Hepsera, remofovir is not readily converted to adefovir in the blood, intestine and kidney. Since kidney exposure to adefovir is implicated in kidney toxicity, decreased kidney exposure may result in a safer drug. This expectation was supported by 28-day toxicology studies in rats and monkeys, which showed remofovir to have a significantly better safety profile than Hepsera, based on findings showing that remofovir's highest non-toxic dose was approximately 7.5-fold higher than the non-toxic dose for Hepsera in each species.

MB07133: A HepDirect prodrug of araC for the treatment of primary liver cancer

        MB07133 is an intravenously administered product candidate in a Phase I/II clinical trial for primary liver cancer. Few treatment options exist, and no drug has been approved for treatment of primary liver cancer. MB07133 is a HepDirect prodrug of araC, an anti-cancer drug that is used to treat leukemia but is ineffective against primary liver cancer. AraC's anti-cancer activity is associated with its ability to be converted to its biologically active form, araCTP. In contrast to araC, MB07133 uses our HepDirect technology to target an activated form of araC to the liver, where it is rapidly converted to araCTP, thereby providing a means to treat primary liver cancer. We have retained full worldwide commercialization rights to MB07133.

  Primary Liver Cancer

        Primary liver cancer is a malignancy originating in the liver that, according to the World Health Organization, often kills patients within six months after diagnosis with only 10% of patients surviving for five years or more after diagnosis. Metastatic liver cancer, on the other hand, originates in other organs and then progresses to the liver. In the U.S., the American Cancer Society reports that primary liver cancer was the ninth leading cause of cancer mortality in men in 2003, and was the thirteenth leading cause of cancer mortality in women in 2003. As of 2003, the American Cancer Society estimated that approximately 15,000 new cases of primary liver cancer were diagnosed per year in the U.S. According to a 2002 study published in Hepatology, as of 2002 primary liver cancer was the fifth most common form of cancer in men and the ninth most common form of cancer in women worldwide. According to the International Agency for Research on Cancer, primary liver cancer was responsible for over 500,000 deaths worldwide in 2000. In China and other Asian countries, primary liver cancer incidence levels range from approximately 28 to 37 per 100,000 people, at least 20 times higher than in western countries, according to a 1999 study published in Seminars in Liver Disease.

        While the definitive cause of primary liver cancer is unknown, it is well-recognized that patients with chronic liver diseases such as hepatitis B, hepatitis C, alcoholic cirrhosis and iron overload are at high risk for developing liver cancer over a 30-year period. In the U.S., Europe and Japan, hepatitis C is considered to be one of the leading risk factors associated with primary liver cancer. The incidence of primary liver cancer in these countries is expected to increase over the next 10 to 15 years due to the large number of people infected with hepatitis C in the late 1960s through the early 1980s in the U.S., and earlier in Europe and Japan, whose disease has or will advance to liver cirrhosis. In the U.S. alone, the National Institutes of Health projects a four-fold increase over this period in patients with chronic hepatitis C. Similarly, the incidence of primary liver cancer is expected to increase in Europe, which currently has over 30,000 cases, as well as in Japan, where the National Cancer Center projects the primary liver cancer incidence levels of about 45,000 cases per year to increase to over 90,000 per year by 2015.

        We believe that given the current and projected primary liver cancer incidence levels, and the cost of similar cancer therapeutics, an approved drug for primary liver cancer could present a substantial worldwide commercial opportunity.

  Current Treatments

        Treatment methods for patients with primary liver cancer are typically determined by the stage of the disease at diagnosis. Patients are generally classified as eligible for surgical tumor resection, inoperable and non-terminal or terminal. According to studies reported by the American College of Surgeons Commission on Cancer and the American Cancer Society, on average, over a ten-year period, 16.4% of patients have been treated by surgical tumor resection. Additional studies reported by the American Cancer Society state that over 50% of patients are inoperable and non-terminal and 26% of patients are terminal. Patients who undergo successful tumor resection have a future life expectancy of about five years whereas all other patients have an average life expectancy of less than one year. Treatment for inoperable and non-terminal patients is dependent on many factors. Liver transplantation represents the only method that can cure the disease, but few transplants are possible due to the severe shortage in liver donors and the high cost. Another alternative involves non-surgical therapies that use microscopic beads injected through a catheter directly into the liver to deliver radiation to primary liver cancer tumors. Other treatments include regional tumor destruction and chemotherapy. However, we believe the disease remains poorly treated and there are no currently approved drug therapies for primary liver cancer.

  MB07133

        MB07133 is a HepDirect prodrug of araC, a well known off-patent oncolytic drug used for the treatment of leukemia. AraC is effective against leukemia but not solid tumors, including primary liver cancer, in large part because the enzymes required for conversion of araC to araCTP exist predominantly in leukemic cells and bone marrow cells. Conversion of araC to araCTP in bone marrow results in the dose-limiting toxicity that is traditionally associated with araC therapy.

        Using our HepDirect technology, we developed MB07133, a drug compound that results in higher levels of araCTP in the liver with little to no araCTP in the bone marrow. MB07133 causes higher levels of araCTP in the liver because it effectively bypasses the first step in the metabolic pathway used to convert araC to araCTP, which otherwise requires an enzyme that is present only at relatively low levels in the liver. At the same time, MB07133 produces low levels of araCTP in the bone marrow because it is not readily converted to araCTP in bone marrow and blood. We believe that this change in distribution of araCTP will maximize MB07133's therapeutic effect on liver tumors while minimizing its toxicity.

  Clinical Trials

        We recently initiated a Phase I/II study of MB07133 in non-terminal patients with inoperable primary liver cancer tumors in the U.S. and Hong Kong. The study is an open label, dose escalation study in up to 21 patients with confirmed primary liver cancer tumors involving continuous intravenous infusion of MB07133 for seven days followed by a 21-day recovery period. Patients may receive up to a total of six infusions of MB07133. The goal of the trial is to establish the maximum tolerated dose. In addition to safety, we are monitoring changes in tumor size, physical well-being and changes in blood chemistry. We expect to begin a Phase II study of MB07133 before the end of 2004.

  Pre-clinical Studies

        MB07133 has been studied in animals and shown to produce a significantly different distribution of araC and araCTP than animals treated with araC alone. In one study, rats treated with MB07133 demonstrated significantly higher levels of araCTP in the liver and significantly lower levels of araC and

araCTP in the blood and bone marrow, respectively, than rats treated with only araC. The following charts show the results achieved in this study:

        In another study, MB07133 and araC were continuously infused into rats for two days, after which the levels of araCTP in the liver and bone marrow were determined. The MB07133-treated rats showed high levels of araCTP in the liver, whereas araCTP was not detected in the livers of animals treated with araC alone. The opposite was observed in bone marrow, where araCTP levels were high in the rats treated with araC alone and not detected in the MB07133-treated rats. The level of araCTP achieved in the liver with MB07133 in these studies is above the levels of araCTP shown to kill human primary liver cancer cells in culture.

        The differences in liver and bone marrow araCTP levels produced by MB07133 as compared to araC alone result in significant improvement in animal toxicology. Mice treated for five days with araC alone produced a dose-dependent decrease in body weight and a dose-dependent loss of bone marrow cells, whereas mice treated for the same period with MB07133 showed no loss in weight or bone marrow cells except at the highest dose, where a partial decrease in bone marrow cells was noted. We believe these results show that relative to araC, MB07133 will deliver therapeutically active levels of araCTP to human primary liver cancer tumors with less toxicity.

Our Research Programs

        We are expanding our product pipeline by using our proprietary technologies, our knowledge of liver diseases, and our expertise in pathways and proteins residing in the liver that significantly contribute to metabolic diseases. We have additional expertise in processes in the liver that are important for drug uptake, metabolism and excretion, all of which are important for targeting drugs to the liver with high specificity. We have used this knowledge to develop our proprietary NuMimetic and HepDirect technologies, which we use in several of our research programs. We also have expertise in structure-based drug design and, as part of this expertise, have developed novel computational methods useful for predicting drug binding effectiveness and specificity. These methods have aided our design and discovery of novel nucleotide mimetics.

        Our goal is to expand our clinical development pipeline by recommending at least one new drug compound per year for clinical development. Once recommended for clinical development, a candidate undergoes scale up, toxicology and formulation development. Successful candidates would then be ready for human clinical testing.

        In addition to our advanced research programs, we have a program focused on the discovery of HepDirect antiviral prodrugs for the treatment of hepatitis C. We recently received a Small Business Innovation Research grant for this program providing funding of up to $2.4 million over a two-year period. We granted Merck a time-limited, exclusive option to obtain a license to develop and commercialize certain compounds we discover through this program. Other than these license rights and Merck's rights to commercialize product candidates developed in our collaboration with Merck for the treatment of hepatitis C, we retain worldwide commercialization rights for all product candidates developed in our current research programs.

        We believe our advanced research programs have the potential to yield additional clinical development candidates within the next two years. From these advanced research programs, we recommended the clinical development of MB07803 in the first quarter of 2004. MB07803 is a candidate for the treatment of type 2 diabetes that, like CS-917, is designed to block the metabolic pathway in the liver that is responsible for producing glucose. Assuming it successfully completes pre-clinical development, we intend to file an IND application for MB07803 in late 2004 and once the IND becomes effective, begin clinical trials of MB07803 in 2005.

        Our advanced research programs include:

  A compound for the treatment of hyperlipidemia and the possible treatment of obesity

        Hyperlipidemia is a disease characterized by an elevation of lipids, such as cholesterol or triglycerides, in the bloodstream. Patients with hyperlipidemia have a greater risk of suffering heart attacks and other forms of heart disease. IMS Health reports that global sales of cholesterol and triglyceride reducers used to treat hyperlipidemia reached almost $20 billion in 2001, with over 60% of these sales occurring in North America.

        A person is generally considered obese under National Institutes of Health guidelines if he or she is 30 pounds or more overweight for his or her age, height, sex and bone structure. According to Nature Reviews Drug Discovery, the number of obese adults in the seven major pharmaceutical markets will grow from 95 million in 2000 to 139 million in 2010.

        We are developing compounds that are designed to control the expression of genes in the liver that are important for making or using cholesterol as well as genes involved in the control of energy expenditure. We have discovered a series of compounds that exhibit high liver specificity in animals and demonstrated the ability of these compounds to lower cholesterol in animals without causing toxicities associated with previously discovered compounds in the same class. We intend to use these compounds to treat patients with hyperlipidemia and are also testing the potential of these compounds to treat obesity. Our lead compound from this research program is MB07811.

  A viral enzyme inhibitor for the treatment of hepatitis C

        Hepatitis C is a viral disease that causes inflammation of the liver that may lead to cirrhosis, primary liver cancer and other long-term complications. According to the World Health Organization, up to 3% of the world population has been infected with hepatitis C. The Centers for Disease Control and Prevention reports that nearly 4 million people in the U.S. are infected with hepatitis C, of which 2.7 million are chronically infected.

        In December 2003, we entered into a collaboration with Merck to create HepDirect prodrugs of certain compounds that Merck is supplying to us. These compounds target the hepatitis C virus residing in the liver. We will make and conduct initial testing of resulting HepDirect antiviral compounds. All of our activities under the collaboration are being funded by Merck. In addition, Merck is solely responsible for conducting and funding all development work for compounds resulting from this collaboration and for commercializing any resulting products.

  A nucleotide mimetic targeting a protein kinase for the treatment of type 2 diabetes, hyperlipidemia and non-alcoholic steatohepatitis

        Non-alcoholic steatohepatitis results from fatty liver disease, a condition associated with type 2 diabetes and obesity, and can ultimately lead to liver fibrosis and later cirrhosis. Based on Centers for Disease Control and Prevention estimates of the number of obese people in the U.S. in 2002, it is projected that approximately 6.4 million people in the U.S. suffer from non-alcoholic steatohepatitis.

        Using our NuMimetic technology, we have discovered a highly potent and selective nucleotide mimetic that activates a protein kinase in the liver known to regulate cholesterol and fat levels. We have shown in animal models that our lead compound from this research program, MB07562, inhibits cholesterol and fat synthesis. We believe that this compound or a related compound will be useful for the treatment of patients with type 2 diabetes, hyperlipidemia or non-alcoholic steatohepatitis.

  A liver-specific collagen inhibitor for the treatment of liver fibrosis

        Liver fibrosis is a life-threatening disease characterized by excessive scarring of the liver, typically caused by chronic hepatitis B or hepatitis C infections or alcoholism, which in turn results in compromised liver function, or cirrhosis. According to the National Institute on Alcohol Abuse and Alcoholism, in 2000 there were over 26,000 deaths caused by chronic liver disease and liver cirrhosis in the U.S., almost half of which were attributable to alcoholism.

        Liver fibrosis involves an overproduction in the liver of a protein called collagen. This overproduction leads to changes in liver structure and function, and ultimately to liver failure. Using our HepDirect technology, we developed compounds that target an enzyme controlling collagen production in the liver and showed in animal models of liver disease that our approach led to reduced liver fibrosis. Our lead compound from this research program is MB07100.

Our Proprietary Technologies

        We have developed two proprietary technologies that we have used to develop our current product candidates and which we expect to help us expand our product pipeline in the future. Our NuMimetic technology encompasses know-how and compound libraries that are useful in the discovery of molecules that bind effectively and specifically to nucleotide binding sites on certain key enzymes controlling important metabolic pathways. We used this technology to identify CS-917 and will continue to use it to help discover product candidates for type 2 diabetes, hyperlipidemia, obesity and non-alcoholic steatohepatitis. Our HepDirect technology is a proprietary technology used to target drugs to the liver. We applied this technology to develop remofovir and MB07133 and will continue to use it in programs focused on the discovery of drugs for liver diseases such as hepatitis C and liver fibrosis as well as metabolic diseases such as type 2 diabetes, hyperlipidemia, obesity and non-alcoholic steatohepatitis.

  NuMimetic Technology

        The liver plays a central role in many metabolic diseases. Metabolic pathways that reside in the liver are responsible for much of the body's generation of products such as cholesterol, glucose and lipids. This production is normally dependent on an individual's nutritional and hormonal status.

However, in individuals with metabolic diseases, these pathways are improperly controlled, leading to excessive production of cholesterol, glucose and lipids.

        We are studying enzymes found in the liver that directly or indirectly control the rate of flow through these pathways. We believe that many of these enzymes use compounds called nucleotides as a signal for switching flow on or off. While nucleotides are more typically known as a cell's primary chemical energy form and its building blocks for DNA synthesis, they are now becoming recognized as important regulators of metabolic pathways.

        We believe that certain nucleotide-binding enzymes represent important drug targets. Nucleotides that bind to these enzymes affect enzyme activity and therefore the rate of flow through certain metabolic pathways. Certain enzymes important to glucose, cholesterol and fat production and metabolism are known to contain a nucleotide-binding site. It is likely that successful drug compounds targeting these sites will need to exhibit both high binding effectiveness and high enzyme specificity. Over the past two decades, efforts to find such compounds by screening large compound libraries have failed in large part due to the physical characteristics of these sites.

        We have extensively studied the structure of certain nucleotide-binding sites to determine the structural elements that are important for binding and specificity. Through these efforts, we have discovered proprietary compounds that bind to these sites and simulate the action of the natural nucleotides. We have generated large libraries of these compounds, which are known as nucleotide mimetics. These libraries and the know-how generated from our studies constitute our NuMimetic technology.

        The following diagram shows how our NuMimetic technology works:

  HepDirect Technology

        Developing drugs to treat the liver has been a major challenge for the pharmaceutical industry. Although companies have worked for decades to develop drugs that treat chronic liver diseases,

relatively few drugs are commercially available. In addition, currently marketed drugs approved for chronic liver diseases generally show poor tolerability, have significant safety risks or are ineffective in the majority of patients. We believe a primary reason for these limitations is that many drugs cannot be delivered to the liver in sufficient quantities to be effective without leading to serious toxicity in other tissues.

        Our HepDirect technology addresses these problems by delivering high concentrations of the biologically active forms of target drugs to the liver while simultaneously reducing drug exposure in other tissues. We accomplish this by making a simple chemical modification that renders the target drug biologically inactive. We refer to the modified drug as a HepDirect prodrug. The following diagram shows how a HepDirect prodrug works:

        Administration of HepDirect prodrugs results in their distribution throughout the body. HepDirect prodrugs, unlike most other prodrug classes, are generally stable in the blood and tissues outside the liver. Because of the limited capacity of non-liver tissues to metabolize and convert HepDirect prodrugs to their active forms, distribution into these tissues leads to rapid reappearance of the prodrugs into the blood stream and ultimately diffusion of the prodrugs from the blood into the liver. In the liver, HepDirect prodrugs are metabolized by an enzyme expressed predominantly in the liver which converts the prodrug to the biologically active form of the target drug. Because HepDirect prodrugs are metabolized primarily in the liver, higher target drug levels are achieved in the liver while target drug levels outside of the liver are diminished.

        Our HepDirect technology is broadly applicable to a wide variety of drugs. In some cases, the technology will enable the use of drugs that are otherwise ineffective or poorly effective in a particular liver disease due to the drug's failure to achieve therapeutic levels in the liver or due to the inability to administer doses that achieve therapeutic levels as a consequence of drug-related toxicities outside of the liver.

        We have shown that our HepDirect technology can deliver compounds with anti-viral, anti-cancer, or anti-fibrotic activity, and we are continuing to use this technology to discover innovative new products for treating liver diseases, and to deliver compounds that affect pathways in the liver responsible for metabolic diseases such as diabetes, obesity, hyperlipidemia and non-alcoholic steatohepatitis. We are using this technology in a collaboration with Merck in which we are creating HepDirect prodrugs of certain compounds that Merck is supplying to us. These compounds target the hepatitis C virus residing in the liver.

Our Business Strategy

        Our goal is to be a leading biopharmaceutical company developing and commercializing novel drugs. Important elements of our business strategy include:

  •
  Advancing the development of our product candidates. We currently have three products in clinical trials, CS-917 for type 2 diabetes, remofovir for hepatitis B and MB07133 for primary liver cancer. We were responsible for the discovery and initial development of each of these products. Sankyo and Valeant are primarily responsible for further clinical development of CS-917 and remofovir, respectively. We actively participate on joint development teams, and we retain significant commercial interest in both products, including North American co-promotion rights for CS-917. We are solely responsible for the development of MB07133.

  •
  Continuing to develop a broad product pipeline. We are aggressively seeking to expand our pipeline of product candidates. Our goal is to expand our clinical development pipeline by recommending at least one new drug compound per year for clinical development. We recently recommended the clinical development of MB07803, a product candidate for the treatment of type 2 diabetes that, like CS-917, is designed to block the metabolic pathway in the liver that is responsible for producing glucose. We also have advanced research programs for type 2 diabetes and hyperlipidemia that are yielding promising results. We retain worldwide commercialization rights for all product candidates developed in our current research programs, with the exception of products resulting from our collaboration with Merck and an exclusive option we granted to Merck to obtain a license to develop and commercialize certain compounds we discover through our internal research program to identify drugs to treat hepatitis C infection. Using our internal drug discovery capabilities and our proprietary HepDirect and NuMimetic technologies, we intend to discover and develop new drug compounds for the treatment of metabolic diseases linked to pathways in the liver and the treatment of liver diseases. In addition, at the appropriate time and as resources allow, we may seek to expand our product pipeline by acquiring products or businesses or in-licensing technologies that we believe are a strategic fit with our business and complement our existing product candidates and research programs.

  •
  Continuing to enhance our liver-focused capabilities and intellectual property rights. Our near-term strategy is to continue to develop proprietary drugs and technologies to treat metabolic diseases linked to pathways in the liver and to treat liver diseases. We have extensive expertise in liver diseases, as well as pathways and proteins residing in the liver that significantly contribute to certain metabolic diseases or that are important for drug uptake, metabolism and excretion. We intend to continue to invest in our know-how and capabilities, including our HepDirect and NuMimetic technologies. Our expertise in this area gives us a competitive advantage for building a broad product pipeline. We will continue to pursue comprehensive intellectual property protection of our technologies and product candidates when appropriate.

  •
  Pursuing a diversified development and commercialization strategy for our product candidates. We have implemented a development and commercialization strategy that combines collaborative partnerships with our own internal product development and commercialization efforts. The revenues from license fees, milestone payments and research funding associated with these arrangements, combined with reduced clinical development expenses, will allow us to better manage our resources and focus on building new opportunities. At the same time, as appropriate we retain rights that allow us to participate in the commercialization of our product candidates. This strategy is designed to develop and distribute our products as broadly and as effectively as possible while still allowing us to establish our own sales and marketing infrastructure as appropriate. For example, with CS-917, we have a strategic alliance whereby Sankyo is responsible for conducting clinical trials, but we have retained an option to co-promote CS-917 in North America, while with MB07133, we are solely responsible for development of the product candidate and have retained worldwide commercialization rights.

  •
  Establishing additional HepDirect partnerships. Our proprietary HepDirect technology helps overcome some of the challenges faced in developing drugs for liver and metabolic diseases. We believe our HepDirect technology is broadly applicable to a wide variety of drug targets. We intend to partner this technology with other biopharmaceutical companies whose products would benefit from improved liver targeting. For example, we recently announced a collaboration with Merck to discover new treatments for hepatitis C. We are creating HepDirect prodrugs of certain lead compounds that Merck is supplying to us. These compounds target the hepatitis C virus residing in the liver.

  •
  Becoming a fully-integrated pharmaceutical company. We plan to become a fully-integrated pharmaceutical company. In time and as resources allow, we will rely less on collaborative arrangements with other pharmaceutical companies and more on our own internal development, marketing and sales capabilities. We have relied and continue to rely on our partners for the development of our first two product candidates, CS-917 and remofovir. In contrast, we have managed the early clinical development of MB07133 entirely on our own, and we currently intend to do the same for MB07803 if our resources permit. Still, we have not built an extensive and expensive infrastructure for this effort. Instead, we have relied on a network of consultants and contract research organizations to carry out this development program. We intend to grow our internal infrastructure over time as our pipeline expands and we further develop products internally.

Strategic Alliances

        In some cases, we use strategic alliances and collaborative partnerships with pharmaceutical and biotechnology companies to augment our internal drug discovery and development capabilities, and to assist the efficient commercialization of our products globally. The revenues from license fees, milestone payments and research funding associated with these arrangements, combined with clinical development expenses assumed by our partners, have allowed us to better manage our resources and focus on building new opportunities. We have generally structured our alliances and partnerships to license specific products, rather than technology, or to apply our technology to a partner's product, and we intend to continue this practice in the future.

  Sankyo

        In April 1997, we established a multi-year research, development and commercialization collaboration with Sankyo to discover, develop and commercialize FBPase inhibitors for the treatment of diabetes. The discovery research portion of the collaboration was extended in February 2000 and March 2001 and ended in April 2002. Under this agreement, our drug discovery efforts were fully funded by Sankyo. Sankyo has the right to select compounds discovered during the discovery period and is responsible for conducting and funding the clinical development of any compound selected for development. Sankyo will have exclusive, worldwide commercialization rights to products developed under the agreement. Sankyo selected CS-917 as a clinical candidate in 1999 and initiated Phase I clinical trials of CS-917 in July 2001. A joint development committee composed of members from both Sankyo and Metabasis oversees clinical development. Compounds that Sankyo develops during the five-year period following completion of the drug discovery phase of the collaboration, which target type 1 or type 2 diabetes and act by direct suppression of hepatic gluconeogenesis by inhibiting FBPase, are also subject to the collaboration agreement.

        As part of the collaboration, Sankyo paid us license fees and sponsored research totaling $20.25 million over the five-year discovery research portion of the collaboration and made an investment of $7.25 million in our Series A preferred stock. To date, Sankyo has made three milestone payments totaling $6.5 million and is obligated to make additional payments based on the achievement of future clinical and regulatory milestones. If all clinical and regulatory milestones are achieved, and including the $20.25 million in license fees and sponsored research, the $7.25 million investment in our Series A preferred stock and the $8.5 million option fee referred to below, we may be entitled to payments which total up to $54.5 million. In addition, Sankyo will pay us a royalty on net sales of any product developed under the collaboration agreement for the longer of (1) ten years from the first commercial sale or (2) the term of any valid patent right of a product. In keeping with our partnering strategy, we have the option to co-promote CS-917 or any other product developed under the collaboration in North America on terms and conditions to be negotiated after we exercise the option. We have the contractual right to exercise our co-promotion option for CS-917 prior to the filing of an NDA.

        In October 2002, we entered into an exclusive option agreement with Sankyo, under which Sankyo paid us a non-refundable $8.5 million option fee that gave Sankyo the right to negotiate a new agreement for the discovery, development and licensing of second generation gluconeogenesis inhibitors, and an option to license an additional back-up compound discovered during the option period. In August 2003, Sankyo exercised its rights under the option agreement to designate an additional back-up compound, which Sankyo will have the option to license only in the event that the development of CS-917 and the current back-up compound are discontinued. Sankyo has the right to terminate development of CS-917 and the current back-up compound and to substitute the additional back-up compound for CS-917 and the current back-up compound under the terms of our collaboration agreement. Also in August 2003, Sankyo chose not to exercise its option to negotiate a new agreement for the discovery, development and licensing of second generation gluconeogenesis inhibitors, at which time the option expired. As a result, Sankyo has no rights to MB07803, and we may develop MB07803 on our own or in collaboration with another company.

        The term of our collaboration agreement, including the license of the additional back-up compound under our option agreement, will continue until all of Sankyo's royalty payment obligations have expired, unless the agreement is earlier terminated. The agreement may be terminated by either party only for material breach which remains uncured or for bankruptcy of the other party. In addition, on a country-by-country basis, we will be entitled to regain rights to CS-917 from Sankyo if Sankyo does not diligently develop and market CS-917 in a particular country.

  Valeant

        In October 2001, we entered into a development and license agreement with Valeant, formerly known as ICN, for the development and commercialization of remofovir. This agreement was assigned in March 2002 to Ribapharm, which was then a wholly owned subsidiary of Valeant. In April 2002, Valeant completed the sale, through an initial public offering, of approximately 20% of Ribapharm's common stock. In August 2003, Valeant reacquired these shares through a tender offer. Under the agreement, we granted Valeant exclusive worldwide rights to develop and commercialize remofovir during the term of the agreement. We also agreed that, for so long as Valeant is continuing to develop or commercialize remofovir, neither we nor our affiliates will develop or commercialize chemically similar compounds that use our HepDirect technology, and if Valeant determines that further development of remofovir is not desirable, Valeant will have the right to substitute one of these compounds for remofovir (or the compound that is then under development by Valeant under our agreement). Valeant paid us a license fee of $2 million under the agreement and will be obligated to make milestone payments to us upon the occurrence of specified development, regulatory and commercial milestones and to pay royalties to us on sales of products licensed to Valeant under the agreement for the longer of (1) ten years from the first commercial sale or (2) the term of any valid patent right of remofovir. If all development, regulatory and commercial milestones are achieved, and including the $2 million license fee, we may be entitled to payments which total up to $20 million, plus royalties. In addition, Valeant is solely responsible for conducting and funding all development work, although a joint development committee composed of representatives of Valeant and Metabasis is responsible for overseeing those development efforts. In the third quarter of 2002, Valeant initiated clinical testing of remofovir for the treatment of hepatitis B. To date, we have received a $1 million milestone payment under the agreement and have earned but not yet received an additional $1 million milestone payment under the agreement.

        During the first five years of the agreement, if we decide to develop with a third party a compound using our HepDirect technology (other than the compound licensed to Valeant) for the treatment of hepatitis B in humans, Valeant will have a right of first participation to obtain rights in the compound. If Valeant exercises its right of first participation, we have agreed to negotiate in good faith during a limited negotiation period regarding the terms upon which we would grant Valeant those rights. These terms would include an upfront payment, research funding, development and regulatory milestone payments and royalty payments on sales of products, all of which are specified in the development and license agreement. If Valeant does not exercise its right of first participation or we are unable to negotiate the terms on which we would grant Valeant these rights, we may develop the compound with the third party. In addition, under the agreement, Valeant has a ten-year option to obtain an exclusive license to develop and commercialize any other HepDirect compound that we own or control that contains a certain anti-viral drug owned and controlled by Valeant and a five-year option to enter into additional collaborative arrangements with us relating to the application of our HepDirect technology to drug compounds for the treatment of hepatitis B that Valeant has a right to commercialize.

        The term of the development and license agreement will continue until all of Valeant's royalty payment obligations have expired, unless the agreement is earlier terminated. The agreement may be terminated by either party only for material breach of the other party which remains uncured. In addition, on a country-by-country basis, we will be entitled to regain rights to remofovir from Valeant if it does not diligently develop and market remofovir in a particular country.

  Merck

        In December 2003, we entered into a collaboration agreement with Merck to discover new treatments for hepatitis C. Under this collaboration, we are creating HepDirect prodrugs of certain compounds that Merck is supplying to us. These compounds target the hepatitis C virus residing in the liver. The research term of the collaboration will be for one year, subject to renewal for one additional year at Merck's option. As part of this collaboration, Merck paid us an upfront fee of $500,000, will pay us research support of $1.4 million during the first year of the research term and will be obligated to pay us pre-clinical and clinical milestone payments if specified development and regulatory events occur and royalties on sales of products resulting from the collaboration. If all pre-clinical and clinical milestones are achieved, and including the $500,000 upfront fee, the $1.4 million in research support and the exercise of the $3 million exclusivity fee and the exclusive option on our internal hepatitis C research program referred to below, we may be entitled to payments which total up to $106.75 million, plus royalties. Merck is solely responsible for conducting and funding all development work for compounds resulting from the collaboration and for commercializing any resulting products.

        We have agreed to work exclusively with Merck on research and development of compounds using our HepDirect technology for hepatitis C during the initial one-year research term, except that our agreement with Merck allows us to continue our internal hepatitis C research program during that time. Until the first anniversary of the date of our agreement, Merck has an option to extend this exclusivity period. Merck may exercise this option by paying us an exclusivity fee of $3.0 million. Merck's exercise of this option will result in significant increases in the milestone payments and royalty rate applicable to sales of any resulting products under the agreement.

        In addition, for a defined period of time, Merck has an exclusive option to obtain a license to develop and commercialize certain compounds from our internal program to discover antiviral compounds to treat hepatitis C. The parties have agreed upon the principal financial terms of any such license. If Merck exercises its option, the parties have agreed to negotiate in good faith during a limited negotiation period a separate written agreement that includes these financial terms, as well as other commercially reasonable terms to be negotiated by the parties. If Merck does not exercise its option to license a development candidate from our internal program before its expiration, or if, despite good faith negotiations, the parties do not enter into a separate written license agreement before the expiration of the negotiation period, then we retain all rights to that candidate including the right to license to another strategic partner.

        The term of the collaboration agreement will continue until all of Merck's royalty payment obligations have expired, unless the agreement is earlier terminated. The agreement may be terminated by either party for material breach or insolvency of the other party. Merck also has the right to terminate the agreement without cause at any time after the end of the research term upon 90 days' advance written notice to us.

  Sicor

        As part of our June 1999 corporate restructuring, we agreed to pay Sicor a 2% royalty on our direct sales of products that would infringe one of our patents, patent applications, discoveries or inventions in existence as of our corporate restructuring, and 10% of any royalties we receive from licenses of these patents, patent applications, discoveries or inventions. We also agreed to pay Sicor a 1% royalty on our direct sales of products that use, contain or are based on our trade secrets, know-how and other proprietary rights in existence as of our corporate restructuring that are not covered by the 2% royalty, and 5% of any royalties we receive from licenses of these trade secrets, know-how and other proprietary rights that are not covered by the 10% royalty. Some or all of our current product candidates and drug compounds from our research programs may be subject to these royalty provisions.

        Also in June 1999, we entered into a license agreement with Sicor, under which we granted Sicor an exclusive, royalty-free license to specified patents, patent applications, know-how and other proprietary rights relating to adenosine kinase inhibitors, and agreed to pay Sicor a 4% royalty on net sales of products that use, contain or are based on the licensed proprietary rights. Royalties are payable for the term of any valid patent right of these products. In addition, we and Sicor mutually agreed to pay each other 50% of any royalties received by either of us from licenses or sublicenses of these proprietary rights to third parties. The license agreement terminates upon the last to expire of the licensed patent rights. None of our current product candidates or drug compounds from our research programs use these proprietary rights or are subject to these royalty provisions.

Intellectual Property

        Our success will depend in large part on our ability to:

  •
  obtain and maintain patent and other legal protections for the proprietary technology, inventions and improvements we consider important to our business,

  •
  prosecute and defend our patents,

  •
  preserve our trade secrets, and

  •
  operate without infringing the patents and proprietary rights of third parties.

        We intend to continue to seek appropriate patent protection for our lead compounds, our proprietary technologies and their uses by filing patent applications in the U.S. and selected other countries. We intend for these patent applications to cover, where possible, claims for composition of matter, medical uses, processes for preparation and formulations.

        As of April 26, 2004, we owned a total of 24 issued U.S. patents, 16 pending U.S. patent applications, and two pending U.S. provisional applications. We co-own one of these issued U.S. patent applications with Sankyo. As of the same date, we held rights to a total of three in-licensed U.S. patents and, in foreign countries, had a total of 79 patent applications allowed, issued or granted and approximately 123 pending patent applications.

        We believe we have a strong intellectual property position, including eight issued U.S. patents and 16 pending U.S. patent applications that relate to proprietary technologies and compounds used in our current business. One patent that relates to proprietary technologies and compounds used in our current business expires in 2014. The remaining patents that relate to proprietary technologies and compounds used in our current business expire in 2018 through 2019. Fifteen of our issued U.S. patents relate to proprietary technologies and compounds that are no longer a primary focus of our business, and expire from 2010 through 2016. Our patent applications allowed, issued or granted in foreign countries expire from 2006 through 2019.

        The following table is a summary of our issued U.S. patents:

U.S. Patent No.	Issue Date	Ownership	Title	Area
6,680,379	01/20/04	Direct	Organic Anion Transporter Genes & Proteins	Drug Delivery
6,489,476	12/03/02	Direct	Heteroaromatic Compounds Containing a Phosphonate Group that are Inhibitors of Fructose-1,6-bisphosphatase	Diabetes
6,399,782	06/04/02	Direct	Benzimidazole Inhibitors of Fructose 1,6-bisphosphatase	Diabetes
6,312,662	11/06/01	Direct	Prodrugs for Phosphorous-Containing Compounds	HepDirect
6,294,672	09/25/01	Direct	Indole and Azaindole Inhibitors of Fructose-1,6-bisphosphatase	Diabetes
6,284,748	09/04/01	Direct	Purine Inhibitors of Fructose-1,6-Bisphosphatase	Diabetes
6,110,903	08/29/00	Direct	Benzimidazole Inhibitors of Fructose-1,6-Bisphosphatase	Diabetes
6,054,587	04/25/00	Direct	Indole and Azaindole Inhibitors of Fructose-1,6-bisphosphatase	Diabetes
5,864,033	01/26/99	Direct	Adenosine Kinase Inhibitors	Central Nervous System
5,817,640	10/06/98	Direct	Methods of Preventing Tissue Damage associated with Decreased Blood Flow by Administration of AICA Riboside Compounds	Cardiovascular
5,795,977	08/18/98	Direct	Water Soluble Adenosine Kinase Inhibitors	Central Nervous System
5,777,100	07/07/98	Direct	Aica Riboside Analogs	Cardiovascular
5,763,597	06/09/98	Direct	Orally Active Adenosine Kinase Inhibitors	Central Nervous System
5,763,596	06/09/98	Direct	C-4' Modified Adenosine Kinase Inhibitors	Central Nervous System

5,731,432	03/24/98	Direct	Inhibitors of Adenosine Monophosphate Deaminase	Cardiovascular
5,726,302	03/10/98	Direct	Water Soluble Adenosine Kinase Inhibitors	Central Nervous System
5,721,356	02/04/98	Direct	Orally Active Adenosine Kinase Inhibitors	Central Nervous System
5,674,998	10/07/97	Direct	C-4' Modified Adenosine Kinase Inhibitors	Central Nervous System
5,658,889	08/19/97	Direct	Methods and Compounds for Aica Riboside Delivery and for Lowering Blood Glucose	Diabetes
5,646,128	07/08/97	Direct	Methods for Treating Adenosine Kinase Related Conditions	Central Nervous System
5,506,347	04/09/96	Direct	Lyxofuranosyl Analogs of Adenosine	Central Nervous System
5,236,908	08/17/93	Direct	Methods of Treating Injury to the Central Nervous System	Central Nervous System
5,187,162	02/16/93	Direct	Methods of Treating Neurodegenerative Conditions	Central Nervous System
5,118,601	06/02/92	In-license	Method of Screening Purine Nucleoside Compounds or Analogs for the Ability to Enhance the Cellular Synthesis and Release of Adenosine	Cardiovascular
5,030,623	07/09/91	In-license	Methods for Increasing Extracellular Adenosine and for Stabilizing Mast Cells	Cardiovascular
4,912,092	03/27/90	In-license	Methods for Increasing Extracellular Adenosine and for Stabilizing Mast Cells	Cardiovascular

        Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors.

        We also rely on trade secrets, proprietary know-how and continuing innovation to develop and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a proprietary information and inventions agreement before they begin providing services to us. Among other things, this agreement obligates the employee, consultant or advisor to refrain from disclosing any of our confidential information received during the course of providing services and, with some exceptions, to assign to us any inventions conceived or developed during the course of these services. We also require confidentiality agreements from third parties that receive our confidential information.

        The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As our current and potential product candidates and others based upon our proprietary technologies progress toward commercialization, the possibility of an infringement claim against us increases. While we attempt to be certain that our products and proprietary technologies do not infringe other parties' patents and other proprietary rights, competitors or other parties may assert that we infringe on their proprietary rights.

        Our product candidate remofovir is a prodrug of adefovir. A third party, Gilead, has rights to another product called Hepsera that is a non-liver specific prodrug of adefovir. Adefovir is covered by U.S. and foreign patents that are scheduled to expire in April 2006. On their face, these patents are assigned to Gilead. We currently anticipate that, if approved, remofovir will not be commercialized until after April 2006, and therefore should not infringe upon these patents. However, in some cases, the terms of U.S. and foreign patents covering drug products approved for commercialization may be extended if the holder of the patents requests an extension within a specified period following the date of regulatory approval and the request for extension is approved by the appropriate agencies. We are not aware that the term of the U.S. patents covering adefovir was extended following regulatory approval of Hepsera in the U.S., and the period in which extensions may have been requested has ended. The extension of any patent covering adefovir may prevent the commercialization of remofovir in the relevant country until the expiration of the extended patent term, unless we or Valeant obtained a license to this patent. We are not aware of any request for an extension of patents covering adefovir in Europe.

        We are aware of third party patents and patent applications in European and other foreign countries with claims to prodrugs of adefovir. These patents are scheduled to expire in September 2011. Although we do not believe that any valid claim covers remofovir, we cannot guarantee this. If it is determined that patent claims are valid and cover remofovir, we may not be able to commercialize remofovir in foreign countries, including those in Europe. Further, we are aware that a patent term extension of one of these prodrug patents has been requested in one or more European countries based on the regulatory approval of Hepsera. If the extension request is granted, the patents would expire in September 2016. If granted, this extension may have an adverse impact on the commercialization of remofovir in any such country if it is determined that the patent claims are valid and cover remofovir. Additional third party patents covering Hepsera or adefovir may exist, and may expire later than April 2006 in the U.S. and later than 2011 in foreign countries.

        We have conducted searches of U.S. and foreign patents, but cannot guarantee that the searches were comprehensive and therefore whether any of our product candidates or the methods of using, making or identifying our product candidates infringe the patents searched, or that other patents do not exist that cover our product candidates or these methods. There may also be pending patent applications related to these patents that are unknown to us and may prevent us from marketing our product candidates. Other product candidates that we may develop, either internally or in collaboration with others, could be subject to similar delays and uncertainties.

Sales and Marketing

        We do not currently have internal sales or marketing capabilities. In order to commercially market our product candidates if we obtain regulatory approval, we must either develop a sales and marketing infrastructure or collaborate with third parties with sales and marketing capabilities. We have granted Sankyo and Valeant worldwide marketing and commercialization rights for CS-917 and remofovir, respectively. However, we have retained a co-promotion option to directly market CS-917 in North America. In addition, at this point we have retained exclusive worldwide commercialization rights to MB07133 and MB07803 as well as compounds from our other advanced research programs, with the exception of hepatitis C product candidates that are covered by our collaboration with Merck. We intend to make decisions regarding direct marketing of the product candidates for which we retain commercialization rights based on the data derived from our development and research programs in the future.

Competition

        The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for treatments for liver and metabolic diseases, research is intense and new treatments are being sought out and developed by our competitors.

        We are aware of many competitive products currently marketed or under development that are used to treat some of the diseases we have targeted. CS-917 will face significant competition from various formulations of metformin and products containing metformin. Metformin is a drug that, like CS-917, inhibits liver glucose production, albeit through an unknown mechanism. Because it does not cause weight gain, metformin is often prescribed as a first line therapy to obese diabetics, who are reported to comprise more than 90% of newly diagnosed type 2 diabetics. Metformin is currently marketed under the brand name Glucophage by Bristol-Myers Squibb and others. Bristol-Myers-Squibb also markets Glucovance, a single pill that contains both metformin and the insulin secretion enhancer glyburide. Bristol-Myers-Squibb reported that in 2003, Glucophage and Glucovance generated aggregate worldwide sales of $948 million. In addition, an inexpensive generic form of metformin recently became available. Accordingly, unless CS-917 demonstrates a significant benefit over metformin, the price required to effectively compete with the generic form of metformin may be so low that it becomes uneconomical for us or Sankyo to market CS-917. Other currently marketed oral drugs that will compete with CS-917 include the insulin sensitizers Actos, or pioglitazone, co-marketed by Takeda and Eli Lilly, and Avandia, or rosiglitazone, marketed by GlaxoSmithKline. GlaxoSmithKline has combined metformin and Avandia in a single pill called Avandamet. GlaxoSmithKline reported that in 2003, Avandia and Avandamet generated aggregate worldwide sales of $1.53 billion. According to Takeda, U.S. sales of Actos were $988 million during the three quarters ended December 31, 2003.

        There are three currently approved treatments for hepatitis B in the U.S.: Intron A, marketed by Schering-Plough, lamivudine, marketed by GlaxoSmithKline under the names Epivir-HBV and Zeffix, and Hepsera, marketed in the U.S. by Gilead. GlaxoSmithKline does not publish separate worldwide sales figures for Epivir-HBV, but reported that in 2003, aggregate worldwide sales of Epivir-HBV and a form of Epivir used to treat HIV were $480 million. Also according to GlaxoSmithKline, Zeffix generated worldwide sales of $211 million in 2003. Schering-Plough does not publish separate worldwide sales figures for Intron-A, but reported that in 2003, aggregate sales of Intron-A and the hepatitis C drugs Peg-Intron® and Rebetol® were $1.85 billion. Remofovir and Hepsera are prodrugs of the same active drug, and therefore will directly compete. In order to effectively compete with Hepsera, remofovir will have to be significantly more beneficial or less expensive than Hepsera. According to Gilead, Hepsera generated sales of $50.4 million in 2003.

        There are no currently approved drugs for primary liver cancer. However, Tularik is developing a product candidate called T67 which is in Phase II/III trials for the treatment of primary liver cancer. In addition, Eximias is developing a product candidate called Thymitaq which is in Phase III trials for the treatment of primary liver cancer. We will also compete with non-surgical therapies that use microscopic beads injected through a catheter directly into the liver to deliver radiation to primary liver cancer tumors, such as TheraSphere, a product marketed by MDS Nordion, or SIR-Spheres, a product marketed by Sirtex Medical Limited.

        In addition, many other companies are developing products for the treatment of the diseases we are targeting and if successful, these products could compete with our products. If we receive approval to market and sell any of our product candidates, we may compete with these companies and their products as well as others in varying stages of development.

        Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any which we are developing, or that would render our product candidates obsolete and noncompetitive. Our competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.

Manufacturing

        Sankyo and Valeant are responsible for all clinical and commercial manufacturing of CS-917 and remofovir, respectively. We rely on Raylo and Moravek to produce sufficient quantities of MB07133 for use in clinical studies. We intend to continue this practice for any future clinical trials and large-scale commercialization of MB07133 and for any other potential products for which we retain significant development and commercialization rights. All of our current product candidates are small molecule drugs. These drugs are historically simpler and less expensive to manufacture than biologic drugs. We believe our focus on small molecule drugs gives us a manufacturing advantage over companies that develop and manufacture biologic drugs.

Government Regulation and Product Approval

  Our Product Candidates

        CS-917, remofovir, MB07133 and any other product candidates that we or our collaborators develop will require regulatory approval before they can be commercialized. Sankyo and Valeant are responsible for clinical development and regulatory approval of CS-917 and remofovir, respectively, although we jointly oversee the clinical development of these product candidates through our participation in joint development committees. Although our collaboration with Merck has not yet yielded a product candidate, should it be successful, we will be dependent on Merck for clinical development and regulatory approval of any resulting product candidate. We are solely responsible for clinical development and regulatory approval of MB07133.

  Product Regulation

        Governmental authorities in the U.S. and foreign countries regulate, among other things, the pre-clinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drug products. In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, its implementing regulations and other federal laws and regulations. Both before and after the FDA approves a product, the manufacturer and the holder of the product approval are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the pre-clinical and clinical testing process, the NDA approval process, or the post-FDA approval marketing of the product, may result in various adverse consequences. These adverse consequences may include the FDA's delay in approving or refusal to approve a product, suspension of manufacturing or withdrawal of an approved product from the market, seizure or recall of a product or the imposition of criminal or civil penalties against the manufacturer or the holder of the product approval. In addition, later discovery of previously unknown problems may result in restrictions on a product, its manufacturer, or the NDA holder, or market restrictions through labeling changes or product withdrawal. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

        The steps required before a new drug may be approved for marketing in the U.S. generally include:

  •
  conducting appropriate pre-clinical laboratory tests and pre-clinical studies in animals in compliance with FDA's Good Laboratory Practice, or GLP, requirements,

  •
  the submission of the results of these evaluations and studies to the FDA, along with manufacturing information and analytical data, in an IND application for human clinical testing, which must become effective before human clinical trials may commence,

  •
  obtaining approval of institutional review boards, or IRBs, to introduce the product into humans in clinical studies,

  •
  conducting adequate and well-controlled human clinical trials to establish the safety and efficacy of the product,

  •
  the submission of the results of pre-clinical studies, clinical studies, and adequate data on chemistry, manufacturing and control information to the FDA in an NDA, and

  •
  FDA review and approval of the NDA, including a pre-approval inspection of the manufacturing facility to assess compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations.

        Pre-clinical studies generally include animal studies to evaluate the product's mechanism of action, safety and efficacy. Compounds must be produced according to applicable cGMP requirements, and pre-clinical safety tests must be conducted in compliance with FDA's GLP and similar international regulations. The results of the pre-clinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA before that time requests an extension or raises concerns about the conduct of the clinical trials described in the application. The sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed. Clinical trials involve the administration of the investigational product to healthy volunteers or to patients with the disease or disorder being tested, under the supervision of a qualified principal investigator, and must be conducted in accordance with good clinical practices and other requirements, including the informed consent of human test subjects. Clinical trials are conducted in accordance with protocols that detail many items, including:

  •
  the objectives of the study,

  •
  the parameters to be used to monitor safety, and

  •
  the efficacy criteria to be evaluated.

        Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an IRB at each institution at which the study will be commenced, prior to the recruitment of subjects. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is tested in healthy volunteers or, on occasion, in patients, for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics. Phase II usually involves studies designed to identify doses of the drug that result in suitable efficacy, safety and tolerance in patients with the targeted disease. Overlap between Phase I and Phase II results in Phase I/II, which usually involves initial studies designed to demonstrate safety and preliminary efficacy in a limited number of patients with the targeted disease.

        Phase III clinical trials, commonly referred to as pivotal studies, are undertaken to further evaluate clinical efficacy and to test further for safety within an expanded and diverse patient population at multiple, geographically dispersed clinical study sites. Phase I, Phase II or Phase III testing may not show sufficient safety or efficacy within any specific time period, if at all, with respect to any products being tested. Furthermore, the sponsor, the FDA or the IRB may suspend clinical trials at any time on various grounds, including a finding that the healthy volunteers or patients are being exposed to an unacceptable health risk.

        The results of the pre-clinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA as part of an NDA requesting approval for the marketing of the product. The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied, or if additional testing or information is required. Post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety, efficacy and optimal use of a product may also be required, and the FDA may limit further marketing of the product based on the results of post-market testing. FDA approval of any application may include many delays or never be granted. Moreover, if regulatory approval of a product is granted, the approval may include limitations on the uses or patient populations for which the product may be marketed. Further, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. Finally, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, we or our collaborators may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or the conduct of additional pre-clinical studies and clinical trials.

        Among the conditions for approval is the requirement that the prospective manufacturer's quality control, recordkeeping and manufacturing procedures conform to cGMP requirements enforced by the FDA through its facilities inspection program. In addition, product manufacturing facilities in California are subject to licensing requirements of the California Department of Health Services. These requirements must be followed at all times in the manufacture of the approved product, and manufacturing facilities are subject to inspection by the FDA and the California Department of Health Services at any time. In complying with these requirements, manufacturers must continue to expend time, money and effort in the area of production and quality control to be certain of full compliance. Any failure to comply with these requirements may subject manufacturers to, among other things, fines and civil penalties, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval.

        With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceutical drugs, which include, among others, standards for and regulations of direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing that deviations from FDA standards be corrected, total or partial suspension of production, and state and federal civil and criminal investigations and prosecutions.

        We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and other agencies have broad regulatory and enforcement powers, including the ability to impose fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

  Other Regulations

        We are also subject to regulation by the Occupational Health and Safety Administration and state and federal environmental protection agencies, and to regulation under the Toxic Substances Control Act. We may in the future be subject to additional federal, state or local regulations. The Occupational Health and Safety Administration or these environmental protection agencies may promulgate regulations that may affect our research and development programs. We cannot predict whether any agency will adopt any regulation which could limit or impede our operations.

Environmental and Safety Matters

        We use hazardous chemicals, biological agents and various radioactive isotopes and compounds in our research and development activities. Accordingly, we are subject to regulations under federal, state and local laws regarding employee safety, environmental protection and hazardous substance control, and to other present and possible future federal, state and local regulations.

        In February 2000, August 2001 and October 2002, we underwent routine inspections in which county authorities identified violations of county and state health and safety codes. In November 2001, we underwent an inspection, and in February 2002 we received a warning letter, in which the federal Environmental Protection Agency identified violations of federal waste management and environmental regulations. To date, no penalties have been imposed against us as a result of these county, state and federal violations, which we believe we have corrected in a satisfactory and timely manner. However, we cannot guarantee that we will not incur fines or damages as a result of these violations, or that we will not be required to take additional corrective actions. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

        Also, although we believe our current safety procedures for handling and disposing of hazardous materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Employees

        As of March 31, 2004, we employed 80 full-time employees, consisting of 66 employees in research, development and regulatory affairs and 14 in management, administration, finance, receiving and facilities. As of the same date, 33 of our employees had a Ph.D., M.D. or Pharm.D. degree. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Scientific Advisory Board

        We have established a scientific advisory board consisting of medical professors and industry experts with knowledge of our target markets. Our scientific advisors generally meet once a year as a group to assist us in formulating our research, development and clinical strategies. Some individual scientific advisors consult with and meet informally with us on a more frequent basis. We have entered into consulting agreements with all of our scientific advisors, but they are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

Properties

        We sublease approximately 39,500 square feet of space in San Diego, California under a sublease agreement with Sicor dated September 2000. We perform all of our research, development, management, administrative and other activities in this facility. The term of the sublease expires in September 2005, and may expire earlier if the master lease for the facility is terminated. We do not have a contractual option to renew the sublease and we have no control over the early termination of the master lease. We believe that this facility will be adequate for our needs through the end of the term of the sublease agreement. However, prior to the termination of the sublease, we will need to negotiate and enter into a new sublease with Sicor, or locate and enter into a lease for an alternate facility. We cannot guarantee that we will be able to enter into a new sublease or lease in a timely manner and on acceptable terms, if at all.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth information regarding our executive officers, key employees and directors:

Name	Age	Position
Paul K. Laikind, Ph.D.(1)	48	Chairman of the Board, Chief Executive Officer, President and Secretary
Mark D. Erion, Ph.D.(1)	46	Executive Vice President of Research and Development and Director
John W. Beck, C.P.A.(1)	44	Vice President of Finance, Chief Financial Officer and Treasurer
Edgardo Baracchini, Ph.D., M.B.A.(1)	44	Vice President of Business Development
William P. Forbes, Pharm.D.	42	Vice President of Clinical Development and Regulatory Affairs
Daniel D. Burgess, M.B.A.(2)	42	Director
Luke B. Evnin, Ph.D.(3)	40	Director
Heinz W. Gschwend, Ph.D.(3)(4)	67	Director
David F. Hale(2)(3)(4)	55	Director
Arnold L. Oronsky, Ph.D.(2)(4)	63	Director

(1)
Executive officer.

(2)
Member of the audit committee.

(3)
Member of the corporate governance and nominating committee.

(4)
Member of the compensation committee.

Executive Officers and Key Employees

        Paul K. Laikind, Ph.D. is one of our founders and has served on our board of directors since April 1997, as our Chairman of the Board and Chief Executive Officer since April 1998, and as our President and Secretary since June 1999. From 1986 to 1999, Dr. Laikind founded and was Vice President of Business Development and a director at Gensia, Inc., where he was responsible for establishing major research and development corporate partnerships with leading U.S. and European companies including Marion Merrell Dow, Sandoz, Boehringer Mannheim, Pfizer and Sankyo. Gensia was a predecessor to Sicor, our former parent corporation and a stockholder and licensee of, and sublessor to, Metabasis. While at Gensia, Dr. Laikind founded Viagene, Inc., a biotechnology company acquired by Chiron, Inc. in 1995. Dr. Laikind holds a Ph.D. in chemistry from the University of California at San Diego, or UCSD, and has served as a research faculty member at the UCSD School of Medicine.

        Mark D. Erion, Ph.D. is one of our founders and has served as our Executive Vice President of Research and Development since April 1997 and on our board of directors since June 1999. Prior to joining Metabasis, Dr. Erion was with Gensia, where he served as Director of Chemistry and Biochemistry from 1991 and assumed responsibility for research in 1996. Prior to joining Gensia, Dr. Erion was a Group Leader at Ciba-Geigy Pharmaceutical Company, from where he directed a team in the area of protein engineering. Dr. Erion's research has resulted in over 80 publications and 25 U.S. patents. His discovery efforts over the past 12 years have produced seven clinical candidates, several research collaborations and more recently our HepDirect and NuMimetic technologies. Dr. Erion received a B.S. in mathematics and chemistry from the University of Oregon, a Ph.D. in

Chemistry from Cornell University and was a National Institutes of Health postdoctoral fellow in enzymology at the Massachusetts Institute of Technology.

        John W. Beck, C.P.A. is one of our founders and has served as our Vice President of Finance, Chief Financial Officer and Treasurer since June 1999 and previously served as our Director of Finance from April 1998 to June 1999. Mr. Beck has more than 15 years of financial management experience. In February 1994 he joined Neurocrine Biosciences, Inc., where he served as Director of Finance from May 1996 to April 1998 and played an important role in Neurocrine's 1996 initial public offering. Prior to joining Neurocrine, Mr. Beck held financial management positions at high technology and financial services companies including General Dynamics and Ernst and Young LLP. Mr. Beck received a B.A. in accounting from the University of Washington and also holds a Th.B. in theology from a Seattle, Washington-based seminary. Mr. Beck is a licensed certified public accountant in the state of California and is a member of the American Society of Certified Public Accountants and the Association of Bioscience Financial Officers.

        Edgardo Baracchini, Ph.D., M.B.A. has served as our Vice President of Business Development since May 2002. Dr. Baracchini has over ten years' experience in structuring and negotiating research and development partnerships, mergers and acquisitions, and in-licensing arrangements with leading pharmaceutical and biotechnology companies including Merck, Novo Nordisk, Roche, LG Chem, Boehringer Ingleheim, Zeneca, Incyte Genomics, Medichem, Trega, Axys, Inhale Therapeutics and ICOS. Prior to joining Metabasis, since 1999 Dr. Baracchini was an officer and Vice President of Business Development at Elitra Pharmaceuticals. From 1996 to 1999, Dr. Baracchini served as the Director of Business Development at Agouron Pharmaceuticals, and as Assistant Director of Business Development at Isis Pharmaceuticals from 1992 to 1996. Dr. Baracchini holds a Ph.D. in molecular and cell biology from the University of Texas at Dallas, an M.B.A. from the University of California, Irvine and a B.S. degree in microbiology from the University of Notre Dame.

        William P. Forbes, Pharm.D. has served as our Vice President of Clinical Development and Regulatory Affairs since August 2002. Dr. Forbes has over fifteen years of experience in pharmaceutical development. Prior to joining Metabasis, Dr. Forbes was a Group Leader at Otsuka America Pharmaceutical, Inc. since 1996, and held various senior management positions in clinical research at Otsuka since 1991. Prior to joining Otsuka, Dr. Forbes served as Senior Clinical Research Scientist at Glaxo, Inc. Dr. Forbes has had responsibilities involving the clinical research and development of numerous new chemical entities in a variety of therapeutic indications. Dr. Forbes received his Pharm.D. from Creighton University and conducted post-doctoral works at the Creighton Cardiac Center and the Cardiovascular Clinical Research department at Glaxo.

Directors

        Daniel D. Burgess, M.B.A. has served on our Board of Directors since March 2004. Mr. Burgess has been the Chief Operating Officer and Chief Financial Officer of Hollis-Eden Pharmaceuticals, Inc. since August 1999. Mr. Burgess joined Hollis-Eden from Nanogen, Inc., where he served as Vice President and Chief Financial Officer. Prior to joining Nanogen in 1998, Mr. Burgess spent ten years with Gensia, including with Gensia Automedics, Inc., a partially owned subsidiary of Gensia. He served as President and a director of Gensia Automedics, where he was responsible for all functional areas of this medical products company. In addition, he was Vice President and Chief Financial Officer of Gensia, where he was responsible for finance, investor relations, business development and other administrative functions. Prior to joining Gensia, Mr. Burgess held positions at Castle & Cooke, Inc. and Smith Barney, Harris Upham and Company. He received a degree in economics from Stanford University and an M.B.A. from Harvard Business School.

        Luke B. Evnin, Ph.D. has served on our board of directors since September 2000. Dr. Evnin is a General Partner at MPM Capital, a venture capital firm focusing on global healthcare investments.

Before joining MPM Capital in 1998, Dr. Evnin was affiliated with Accel Partners for seven years, including four years as a General Partner. He was involved in biopharmaceutical, pharmaceutical, medical device and healthcare service companies for Accel Partners' funds III, IV, and V. He was responsible for overall investment strategy, deal orientation, analyses, investment and gain realization. Dr. Evnin serves on the board of directors of several privately-held healthcare companies including BioValve Technologies, Inc. and Genesoft, Inc. He also serves on the board of directors of Medical Portfolio Management, L.P., an investment management firm, and is chairman of the Scleroderma Research Foundation. Dr. Evnin holds a Ph.D. in biochemistry from the University of California at San Francisco, and an A.B. in Molecular Biology from Princeton University.

        Heinz W. Gschwend, Ph.D. has served on our board of directors and our scientific advisory board since August 1999. Dr. Gschwend has over 33 years of experience in pharmaceutical research, drug discovery and development. Since 1998, he has served as a consultant, scientific advisory board member and/or director for several biotechnology companies. From 1992 to 1997, he was with Arris Pharmaceuticals, where he played a leading role in building a successful discovery effort in the area of protease inhibition. From 1967 to 1991 he was with the Pharmaceuticals Division and Central Research Department of Ciba-Geigy in the U.S. and Switzerland, respectively. During his career at Ciba-Geigy he was involved in the discovery and development of over 80 pre-clinical and clinical product candidates. Two drugs from those efforts are marketed: Benazepril and Letrozole. Dr. Gschwend holds a Ph.D. degree in chemistry from the ETH, and conducted postdoctoral studies at the ETH and Harvard University.

        David F. Hale has served on our board of directors since April 1997. Mr. Hale has served as President and Chief Executive Officer of CancerVax Corporation since October 2000 and as a director of CancerVax since December 2000. Prior to joining CancerVax, he was President and Chief Executive Officer of Women First HealthCare, Inc. from January 1998 to May 2000. Mr. Hale served as President, Chief Executive Officer and Chairman of Gensia from May 1987 to November 1997. Prior to joining Gensia, Mr. Hale was President and Chief Executive Officer of Hybritech Inc. Mr. Hale serves on the board of directors of several privately-held biotechnology companies, including Xcel Pharmaceuticals, Inc., Santarus, Inc., LMA North America, Inc., Somaxon Pharmaceuticals, Inc., SkinMedica, Inc. and Verus, Inc. Mr. Hale also serves as Chairman of BIOCOM/San Diego and on the board of the California Healthcare Institute and the BIO Emerging Growth Companies Section Governing Body. Mr. Hale received a B.A. in biology and chemistry from Jacksonville State University.

        Arnold L. Oronsky, Ph.D. has served on our board of directors since September 2000. Dr. Oronsky is a General Partner at InterWest Partners, a venture capital firm focusing on investments in life sciences and information technology. Dr. Oronsky joined InterWest Partners in a full-time capacity in 1994 after serving as a special limited partner since 1989. He also serves as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was Vice President for Discovery Research at the Lederle Laboratories division of American Cynamid Company, a pharmaceutical company. From 1973 to 1976, Dr. Oronsky was Head of Inflammation, Allergy and Immunology Research at Ciba-Geigy. From 1970 to 1972, he was an assistant professor at Harvard Medical School, where he also served as a research fellow from 1968 to 1970. Dr. Oronsky serves on the board of directors the publicly-held biotechnology companies BioTransplant, Inc., Corixa Corporation and Myogen, Inc. He holds a Ph.D. from Columbia University, College of Physicians and Surgeons and a B.S. degree from University College, New York University.

Board Composition

        Our board of directors currently consists of seven members. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

  •
  Class I, which will consist of Mr. Burgess and Dr. Evnin, and whose term will expire at the annual meeting of stockholders to be held in 2005,

  •
  Class II, which will consist of Drs. Erion and Oronsky, and whose term will expire at the annual meeting of stockholders to be held in 2006, and

  •
  Class III, which will consist of Drs. Gschwend and Laikind and Mr. Hale, and whose term will expire at the annual meeting of stockholders to be held in 2007.

        At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee consists of Messrs. Burgess and Hale and Dr. Oronsky. The functions of this committee include, among other things:

  •
  reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services,

  •
  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management,

  •
  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls, and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

        We have appointed Mr. Burgess as our audit committee financial expert. Both our independent auditors and management periodically meet privately with our audit committee.

  Compensation Committee

        Our compensation committee consists of Drs. Gschwend and Oronsky and Mr. Hale. The functions of this committee include, among other things:

  •
  determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation,

  •
  recommending to our board of directors the type and amount of compensation to be paid or awarded to board members,

  •
  evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs,

  •
  establishing policies with respect to equity compensation arrangements, and

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Drs. Evnin and Gschwend and Mr. Hale. The functions of this committee include, among other things:

  •
  developing and maintaining a current list of the functional needs and qualifications of members of our board of directors,

  •
  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate,

  •
  interviewing, evaluating, nominating and recommending individuals for membership on our board of directors,

  •
  evaluating nominations by stockholders of candidates for election to our board,

  •
  developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics,

  •
  considering questions of possible conflicts of interest of directors as such questions arise, and

  •
  recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director Compensation

        We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $15,000 for each director, plus $8,000 for the chair of the audit committee, $5,000 for the other members of the audit committee and $2,500 for all other committee members. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        Effective upon the completion of this offering, we will adopt our 2004 non-employee directors' stock option plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. In addition, all of our directors are eligible to participate in our amended and restated 2001 equity incentive plan, and following the completion of this offering, our employee directors will be eligible to participate in our 2004 employee stock purchase plan. For a more detailed description of these plans, see "Benefit Plans."

Executive Compensation

        The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2003 by our chief executive officer and each of our other executive officers whose combined salary and bonus exceeded $100,000 during that fiscal year. We refer to our chief executive officer and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table(1)

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards(2)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation(3)
Paul K. Laikind Chairman of the Board, President, Chief Executive Officer and Secretary	$297,115	$87,150	—	$312,461	373,230	—	$78,001
Mark D. Erion Executive Vice President of Research and Development	247,808	63,488	—	289,314	248,820	—	75,781
John W. Beck Vice President of Finance, Chief Financial Officer and Treasurer	192,923	48,818	—	109,297	165,880	—	32,843
Edgardo Baracchini Vice President of Business Development	205,000	50,215	—	—	170,075	—	—

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other benefits received by a named executive officer which do not exceed the lesser of $50,000 or 10% of that officer's salary and bonus disclosed in this table.

(2)
Represents 1,301,920, 1,205,478 and 455,403 shares of previously vested common stock held by Drs. Laikind and Erion and Mr. Beck, respectively, tendered to us on June 30, 2003 and subjected to a new monthly vesting schedule over a four-year period beginning on that date. These shares were tendered in part as repayment for outstanding principal and interest on loans we made to Drs. Laikind and Erion and Mr. Beck in connection with their purchase of our common stock in June 1999, the outstanding amount of which at June 30, 2003 was equal to $229,374, $206,438 and $77,988, respectively. Drs. Laikind and Erion and Mr. Beck continued to hold these shares at

  December 31, 2003, on which date their value remained equal to their value upon grant as indicated in the table above. We do not currently intend to pay dividends on these shares.

(3)
Represents $28,620, $33,625 and $15,604 reimbursed by us for income tax payments incurred by Drs. Laikind and Erion and Mr. Beck, respectively, plus $49,381, $42,156 and $17,239, respectively, in income tax payments made by us on their behalf in connection with the transaction described in footnote (2) above and which were not otherwise satisfied by us through the application of the value of the shares tendered to us.

Stock Option Grants in Last Fiscal Year

        All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. Options expire ten years from the date of grant.

        The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our Board of Directors on the date of the grant. In determining the fair market value of our common stock granted on the grant date, our Board of Directors considered many factors, including:

  •
  the rate of progress and cost of our clinical trials and other research and development activities,

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish,

  •
  the fact that our options involved illiquid securities in a non-public company,

  •
  prices of preferred stock issued by us to outside investors in arm's-length transactions,

  •
  the rights, preferences and privileges of our preferred stock over our common stock, and

  •
  the likelihood that our common stock would become liquid through an initial public offering, an acquisition of us or another event.

        The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers in the fiscal year ended December 31, 2003:

	Individual Grants(1)
		% of Total Options Granted to Employees in the Year Ended December 31, 2003(2)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Paul K. Laikind	373,230	11%	$0.24	10/16/2013
Mark D. Erion	248,820	8	0.24	10/16/2013
John W. Beck	165,880	5	0.24	10/16/2013
Edgardo Baracchini	170,075	5	0.24	10/16/2013

(1)
These options, which are immediately exercisable, vest as to 25% of the underlying shares on October 17, 2004 and in equal monthly installments for the 36 months thereafter, subject to cessation of vesting upon the termination of the optionholder's continued service to us and to acceleration of vesting pursuant to the stock restriction agreements described in "—Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(2)
Based on 3,280,885 options granted during the fiscal year ended December 31, 2003 under our amended and restated 2001 equity incentive plan, including grants to executive officers.

(3)
Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $            per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides information regarding the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by each of our named executive officers. All options listed in the table permit early exercise of unvested shares, in which case all unvested shares are subject to repurchase by us.

					Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
			Number of Securities Underlying Unexercised Options at Fiscal Year-End
Name	Shares Acquired on Exercise
		Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul K. Laikind	—	—	373,230	—		—
Mark D. Erion	—	—	248,820	—		—
John W. Beck	—	—	165,880	—		—
Edgardo Baracchini	—	—	595,075	—		—

(1)
The value of an unexercised in-the-money option as of December 31, 2003 is equal to the excess of an assumed initial public offering price of $            per share over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

  Offer Letters

        We have entered into offer letters with Mr. Beck and Dr. Baracchini, setting forth their respective base salary, bonus eligibility and other employment benefits. We have not entered into offer letters with Drs. Laikind or Erion. Each named executive officer's employment is on an "at-will" basis and can be terminated by us or the officer at any time, for any reason and with or without notice, subject where applicable to the stock restriction agreements and severance agreements described below.

  Proprietary Information and Inventions Agreement

        Each named executive officer has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates the officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

  Stock Restriction Agreements

        We have entered into stock restriction agreements with Mr. Beck and Drs. Erion and Laikind, under which we have an option to repurchase shares of common stock held by each officer within 60 days following the termination of his respective employment. Our repurchase option lapses in equal monthly installments over the 48 months following the date of each officer's stock restriction agreement, as long as he continues to be employed by us. However, if we terminate the officer without cause or he terminates his employment for good reason, our repurchase option lapses in its entirety. As of March 31, 2004, our repurchase option covered 370,017, 979,455 and 1,057,814 shares held by Mr. Beck and Drs. Erion and Laikind, respectively.

        The stock restriction agreements also grant us a right of first refusal with respect to transfers of all shares of common stock held by each officer as of June 30, 2003, subject to specified exceptions. This right of first refusal will terminate upon the completion of this offering.

  Severance Agreements

        We have entered into severance agreements with Mr. Beck and Drs. Baracchini, Erion and Laikind. These agreements provide that each officer is generally entitled to his base salary, plus the average of his annual bonuses for the last three completed calendar years, for a continuation period of nine months following the termination of his employment if, during the 12-month period following a change in our control, the officer terminates his employment for good reason, or the officer's employment is terminated without cause or pursuant to a restructuring or reduction in force. The continuation period is extended to 12 months if the officer is not employed in a comparable position at the end of the nine-month continuation period. A termination entitling an officer to the cash severance described above also causes immediate vesting of any unvested stock options or shares of restricted stock that are not covered by the officer's stock restriction agreement, if applicable. Following such a termination, the officer is entitled to convert his long-term disability and group life insurance policies to individual policies and to continue his group health insurance coverage, and we will pay all related premiums during the continuation period. In addition, the officer is entitled to reasonable outplacement services at our expense.

Employee Benefit Plans

  Amended and Restated 2001 Equity Incentive Plan

        We adopted and our stockholders approved our 2001 equity incentive plan, then called our 1998 stock incentive plan, in March 1998. We adopted and our stockholders most recently approved the amendment and restatement of the plan in            2004, to become effective upon the completion of this offering. The plan will terminate in             2014, unless our board of directors terminates it earlier. The plan provides for the grant of the following:

  •
  incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers, and

  •
  nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock awards and other stock awards, which may be granted to our directors, consultants or employees, including officers.

          Share Reserve

        An aggregate of            shares of our common stock are reserved for issuance under the plan. This amount will be increased annually on the first day of our fiscal year, from 2005 until 2014, by the lesser of (i)     % of the fully-diluted shares of common stock outstanding on January 1 of the current fiscal year or (ii)             shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

        Shares subject to options and stock awards that have expired or otherwise terminated under the plan without having been exercised in full again become available for the grant of awards under the plan. Shares issued under the plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a "net exercise," then the number of shares that are not delivered to the participants shall again become available for grant of awards under the plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the plan. The maximum number of shares that may be issued under the plan subject to incentive stock options is             shares.

          Administration

        The plan will be administered by our board of directors, who may in turn delegate authority to administer the plan to a committee. Subject to the terms of the plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the plan and may reprice such options, which includes reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors and such officer would not be allowed to grant a stock award to himself or herself.

          Stock Options

        Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option shall be determined by our board of directors or its authorized committee. Options granted under the plan vest at the rate specified in the option agreement.

        In general, the term of stock options granted under the plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier or later termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionee's relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee's relationship with us ceases. In no event may an option be exercised after its expiration date.

        Acceptable consideration for the purchase of common stock issued under the plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by our board of directors.

        Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

          Limitations

        Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option, and before our stock is publicly traded, no nonstatutory stock option, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

  •
  the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant, and

  •
  the term of any incentive stock option award must not exceed five years from the date of grant.

        In addition, no employee may be granted options under the plan covering more than            shares of common stock in any calendar year and no employee may be granted stock appreciation rights covering more than            shares of common stock in any calendar year.

          Restricted Stock Awards

        Restricted stock awards are purchased through a restricted stock award agreement. Subject to certain limitations, the purchase price for restricted stock awards must be at least the par value of our common stock. The purchase price for a restricted stock award may be payable in cash, by services rendered to us, or any other form of legal consideration approved by our board of directors. Common stock acquired under a restricted stock award agreement may be subject to a share repurchase option in our favor in accordance with a vesting schedule. If a restricted stock award recipient's service relationship with us terminates, we may reacquire all of the shares of our common stock issued to the recipient pursuant to a restricted stock award which have not vested as of the date of termination. Rights to acquire shares under a restricted stock award may be transferred to the extent provided in the restricted stock award agreement so long as the common stock awarded under the restricted stock award agreement remains subject to the terms of such agreement.

          Stock Appreciation Rights

        Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our board of directors or its authorized committee at the time of grant of the stock appreciation right. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.

          Phantom Stock Awards

        Phantom stock awards are purchased through a phantom stock award agreement. Subject to certain limitations, the consideration, if any, for phantom stock awards must be at least the par value of our common stock. The consideration for a phantom stock award may be payable in any form permitted under applicable laws. Our board of directors or its authorized committee may impose any restrictions or conditions upon the vesting of phantom stock awards, or that delay the delivery of the consideration after the vesting of phantom stock awards, that it deems appropriate. Phantom stock award may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. Dividend equivalents may be credited in respect of shares covered by a phantom stock award, as determined by our board of directors. At the discretion of our board of directors, such dividend equivalents may be converted into additional shares covered by the phantom stock award. If a phantom stock award recipient's service relationship with us terminates, any unvested portion of the phantom stock award is forfeited upon the recipient's termination of service.

          Other Stock Awards

        Other forms of stock awards based on our common stock may be granted either alone or in addition to other stock awards under the plan. Our board of directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

          Corporate Transactions

        In the event of certain corporate transactions, all outstanding stock awards under the plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. In addition, a stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock award agreement.

          Plan Amendments

        Our board of directors will have authority to amend or terminate the plan. No amendment or termination of the plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the plan in such a manner and to such a degree as required.

  2004 Non-Employee Directors' Stock Option Plan

        We adopted and our stockholders approved our 2004 non-employee directors' stock option plan in            2004, to become effective upon the closing of this offering. The plan will terminate at the discretion of our board of directors. The plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

          Share Reserve

        An aggregate of            shares of our common stock are reserved for issuance under the plan. This amount will be increased annually on the first day of our fiscal year, from 2005 until 2014, by shares of common stock. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

        Shares subject to stock options that have expired or otherwise terminated under the plan without having been exercised in full again become available for the grant of awards under the plan. Shares issued under the plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the plan.

          Administration

        The plan will be administered by our board of directors.

          Stock Options

        Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the plan will be equal to 100% of the fair market value of the common stock on the date of grant. Initial grants vest at the rate of 1/24th each month after the date of grant and annual grants vest at the rate of 1/12th each month after the date of grant.

        In general, the term of stock options granted under the plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.

        Acceptable consideration for the purchase of common stock issued under the plan may include cash or check, common stock previously owned by the optionee or a program developed under Regulation T as promulgated by the Federal Reserve Board.

        Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. An optionee may transfer an option with our written consent provided a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

          Automatic Grants

        Pursuant to the terms of the plan, upon the completion of this offering, each non-employee director will automatically be granted an option to purchase            shares of common stock, less the number of shares of common stock, if any, subject to an option or options granted to the director within the six month period prior to the completion of this offering, as adjusted for the reverse stock split of our common stock to be effected before the completion of this offering. Any person who becomes a non-employee director after the completion of this offering will automatically receive an option to purchase            shares of common stock upon his or her election.

        In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders will be automatically granted, on the annual meeting date, an option to purchase            shares of common stock, or the annual grant. However, the size of an annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced by 25% for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

          Corporate Transactions

        In the event of certain corporate transactions, all outstanding options under the plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such options, the vesting provisions of such options will be accelerated and such options will be terminated if not exercised prior to the effective date of the corporate transaction. In the event of a change in our control, the vesting provisions of all outstanding options under the plan will be accelerated and such options will be terminated if not exercised prior to 12 months after the effective date of the change in our control.

          Plan Amendments

        Our board of directors will have authority to amend or terminate the plan. No amendment or termination of the plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the plan in such a manner and to such a degree as required.

  2004 Employee Stock Purchase Plan

        We adopted and our stockholders approved our 2004 employee stock purchase plan in            2004, to become effective upon the closing of this offering. The plan will terminate at the time that all of the shares of our common stock reserved for issuance under the plan have been issued under the terms of the plan, unless our board of directors terminates it earlier. The plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

          Share Reserve

        An aggregate of            shares of our common stock are reserved for issuance under the plan. This amount will be increased annually on the first day of our fiscal year, from 2005 until 2014, by the lesser of (i)     % of the fully-diluted shares of common stock outstanding on January 1 of the current fiscal year or (ii)             shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

          Administration

        The plan will be administered by our board of directors, who may in turn delegate authority to administer the plan to a committee.

          Offering

        The plan is implemented by offerings of rights to eligible employees. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring every six months.

        Unless otherwise determined by the board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. However, in the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of participation in the offering, the offering period automatically restarts on the day immediately following the date of such purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us for more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan.

          Limitations

        Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock.

          Corporate Transactions

        In the event of certain corporate transactions, all outstanding purchase rights under the plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such purchase rights, then the purchase rights will be exercised prior to the corporate transaction and the purchase rights will terminate immediately following such exercise.

          Plan Amendments

        Our board of directors will have the authority to amend or terminate the plan. If the board determines that the amendment or termination of an offering is in the best interests of the Company and its stockholders, then the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the plan and the ongoing offering to reduce or eliminate a detrimental accounting treatment or terminate any offering and refund any money contributed back to the participants. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the plan in such a manner and to such a degree as required.

  401(k) Plan

        We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 for calendar year 2004. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2004 may be up to an additional $3,000 above the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  •
  any breach of their duty of loyalty to the corporation or its stockholders,

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions, or

  •
  any transaction from which the directors derived an improper personal benefit.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

        The following is a description of transactions since our inception to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under "Management." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Transactions Involving Sicor

        We were formed in April 1997 as a wholly owned subsidiary of Sicor, at which time we issued to Sicor 1,000 shares of our common stock. In December 1997, we entered into an asset and liability transfer agreement with Sicor, under which Sicor assigned to us specified assets and liabilities relating to its then existing business of discovering and developing proprietary pharmaceutical products to address diabetes and other conditions. In exchange, we paid Sicor $2,250,000 in cash, issued to Sicor 10,000,000 shares of subordinated preferred stock at an issue price of $7.09 per share, and assumed specified liabilities relating to the transferred business and assets. Upon completion of this offering, these shares will convert into 10,000,000 shares of common stock. At the same time, we entered into an investors' rights agreement with Sicor under which we granted Sicor demand, piggyback and Form S-3 registration rights, along with rights to receive specified financial information and to observe meetings of our board of directors. This investors' rights agreement has been amended on several occasions, including most recently in connection with our Series E preferred stock financing in October 2003.

        Also in December 1997, we entered into a transition services agreement and a sublease agreement with Sicor. Under the transition services agreement, Sicor provided us with services relating to accounting and payroll, administrative, employee benefits, information systems, insurance, legal and other matters, and we provided Sicor with services relating to safety, purchasing and receiving and laboratory matters, each at a specified rate plus reimbursement for costs. Under the sublease agreement, we subleased approximately 55,000 square feet of space from Sicor at a specified rate for a five-year term. This sublease agreement was amended in June 1999 to include additional provisions for early termination, and was superseded in September 2000 by our current sublease from Sicor, which is described more fully in "Business—Properties."

        As part of our corporate restructuring in June 1999, we entered into a master agreement, under which we granted Sicor rights to receive specified financial and other information, and indemnified Sicor against specified damages potentially resulting from matters related to our corporate restructuring. We also terminated our transition services agreement with Sicor and, as reimbursement for amounts due under the agreement, entered into a promissory note in the amount of $480,409 bearing an annual interest rate equal to the prime rate, which we paid in full in December 1999.

        Also in June 1999, we agreed to pay Sicor a 2% royalty on our direct sales of products that would infringe one of our patents, patent applications, discoveries or inventions in existence as of our corporate restructuring, and 10% of any royalties we receive from licenses of these patents, patent applications, discoveries or inventions. We also agreed to pay Sicor a 1% royalty on our direct sales of products that use, contain or are based on our trade secrets, know-how and other proprietary rights in existence as of our corporate restructuring that are not covered by the 2% royalty, and 5% of any royalties we receive from licenses of these trade secrets, know-how and other proprietary rights that are not covered by the 10% royalty. Some or all of our current product candidates and drug compounds from our research programs may be subject to these royalty provisions.

        At the same time, we entered into a license agreement with Sicor, under which we granted Sicor an exclusive, royalty-free license to specified patents, patent applications, know-how and other proprietary rights relating to adenosine kinase inhibitors, and agreed to pay Sicor a 4% royalty on net sales of products that use, contain or are based on the licensed proprietary rights. Royalties are payable for the term of any valid patent right of these products. In addition, we and Sicor mutually agreed to pay each other 50% of any royalties received by either of us from licenses or sublicenses of these proprietary rights to third parties. The license agreement terminates upon the last to expire of the licensed patent rights. None of our current product candidates or drug compounds from our research programs use these proprietary rights or are subject to these royalty provisions.

        Sicor has granted Sankyo the right to exchange shares of our Series A preferred stock held by Sankyo, or shares of our common stock issued upon conversion of this Series A preferred stock, for shares of common stock of Sicor, in five annual installments beginning in January 2001. The number of shares of Sicor common stock receivable in exchange for each installment is determined pursuant to a formula contained in our investors' rights agreement and is based upon the average closing price of Sicor common stock for the 20 trading days prior to the exchange date. To date, Sankyo has exercised this exchange right as to the first four annual installments and transferred to Sicor a total of 681,551 shares of our Series A preferred stock. Some or all of the remaining 170,388 shares of our Series A preferred stock held by Sankyo, which upon completion of this offering will convert into 711,036 shares of our common stock, may be exchanged for shares of Sicor common stock at Sankyo's election within 30 days after January 10, 2005.

Preferred Stock Financing Transactions

        In July 2000, we issued and sold to investors an aggregate of 12,999,999 shares of Series C preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $12,999,999. Upon completion of this offering, these shares will convert into 12,999,999 shares of common stock. We simultaneously issued and sold to investors warrants to purchase an aggregate of 4,469,217 shares of Series C preferred stock having an exercise price of $1.00 per share at a purchase price of $0.01 per share, for aggregate consideration of $44,692. Upon completion of this offering, these warrants will convert into warrants to purchase 4,469,217 shares of common stock having an exercise price of $1.00 per share.

        In October 2001, we issued and sold to investors an aggregate of 15,737,705 shares of Series D preferred stock at a purchase price of $1.22 per share, for aggregate consideration of $19,200,000. Upon completion of this offering, these shares will convert into 16,494,843 shares of common stock. We simultaneously issued and sold to investors warrants to purchase an aggregate of 3,462,295 shares of Series D preferred stock having an exercise price of $1.50 per share at a purchase price of $0.01 per share, for aggregate consideration of $34,623. Upon completion of this offering, these warrants will convert into warrants to purchase 3,628,865 shares of common stock having an exercise price of $1.43 per share.

        In October 2003, we issued and sold to investors an aggregate of 24,032,095 shares of Series E preferred stock at a purchase price of $1.04 per share, for aggregate consideration of $25 million. Upon completion of this offering, these shares will convert into 24,032,095 shares of common stock.

        The participants in these preferred stock financings included the following directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares and warrants issued to these related parties in these financings:

Participants(1)	Series C Preferred Stock	Series C Preferred Stock Warrants	Series D Preferred Stock	Series D Preferred Stock Warrants	Series E Preferred Stock
Directors
Heinz W. Gschwend(2)	—	—	—	—	96,154
David F. Hale(3)	—	—	81,968	18,033	—
5% or Greater Stockholders
MPM Capital L.P. and its affiliates(4)	7,969,230	2,739,711	5,737,704	1,262,295	6,923,077
InterWest Management Partners VII, LLC and its affiliates(5)	4,980,769	1,712,318	3,278,688	721,311	4,182,693
Sprout Capital IX, L.P. and its affiliates(6)	—	—	6,557,377	1,442,623	3,125,000
Maverick Capital, Ltd. and its affiliates(7)	—	—	—	—	4,807,693

(1)
Additional detail regarding these stockholders and their equity holdings is provided in "Principal Stockholders."

(2)
Represents shares held by the H.W. Gschwend & C.T. Healy Revocable Trust, of which Dr. Gschwend is a co-trustee. Upon completion of this offering, these shares will convert into 96,154 shares of common stock.

(3)
Represents shares held by the Hale Family Trust dated February 10, 1986, of which Mr. Hale is a co-trustee. Upon completion of this offering, these shares will convert into 85,911 shares of common stock and these warrants will convert into warrants to purchase 18,900 shares of common stock having a weighted average exercise price of $1.43 per share.

(4)
Represents shares held by MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, and MPM Asset Management Investors 2000 B LLC. MPM Capital L.P. is a direct or indirect parent and/or control person of MPM Asset Management II LLC, funds managed or advised by it (including MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, and MPM Asset Management Investors 2000 B LLC) and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. Luke B. Evnin may be deemed to be a control person of MPM Capital L.P. as a result of his interest in Medical Portfolio Management LLC, the general partner of MPM Capital L.P. Dr. Evnin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 20,906,051 shares of common stock and these warrants will convert into warrants to purchase 4,062,734 shares of common stock having a weighted average exercise price of $1.14 per share.

(5)
Represents shares held by InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Arnold L. Oronsky is a managing director of InterWest Management Partners VII, LLC, the general partner of InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Oronsky disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 12,599,887 shares of common stock and these warrants will convert into warrants to purchase 2,468,331 shares of common stock having a weighted average exercise price of $1.13 per share.

(6)
Represents shares held by Sprout Capital IX, L.P., DLJ Capital Corp., Sprout IX Plan Investors, L.P. and Sprout Entrepreneurs Fund, L.P. Kathleen LaPorte is the managing director of DLJ

  Capital Corp., the managing general partner of Sprout Capital IX, L.P. and general partner of Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corporation II is the general partner of Sprout IX Plan Investors, L.P. and is an affiliate of DLJ Capital Corp. Ms. LaPorte disclaims beneficial ownership of these shares except to the extent of her pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 9,997,852 shares of common stock and these warrants will convert into warrants to purchase 1,512,027 shares of common stock having a weighted average exercise price of $1.43 per share.

(7)
Represents shares held by Maverick Fund, L.D.C., Maverick Fund USA, Ltd. and Maverick Fund II, Ltd. Lee S. Ainslie III exercises sole voting and dispositive power over the shares held by Maverick Fund, L.D.C., Maverick Fund USA, Ltd. and Maverick Fund II, Ltd. Mr. Ainslie disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 4,807,693 shares of common stock.

        In each of these preferred stock financings, we entered into various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights and rights of first refusal, among other things. We also amended and restated our investors' rights agreement to include the participants in these preferred stock financings.

        These stockholder agreements will terminate upon the completion of this offering, except for the following:

  •
  the registration rights granted under our amended and restated investors' rights agreement, as more fully described in "Description of Capital Stock—Registration Rights,"

  •
  the board observation rights granted to Sprout Capital IX, L.P. and its affiliates, which terminate at such time as these parties no longer hold any warrants to purchase our common stock, and

  •
  the representations and warranties made under our Series E preferred stock purchase agreement entered into in October 2003, which survive for a period of 18 months after the date of this agreement.

Other Related Party Transactions

        In June 1999, we issued and sold to Mr. Beck and Drs. Erion and Laikind an aggregate of 10,001,000 shares of common stock at a purchase price of $0.05 per share, for aggregate consideration of $500,050, of which $75,000 was paid in cash and $425,050 was paid via full recourse promissory notes. The notes had an annual interest rate of 5.22% and were due in June 2003.

        In December 2000, we made a loan of $50,000 to Mr. Beck and his spouse, bearing interest at an annual rate of 5.87%. The loan is generally due on the earlier of December 2004 or 180 days following the termination of Mr. Beck's employment for any reason, and is secured by Mr. Beck's residence.

        In September 2001, we entered into a separation agreement with James S. Kuo, M.D., our former Vice President of Business Development, under which we paid Dr. Kuo cash severance of $50,000 and accelerated the vesting of 40,625 shares of common stock subject to an option held by him.

        On June 30, 2003, we entered into a transaction whereby Mr. Beck and Drs. Erion and Laikind tendered 455,403, 1,205,478 and 1,301,920 shares, respectively, of their previously vested common stock and subjected these shares to a new monthly vesting schedule over a four-year period pursuant to the stock restriction agreements described in "Management—Employment Contracts, Termination of Employment and Change-in-Control Arrangements." These shares were tendered in part as repayment for outstanding principal and interest on loans we made to Mr. Beck and Drs. Erion and Laikind in connection with their purchase of our common stock in June 1999, the outstanding amount of which at June 30, 2003 was equal to $77,988, $206,438 and $229,374, respectively. As part of this transaction, we made aggregate income tax payments of $249,349 on behalf of Mr. Beck and Drs. Erion and Laikind for estimated income taxes incurred in connection with this transaction, $197,272 of which was satisfied by us through the application of the value of the shares tendered to us. In April 2004, the compensation committee of our board of directors determined the actual income taxes incurred by Mr. Beck and Drs. Erion and Laikind in connection with this transaction and, as a result, authorized us to make additional aggregate income tax payments of $56,699 on their behalf and directly reimburse these officers an aggregate amount of $77,849 for income tax payments made by them.

        From our inception to March 31, 2004, we granted options to purchase an aggregate of 1,657,005 shares of common stock to our current directors and executive officers, with exercise prices ranging from $0.05 to $0.50.

        We have entered into indemnification agreements with each of our directors and executive officers, as described in "Management—Limitation of Liability and Indemnification."

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock,

  •
  each of our directors,

  •
  each of our named executive officers, and

  •
  all of our directors and executive officers as a group.

        The percentage ownership information shown in the table is based upon (1) the conversion of all outstanding shares of our preferred stock into 67,092,114 shares of common stock upon the completion of this offering and (2) the issuance of            shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

        Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on May 30, 2004, which is 60 days after March 31, 2004. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Metabasis Therapeutics, Inc., 9390 Towne Centre Drive, Building 300, San Diego, CA 92121.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
MPM Capital L.P. and its affiliates(1) 111 Huntington Avenue, 31st Floor Boston, MA 02199	24,968,785	30.4%
InterWest Management Partners VII, LLC and its affiliates(2) 2710 Sand Hill Road, Second Floor Menlo Park, CA 94025	15,068,218	18.7
Sicor Inc. 19 Hughes Irvine, CA 92618	12,845,141	16.4
Sprout Capital IX, L.P. and its affiliates(3) 3000 Sand Hill Road Building 3, Suite 170 Menlo Park, CA 94025	11,509,879	14.4
Maverick Capital, Ltd. and its affiliates(4) 300 Crescent Court, 18th Floor Dallas, TX 75201	4,807,693	6.2
Paul K. Laikind(5)	4,712,962	6.0
Mark D. Erion(6)	4,267,079	5.4
John W. Beck(7)	1,683,889	2.1
Edgardo Baracchini(8)	655,075	*
Daniel D. Burgess(9)	40,000	*
Luke B. Evnin(1)	24,968,785	30.4
Heinz W. Gschwend(10)	178,154	*
David F. Hale(11)	321,811	*
Arnold L. Oronsky(2)	15,068,218	18.7
All directors and executive officers as a group (9 persons)(12)	51,895,973	60.3

*
Represents beneficial ownership of less than 1%.

(1)
Includes 1,552,904 shares held by MPM BioVentures II, L.P., 14,074,225 shares held by MPM BioVentures II-QP, L.P., 4,954,878 shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 324,044 shares held by MPM Asset Management Investors 2000 B LLC. Also includes 4,062,734 shares MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM Asset Management Investors 2000 B LLC have the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of warrants. MPM Capital L.P. is a direct or indirect parent and/or control person of MPM Asset Management II LLC, funds managed or advised by it (including MPM BioVentures

  II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, and MPM Asset Management Investors 2000 B LLC) and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. Luke B. Evnin may be deemed to be a control person of MPM Capital L.P. as a result of his interest in Medical Portfolio Management LLC, the general partner of MPM Capital L.P. Dr. Evnin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(2)
Includes 12,024,073 shares held by InterWest Partners, L.P. and 575,814 shares held by InterWest Investors VII, L.P. Also includes 2,468,331 shares InterWest Partners, L.P. and InterWest Investors VII, L.P. have the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of warrants. Arnold L. Oronsky is a managing director of InterWest Management Partners VII, LLC, the general partner of InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Oronsky disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(3)
Includes 112,868 shares held by Sprout Capital IX, L.P., 503,875 shares held by DLJ Capital Corp., 36,825 shares held by Sprout IX Plan Investors, L.P. and 9,344,284 shares held by Sprout Entrepreneurs Fund, L.P. Also includes 1,512,027 shares Sprout Capital IX, L.P., DLJ Capital Corp., Sprout IX Plan Investors, L.P. and Sprout Entrepreneurs Fund, L.P. have the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of warrants. Kathleen LaPorte is the managing director of DLJ Capital Corp., the managing general partner of Sprout Capital IX, L.P. and general partner of Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corporation II is the general partner of Sprout IX Plan Investors, L.P. and is an affiliate of DLJ Capital Corp. Ms. LaPorte disclaims beneficial ownership of these shares except to the extent of her pecuniary interest in these entities.

(4)
Includes 2,867,308 shares held by Maverick Fund, L.D.C., 1,338,943 shares held by Maverick Fund USA, Ltd. and 601,442 shares held by Maverick Fund II, Ltd. Lee S. Ainslie III exercises sole voting and dispositive power over the shares held by Maverick Fund, L.D.C., Maverick Fund USA, Ltd. and Maverick Fund II, Ltd. Mr. Ainslie disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(5)
Includes 1,057,814 unvested shares which are subject to a right of repurchase in our favor as of March 31, 2004. Also includes 373,230 shares that Dr. Laikind has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 373,230 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(6)
Includes 979,455 unvested shares which are held by the Erion Family Trust and are subject to a right of repurchase in our favor as of March 31, 2004. Also includes an additional 2,163,806 shares held by the Erion Family Trust, 300,000 shares held by each of the Mark Erion 2002 Grantor Retained Annuity Trust and the Sonja Erion 2002 Grantor Retained Annuity Trust, and 91,666 shares held by each of the Derek Mark Erion 2003 Irrevocable Trust, the Renske Marie Erion 2003 Irrevocable Trust and the Karel Arnt Erion 2003 Irrevocable Trust. Also includes 248,820 shares that Dr. Erion has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 248,820 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(7)
Includes 370,017 unvested shares which are subject to a right of repurchase in our favor as of March 31, 2004. Also includes 75,000 shares held by each of Katherine M. Dye, Ttee. Katerina F. Beck 2002 Irrev. Trust Dtd. 11/8/02, Katherine M. Dye, Ttee. Joseph C. Beck 2002 Irrev. Trust Dtd. 11/8/02 and Katherine M. Dye, Ttee. Rachael M. Beck 2002 Irrev. Trust. Dtd. 11/8/02. Also includes 165,880 shares that Mr. Beck has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 165,880 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(8)
Represents 655,075 shares that Dr. Baracchini has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 442,575 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(9)
Represents 40,000 shares that Mr. Burgess has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 38,334 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(10)
Includes 166,820 shares held by the H.W. Gschwend & C.T. Healy Revocable Trust, of which Dr. Gschwend is a co-trustee. Also includes 11,334 shares that Dr. Gschwend has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 6,667 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(11)
Includes 286,911 shares held by the Hale Family Trust dated February 10, 1986. Also includes 18,900 shares the Hale Family Trust has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of warrants. Also includes 16,000 shares that Mr. Hale has the right to acquire from us within 60 days of March 31, 2004 pursuant to the exercise of stock options, 6,667 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule.

(12)
Includes 2,407,286 unvested shares which are subject to a right of repurchase in our favor as of March 31, 2004, 1,510,339 shares pursuant to the exercise of stock options within 60 days of March 31, 2004, 1,282,173 of which would be initially unvested and subject to a right of repurchase by us as of May 30, 2004 that would lapse over the vesting schedule, and 6,549,965 shares pursuant to the exercise of warrants within 60 days of March 31, 2004.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 11,067,457 shares of common stock outstanding as of March 31, 2004, the conversion of preferred stock into 67,092,114 shares of common stock upon the completion of this offering, the issuance of                        shares of common stock in this offering, and no exercise of options or warrants, there will be            shares of common stock outstanding upon completion of this offering.

        As of March 31, 2004, there were 5,631,221 shares of common stock subject to outstanding options under our amended and restated 2001 equity incentive plan, and 8,184,160 shares of common stock subject to outstanding warrants.

        As of March 31, 2004, we had approximately 57 record holders of our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        As of March 31, 2004, there were 8,184,160 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.23 per share. Of these, 4,469,217 and 3,628,865 shares of common stock were subject to warrants issued to the investors in our Series C and Series D preferred stock financings, respectively. The remaining 86,078 shares of common stock were subject to warrants issued to an equipment lender.

        Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

        The warrants held by the investors in our Series C and Series D financings are covered by the registration rights we granted those investors under our amended and restated investors' rights agreement, as described in "—Registration Rights" below. The holder of the remaining warrants is also entitled to registration rights, other than demand registration rights, on terms comparable to those provided in our amended and restated investors' rights agreement.

        The warrants held by the investors in our Series C financing terminate in December 2007. The warrants held by the investors in our Series D financing terminate seven years after their issuance, or if earlier, following the time, if any, that our common stock trades on a securities exchange or the Nasdaq National Market and its average closing price over any consecutive 20-day period equals or exceeds $4.50. Of the remaining warrants, a warrant to purchase 8,938 shares of common stock at an exercise price of $1.25 per share following the completion of this offering terminates in December 2007, and the other warrants terminate three years after the completion of this offering.

        In addition, each of these warrants will be deemed automatically exercised and terminate immediately prior to the closing of an acquisition of us if:

  •
  we provide the warrantholder with 30 days prior written notice of the acquisition,

  •
  our stockholders will receive cash or publicly traded securities in the acquisition,

  •
  the value of the consideration to be received in the acquisition for the securities underlying the warrant equals or exceeds the warrant's aggregate exercise price,

  •
  we use reasonable commercial efforts to have the warrant assumed by the acquiror, and

  •
  the acquiror refuses to assume the warrant.

Registration Rights

        Under an amended and restated investors' rights agreement, following the completion of this offering, the holders of 67,092,114 shares of common stock and warrants to purchase 8,098,082 shares of common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

        Demand Registration Rights.    At any time beginning six months after the completion of this offering, the holders of at least a majority of the shares having registration rights have the right to demand that we file two registration statements so long as the aggregate amount of securities to be sold under either registration statement is at least $5 million, subject to specified exceptions.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to specified exceptions.

        "Piggyback" Registration Rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except for this offering in which the underwriters have excluded any sales by existing investors.

        Expenses of Registration.    We will pay all expenses relating to two demand registrations, two Form S-3 registrations and all piggyback registrations, other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

        Expiration of Registration Rights.    The registration rights described above will expire six years after this offering is completed.

        We have also granted registration rights, other than demand registration rights, to the holder of warrants to purchase 86,078 shares of our common stock. If we register any securities for public sale, this holder will have the right to include the shares underlying the warrants in the registration statement on terms comparable to those in our amended and restated investors' rights agreement.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder,

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Bylaws.    Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to            shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control),

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors,

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum,

  •
  divide our board of directors into three classes,

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent,

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice,

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose), and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of these provisions generally would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq National Market Listing

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "MBRX."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 59 Maiden Lane, New York, New York 10038.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person; the term U.S. person means:

  •
  an individual citizen or resident of the U.S.,

  •
  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof,

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source, or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

        If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in another pass-through entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

        This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds, investors whose functional currency is other than the U.S. dollar, investors that hold common stock as part of a hedge, straddle or conversion transaction, and investors who have acquired their common stock upon the exercise of employee options or otherwise as compensation are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. Accordingly, we urge each non-U.S. Holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from this withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying this exemption. These effectively connected dividends, although not subject to withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes),

  •
  the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering,                        shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants.                        of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering,

  •
  restricted shares, plus approximately                        shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus, and

  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                        shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

        We, along with our directors, executive officers, stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have been advised by SG Cowen & Co., LLC that, when determining whether or not to release shares from the lock-up agreements, SG Cowen & Co., LLC will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Registration Rights

        Upon completion of this offering, the holders of 67,092,114 shares of our common stock and warrants to purchase 8,184,160 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our amended and restated 2001 equity incentive plan, our 2004 non-employee directors' stock option plan, and our 2004 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen & Co., LLC
Deutsche Bank Securities Inc.
Thomas Weisel Partners LLC
Legg Mason Wood Walker, Incorporated
Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $            per share. Securities dealers may reallow a concession not in excess of $            per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                        .

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        We, along with our directors, executive officers, stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have been advised by SG Cowen & Co., LLC that, when determining whether or not to release shares from the lock-up agreements, SG Cowen & Co., LLC will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between SG Cowen & Co., LLC and any of our stockholders, optionholders, warrantholders or affiliates releasing them or us from these lock-up agreements prior to the expiration of the 180-day period.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to             shares of our common stock being offered for sale to our employees, directors, friends and family members of our employees and directors, and our other business associates. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

        Any offers or sales of the common stock offered hereby in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada.

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, San Diego, California. As of the date of this prospectus, investment funds affiliated with Cooley Godward LLP owned 131,968 shares of our preferred stock and warrants to purchase 35,221 shares of our preferred stock having a weighted average exercise price of $1.26 per share, which will convert into 135,911 shares of common stock and warrants to purchase 36,088 shares of common stock having a weighted average exercise price of $1.23 per share as of the completion of this offering. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Metabasis and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.mbasis.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

METABASIS THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Metabasis Therapeutics, Inc.

        We have audited the accompanying balance sheets of Metabasis Therapeutics, Inc. (the "Company") as of December 31, 2002 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metabasis Therapeutics, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

                      /s/  ERNST & YOUNG LLP

San Diego, California
February 27, 2004

METABASIS THERAPEUTICS, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

				Pro Forma Convertible Preferred Stock and Stockholders' Equity at March 31, 2004
	December 31,		March 31,
	2002	2003	2004
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,080	$11,017	$8,108
Short-term investments, available-for-sale	7,482	14,240	13,802
Accounts receivable	179	957	3,784
Other current assets	350	466	491

Total current assets	20,091	26,680	26,185
Property and equipment, net	1,393	1,727	1,936
Prepaid offering costs	—	504	992
Other assets	249	199	199

Total assets	$21,733	$29,110	$29,312

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$761	$767	$575
Accrued liabilities	1,570	2,502	2,508
Deferred revenue, current portion	3,687	458	711
Current portion of capital lease obligations, net of discount	380	611	735

Total current liabilities	6,398	4,338	4,529
Deferred revenue	3,946	—	—
Deferred rent	132	122	108
Other long-term liabilities	27	4	3
Capital lease obligations, net of current portion and discount	974	1,209	1,311
Notes payable	1,500	—	—
Stockholders' equity:
Convertible preferred stock, $.001 par value; 50,635,094, 74,765,759 and 74,765,759 shares authorized at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; 39,599,643, 63,631,738 and 63,631,738 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; liquidation preference of $48,250,247, $73,243,625 and $73,243,625 at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	40	64	64	$—
Common stock, $.001 par value; 65,408,255, 129,840,390 and 129,840,390 shares authorized at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; 10,365,720, 10,768,779 and 11,067,457 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	10	11	11	78
Additional paid-in capital	36,332	65,246	65,555	65,552
Deferred compensation	(238)	(5,485)	(5,363)	(5,363)
Notes receivable from stockholders	(425)	—	—	—
Accumulated deficit	(26,964)	(36,393)	(36,905)	(36,905)
Accumulated other comprehensive income (loss)	1	(6)	(1)	(1)

Total stockholders' equity	8,756	23,437	23,361	$23,361

Total liabilities and stockholders' equity	$21,733	$29,110	$29,312

See accompanying notes.

METABASIS THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(in thousands except share and per share data)

	Years Ended December 31,			Three Months Ended March 31, 2004
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
Sponsored research	$3,500	$1,166	$—	$—	$344
Milestones	2,000	—	1,000	—	3,500
License fees	2,000	911	7,631	911	125
Other revenue	164	201	493	33	201

Total revenues	7,664	2,278	9,124	944	4,170
Operating expenses:
Research and development	9,464	12,609	15,048	3,603	3,653
General and administrative	2,131	2,531	2,955	674	695
Amortization of employee stock-based compensation	—	23	504	39	343

Total operating expenses	11,595	15,163	18,507	4,316	4,691

Loss from operations	(3,931)	(12,885)	(9,383)	(3,372)	(521)
Interest and other income (expense), net	249	88	(46)	8	9

Net loss	(3,682)	(12,797)	(9,429)	(3,364)	(512)
Deemed dividend-beneficial conversion feature for Series E preferred stock	—	—	(24,900)	—	—

Net loss applicable to common stockholders	$(3,682)	$(12,797)	$(34,329)	$(3,364)	$(512)

Basic and diluted net loss per share	$(0.73)	$(1.67)	$(3.92)	$(0.36)	$(0.06)

Shares used to compute basic and diluted net loss per share	5,040,172	7,684,495	8,748,541	9,338,261	8,329,185

The allocation of employee stock-based compensation is as follows:
Research and development		$16	$358	$26	$240
General and administrative		7	146	13	103

		$23	$504	$39	$343

See accompanying notes.

METABASIS THERAPEUTICS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Convertible Preferred Stock
			Common Stock				Notes Receivable From Stockholders		Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital	Deferred Compensation		Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	23,852	$24	10,097	$10	$16,804	$—	$(425)	$(10,485)	$19	$5,947
Net loss	—	—	—	—	—	—	—	(3,682)	—	(3,682)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	(22)	(22)

Net comprehensive loss										(3,704)
Issuance of common stock for option exercises	—	—	110	—	20	—	—	—	—	20
Issuance of preferred stock for services related to Series C offering	10	—	—	—	—	—	—	—	—	—
Issuance of preferred stock warrant as discount on equipment loan	—	—	—	—	37	—	—	—	—	37
Issuance of Series D preferred stock and warrant for cash, net of offering costs of approximately $66	15,738	16	—	—	19,153	—	—	—	—	19,169
Issuance of stock options for services	—	—	—	—	6	—	—	—	—	6

Balance at December 31, 2001	39,600	40	10,207	10	36,020	—	(425)	(14,167)	(3)	21,475
Net loss	—	—	—	—	—	—	—	(12,797)	—	(12,797)
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	4	4

Net comprehensive loss										(12,793)
Issuance of common stock for option exercises	—	—	159	—	27	—	—	—	—	27
Deferred employee stock-based compensation	—	—	—	—	261	(261)	—	—	—	—
Amortization of deferred employee stock-based compensation	—	—	—	—	—	23	—	—	—	23
Issuance of preferred stock warrant as discount on equipment loan	—	—	—	—	22	—	—	—	—	22
Issuance of stock options for services	—	—	—	—	2	—	—	—	—	2

Balance at December 31, 2002	39,600	40	10,366	10	36,332	(238)	(425)	(26,964)	1	8,756
Net loss	—	—	—	—	—	—	—	(9,429)	—	(9,429)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	(7)	(7)

Net comprehensive loss	—	—	—	—	—	—	—	—	—	(9,436)
Issuance of common stock for option exercises	—	—	403	1	44	—	—	—	—	45
Issuance of Series E preferred stock, net of offering costs of approximately $1,137	24,032	24	—	—	23,739	—	—	—	—	23,763
Beneficial conversion feature for Series E preferred stock	—	—	—	—	24,900	—	—	—	—	24,900
Deemed dividend for Series E preferred stock	—	—	—	—	(24,900)	—	—	—	—	(24,900)
Deferred employee stock-based compensation	—	—	—	—	5,209	(5,209)	—	—	—	—
Adjustment to deferred compensation for cancellation of options	—	—	—	—	(80)	80	—	—	—	—
Amortization of deferred employee stock-based compensation	—	—	—	—	—	504	—	—	—	504
Shares tendered in exchange for notes receivable from stockholders	—	—	—	—	—	—	425	—	—	425
Issuance of stock options for services	—	—	—	—	2	—	—	—	—	2
Deferred compensation from tendered shares subject to vesting	—	—	—	—	—	(711)	—	—	—	(711)
Amortization of deferred compensation from tendered shares subject to vesting	—	—	—	—	—	89	—	—	—	89

Balance at December 31, 2003	63,632	$64	10,769	$11	$65,246	$(5,485)	$—	$(36,393)	$(6)	$23,437
Net loss (unaudited)	—	—	—	—	—	—	—	(512)	—	(512)
Unrealized gain on short-term investments (unaudited)	—	—	—	—	—	—	—	—	5	5

Net comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(507)
Issuance of common stock for option exercises (unaudited)	—	—	299	—	44	—	—	—	—	44
Deferred employee stock-based compensation (unaudited)	—	—	—	—	265	(265)	—	—	—	—
Amortization of deferred employee stock-based compensation (unaudited)	—	—	—	—	—	343	—	—	—	343
Amortization of deferred compensation from tendered shares subject to vesting (unaudited)	—	—	—	—	—	44	—	—	—	44

Balance at March 31, 2004 (unaudited)	63,632	$64	11,068	$11	$65,555	$(5,363)	$—	$(36,905)	$(1)	$23,361

See accompanying notes.

METABASIS THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Operating activities
Net loss	$(3,682)	$(12,797)	$(9,429)	$(3,364)	$(512)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred employee stock-based compensation	—	23	504	39	343
Amortization of deferred compensation on tendered shares	—	—	89	—	44
Deferred rent	74	33	(10)	(3)	(14)
Depreciation and amortization	353	424	564	122	154
Amortization of discount on equipment loan	8	13	15	4	4
Stock options issued for services	6	2	2	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,132)	1,148	(778)	(9)	(2,827)
Other current assets	(122)	(28)	(205)	3	(25)
Other assets	(47)	(43)	50	—	—
Deferred revenue	(2,000)	4,723	(7,175)	(943)	253
Accounts payable	(145)	136	6	176	(192)
Accrued liabilities and other long-term liabilities	428	697	638	414	(301)

Net cash flows used in operating activities	(6,259)	(5,669)	(15,729)	(3,561)	(3,073)
Investing activities
Purchases of short-term investments	(6,320)	(11,630)	(15,215)	(3,925)	(3,157)
Sales/maturities of short-term investments	9,308	9,900	8,450	3,750	3,600
Purchase of property and equipment	(557)	(806)	(898)	(467)	(363)

Net cash flows provided by (used in) investing activities	2,431	(2,536)	(7,663)	(642)	80
Financing activities
Issuance of preferred stock	19,169	—	23,763	—	—
Issuance of common stock	20	27	45	6	44
Payments under capital lease obligations	(200)	(323)	(413)	(92)	(188)
Payments on notes payable	—	—	(1,500)	—	—
Proceeds from notes payable	982	757	864	—	410
Prepaid offering costs	—	—	(430)	(51)	(182)

Net cash flows provided by (used in) financing activities	19,971	461	22,329	(137)	84

Increase (decrease) in cash and cash equivalents	16,143	(7,744)	(1,063)	(4,340)	(2,909)
Cash and cash equivalents at beginning of year	3,681	19,824	12,080	12,080	11,017

Cash and cash equivalents at end of year	$19,824	$12,080	$11,017	$7,740	$8,108

Supplemental disclosure of cash flow information
Interest paid	$70	$211	$232	$78	$57

Supplemental schedule of noncash investing and financing activities
Shares tendered from stockholders for repayment of the principal and accrued interest of stockholder notes	$—	$—	$514	$—	$—

Prepayment of convertible term loan principal and accrued interest with option fee offset	$—	$2,035	$—	$—	$—

Preferred stock warrant issued in connection with equipment loan	$37	$22	$—	$—	$—

Deemed dividend-beneficial conversion feature for Series E preferred stock	$—	$—	$24,900	$—	$—

See accompanying notes.

METABASIS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the
three months ended March 31, 2003 and 2004 is unaudited)

1.     Organization and Summary of Significant Accounting Policies

  Organization and Business

        Metabasis Therapeutics, Inc. ("Metabasis" or the "Company") is a biopharmaceutical company focused on the discovery, development and commercialization of novel small molecule drugs principally to treat metabolic diseases linked to pathways in the liver and to treat liver diseases.

        Metabasis was incorporated in Delaware in April 1997 as a wholly owned subsidiary of Sicor Inc. ("Sicor"), which became an indirect wholly owned subsidiary of Teva Pharmaceutical Industries Limited in January 2004. In December 1997, the Board of Directors of Sicor approved the Asset and Liability Transfer Agreement, which transferred certain interests, rights, assets, and liabilities from Sicor to Metabasis in exchange for 10,000,000 shares of preferred stock in the Company.

        In June 1999, Sicor and the Company's Board of Directors approved the Master Agreement which authorized the purchase of an ownership interest in the Company by certain Company officers (the "Founders") and granted Sicor certain royalty rights, technology licenses and facility operating lease revisions.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Pro Forma Stockholders' Equity

        If an initial public offering contemplated by the prospectus is consummated under the terms presently anticipated, all shares of Convertible Preferred Stock outstanding at March 31, 2004 will automatically convert into 67,092,114 shares of common stock. The unaudited pro forma Convertible Preferred Stock and stockholders' equity at March 31, 2004 reflects the effects of the Convertible Preferred Stock conversion.

  Interim Financial Information

        The financial statements as of and for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be reported for the year ended December 31, 2004.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash and highly liquid instruments with original maturities of three months or less when purchased.

  Short-Term Investments Available-For-Sale

        Short-term investments are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

  Fair Value of Financial Instruments

        The carrying amount of cash and cash equivalents, short-term investments available-for-sale, accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

  Concentration of Credit Risks and Major Partners

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and short-term investments available-for-sale. The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position. To date, the Company has not experienced any impairment losses on its cash and cash equivalents or short-term investments available-for-sale.

        One collaborative partner individually accounted for 72%, 91%, 83%, 97% and 84% of total revenues during the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively (see Note 6).

  Property and Equipment

        Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method and depending on asset classification, over a period of three to five years. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

  Impairment of Long-Lived Assets

        The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as of the beginning of 2002. The adoption of this accounting standard did not have a material impact on the Company's operating results and financial position. The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There have been no indicators of impairment through March 31, 2004.

  Revenue Recognition

        The Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements and Emerging Issues Task Force ("EITF") Issue 00-21, Revenue Arrangements with Multiple Deliverables. SAB 101 and EITF Issue 00-21 provide guidance related to revenue recognition based on the interpretations and practices developed by the Securities and Exchange Commission. Many of the Company's revenues are primarily related to collaborations with pharmaceutical companies. Many of the Company's agreements contain multiple elements, including sponsored research funding, future milestone payments and royalties.

        Upfront, nonrefundable fees under the Company's collaborations and advance payments for sponsored research, which are in excess of amounts earned are classified as deferred revenue and are recognized as income over the period the related services are provided and may be deferred if the period of performance extends beyond an intervening balance sheet measurement date. Nonrefundable upfront fees, which do not require the Company's continuing involvement, or which do not contain future performance obligations, are recognized when received.

        Amounts received for sponsored research funding are recognized as revenues as the services are performed. These agreements are on a best-efforts basis and do not require scientific achievement as a performance obligation and provide for payment to be made when costs are incurred or the services are performed. All fees are nonrefundable.

        Revenue from milestones is recognized when earned, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) collaborator funding (if any) of the Company's performance obligations after the milestone achievement will continue at a level comparable to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized as revenue over the remaining minimum period of the Company's performance obligations under the agreement.

  Research and Development

        All costs of research and development, including those incurred in relation to the Company's collaborative agreements, are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, outside service providers, fees paid to consultants and materials used in clinical trials and research and development.

  Comprehensive Income or Loss

        SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income or loss, including net income or loss, be reported in the financial statements in the period in which they are recognized. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. The Company's other comprehensive income for December 31, 2001, 2002 and 2003 and March 31, 2004 consisted of unrealized gains and losses on available-for-sale securities and is reported in stockholders' equity.

  Stock-Based Compensation

        The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. In conjunction with the Company's initial public offering contemplated by this prospectus, the Company reviewed its historical exercise prices through March 31, 2004 and, as a result, revised the estimate of fair value for all stock options granted subsequent to June 30, 2002. With respect to these options granted, the Company has deferred stock compensation balances of $238,198, $4,862,357 and $4,784,755 at December 31, 2002 and 2003 and March 31, 2004, respectively, for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. The weighted average exercise price for the 4,717,744 options granted to the Company's employees and directors during July 2002 through March 2004 was $0.24. The weighted average revised fair value per share for the same period was $1.47. Deferred stock compensation is recognized and amortized on a straight-line basis over the vesting period of the related options, generally four years. Compensation expense related to stock options granted to the Company's employees and directors was $23,122, $504,260, $39,355 and $342,986 for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

        Options or stock awards issued to nonemployees have been valued in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services, and expensed over the period the services are provided. Deferred charges for options granted to non-employees are periodically remeasured as the options vest.

        The Company granted stock options to non-employees in 2001, 2002 and 2004 of 69,750, 10,000 and 6,000, respectively. There were no options granted to non-employees during 2003. Compensation expense related to the non-employee stock option grants was $6,017, $2,147 and $2,235 for the years ended December 31, 2001, 2002 and 2003. The compensation expense for the three months ended March 31, 2003 and 2004 was nominal. The options were valued using the Black-Scholes option valuation model with the following assumptions for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004: risk-free interest rates ranging from 3.44% to 6.50%; dividend yield of 0%; expected volatility of 70% and contractual term of 5 years.

        As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the minimum-value method. The minimum-value method was developed for use in estimating the fair value of the traded options that have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        The fair value of these options was estimated at the date of grant using the minimum-value method with the following weighted-average assumptions for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004: risk-free interest rate ranging from

2.27% to 6.58%; a dividend yield of 0% for all periods; and a weighted-average expected life of five years for all periods.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such stock options. The Company's pro forma information is as follows (in thousands):

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net loss applicable to common stockholders as reported	$(3,682)	$(12,797)	$(34,329)	$(3,364)	$(512)
Add: Stock-based employee compensation expense included in net loss	—	23	504	39	343
Deduct: Stock-based employee compensation expense determined under fair value method	(11)	(39)	(537)	(62)	(374)
Pro forma net loss applicable to common stockholders	$(3,693)	$(12,813)	$(34,362)	$(3,387)	$(543)

Basic and diluted net loss per share as reported	$(0.73)	$(1.67)	$(3.92)	$(0.36)	$(0.06)
Pro forma basic and diluted net loss per share	$(0.73)	$(1.67)	$(3.93)	$(0.36)	$(0.07)

        In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123. This statement amends SFAS No. 123 to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. The statement requires that companies having a year-end after December 15, 2002, follow the prescribed format and provide additional disclosures in their financial statements. The Company has followed the prescribed format. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company's financial statements.

  Net Loss Per Share

        The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SAB No. 98. Basic earnings per share ("EPS") is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common shares equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, Convertible Preferred Stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

        The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share represent the weighted average common shares outstanding reduced by the weighted average unvested common shares subject to repurchase, and gives the effect to the conversion of the convertible preferred stock into shares of common stock as if converted at the date of original issuance.

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Historical:
Numerator (in thousands):
Net loss	$(3,682)	$(12,797)	$(9,429)	$(3,364)	$(512)
Deemed dividend-beneficial conversion feature for Series E preferred stock	—	—	(24,900)	—	—

Net loss applicable to common stockholders	(3,682)	(12,797)	(34,329)	(3,364)	(512)

Denominator:
Weighted average common shares	10,144,849	10,300,407	10,518,610	10,384,015	10,875,894
Weighted average unvested common shares subject to repurchase	(5,104,677)	(2,615,912)	(1,770,069)	(1,045,754)	(2,546,709)

Denominator for basic and diluted earnings per share	5,040,172	7,684,495	8,748,541	9,338,261	8,329,185

Basic and diluted net loss per share	$(0.73)	$(1.67)	$(3.92)	$(0.36)	$(0.06)

Pro forma:
Pro forma net loss (in thousands)			$(34,329)		$(512)

Pro forma basic and diluted net loss per share			$(0.62)		$(0.01)

Shares used above			8,748,541		8,329,185
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			47,065,368		67,092,114

Pro forma shares used to compute basic and diluted net loss per share			55,813,909		75,421,299

Historical outstanding antidilutive securities not included in diluted net loss per share calculation*:
Preferred stock	39,599,643	39,599,643	63,631,738	39,599,643	63,631,738
Common stock subject to repurchase	3,958,729	1,465,439	2,654,182	835,911	2,518,617
Options to purchase common stock	1,818,651	3,070,405	5,781,637	3,551,094	5,631,221
Warrants	7,985,450	8,016,116	8,016,116	8,016,116	8,016,116

	53,362,473	52,151,603	80,083,673	52,002,764	79,797,692

*
Represents the historical amount of the securities and not the common stock equivalent number of shares.

  New Accounting Pronouncements

        In November 2002, the FASB's Emerging Issues Task Force finalized its tentative consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue 00-21 did not have an impact on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

2.     Short-Term Investments Available-For-Sale

        The following is a summary of short-term investments classified as available-for-sale securities at December 31, 2002 and 2003 and March 31, 2004 (in thousands):

	December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt securities	$7,481	$1	$—	$7,482

Total securities	$7,481	$1	$—	$7,482

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government securities	$8,583	$—	$(1)	$8,582
Corporate debt securities	5,663	—	(5)	5,658

Total securities	$14,246	$—	$(6)	$14,240

	March 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government securities	$8,023	$—	$—	$8,023
Corporate debt securities	5,780	—	(1)	5,779

Total securities	$13,803	$—	$(1)	$13,802

        Gross realized gains and losses on available-for-sale securities were immaterial during the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004.

        All available-for-sale securities have a contractual maturity at March 31, 2004, of one year or less.

3.     Property and Equipment

        Property and equipment consisted of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
Laboratory equipment	$4,555	$5,357	$5,717
Computers and electronics	1,936	2,013	2,016
Office furniture and fixtures	633	633	633
Leasehold improvements	143	144	144
Construction in progress	—	—	—

	7,267	8,147	8,510
Less: accumulated depreciation and amortization	(5,874)	(6,420)	(6,574)

	$1,393	$1,727	$1,936

        Depreciation and amortization expenses which include assets held under capital leases were $352,766, $424,243, $563,614, $122,066 and $153,987 for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively. Assets held under capital leases were approximately $1,909,000, $2,657,000 and $3,186,000 at December 31, 2002 and 2003 and March 31, 2004, respectively. The related accumulated amortization was approximately $635,000, $1,123,000 and $1,236,000 at December 31, 2002 and 2003 and March 31, 2004, respectively.

4.     Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
Accrued employee benefits	$699	$905	$890
Bonus accrual	365	554	710
Accrued legal and patent fees	51	431	244
Accrued development expenses	326	346	391
Other accrued liabilities	129	266	273

	$1,570	$2,502	$2,508

5.     Notes Payable

        In January 2000, the Company received its first advance of $2.0 million in the form of a five-year convertible note under the June 1999 Convertible Term Loan Agreement (the "Loan Agreement") with Sankyo Company, Ltd. ("Sankyo"). The second advance for $1.0 million was made in March 2000. The interest rate for each advance was tied to the Chase Manhattan announced prime rate over the term of the loan (9.5% to 4.0%). Interest was compounded quarterly in arrears and was payable quarterly commencing on June 30, 2002. In October 2002, the Company entered into an exclusive option agreement (the "Option Agreement") with Sankyo which granted Sankyo certain rights to back-up compounds and the first right to negotiate a new collaborative research, development and commercialization agreement for next generation compounds to treat diabetes (see Note 6). Under the terms of the Option Agreement, Sankyo elected to offset approximately $2,035,000 of an $8,500,000 nonrefundable option fee due to the Company against the cumulative principal and interest balances owed to it under the Loan Agreement. The aggregate principal amount outstanding and all interest accrued under the second advance was paid in full. All but $1.5 million in principal and all interest outstanding under the first advance was paid in full.

        During the term of the loan Sankyo had the option to convert the then outstanding principal and accrued interest into Series B Convertible Preferred Stock ("Series B Preferred") at a conversion price of $1.50 per share, subject to adjustment under certain conditions. In October 2003, the Company notified Sankyo that it intended to prepay in full the outstanding principal and accrued interest of $1,505,167 under the Loan Agreement. In turn, Sankyo notified the Company that it had decided not to convert all or any portion of such amounts into Series B Preferred, and advised the Company that it should tender payment of such amounts on October 31, 2003. The Company tendered payment of such amounts on October 29, 2003 and has removed from its fully-diluted capitalization table the shares of Series B Preferred, and the shares of Common Stock issuable upon conversion thereof, previously reserved for issuance upon conversion of amounts owing under the Loan Agreement.

6.     Collaborative Research and Development Agreements

  Sankyo

        In April 1997, the Company established a three-year research, development and commercialization agreement with Sankyo to develop novel FBPase inhibitors for the treatment of diabetes. In February 2000 and March 2001, the discovery research portion of the collaboration was extended to an additional year of funding at $3.5 million before ending as scheduled in April 2002. The revenue was recognized in each year as the services were performed. Sankyo retained rights to select compounds discovered during the research discovery period and is responsible for funding any clinical development compound or compounds selected for development. Sankyo selected CS-917 as a clinical candidate in 1999, initiated Phase I clinical trials in July 2001 and has now moved CS-917 into Phase II clinical trials.

        The Company will continue to receive certain payments upon the achievement of specified milestones under the development portion of the collaboration. As of March 31, 2004, the Company has achieved three developmental milestones triggering a total of $6.5 million in payments from Sankyo. The first milestone was earned in 1998. The second milestone was earned in July 2001 and was entirely offset by a $2.0 million pre-payment made by Sankyo in June 1999. The third milestone was earned in March 2004. If all clinical and regulatory milestones are achieved, and including $20.25 million in license fees and sponsored research payments received to date under the agreement, and the $7.25 million investment in Series A Preferred and the $8.5 million option fee referred to below, we may be entitled to payments which total up to $54.5 million.

        Assuming a compound is successfully developed and commercialized, the Company would receive royalties on net sales. Sankyo will have exclusive, worldwide commercialization rights to those products selected for development and subsequently licensed. The Company would also have co-promotion rights in North America to any commercialized product, on terms to be negotiated.

        In December 1997, Sankyo made an equity investment of $7,250,000 in exchange for 851,939 shares of the Company's Series A Convertible Preferred Stock ("Series A Preferred"). The shares can be exchanged for common shares of Sicor ratably over a five-year period beginning in January 2001. The exchange rate would be calculated using a defined formula that is affected by the then current fair value of Sicor shares. In February 2001, 2002, 2003 and again in 2004, Sankyo exercised its right to exchange with Sicor one fifth of its Series A Preferred in Metabasis for common shares of Sicor.

        In October 2002, the Company entered into the Option Agreement with Sankyo which granted Sankyo certain rights to back-up compounds and the first right to negotiate a new collaborative research, development and commercialization agreement for next generation compounds to treat diabetes. In exchange for granting Sankyo these rights, the Company received a nonrefundable $8.5 million option fee subject to a 25% credit against future milestone payments payable to the Company assuming a new collaborative agreement. At December 31, 2002, $5,508,731 was recorded as deferred revenue of which $3,946,429 was recorded as noncurrent deferred revenue. The Company amortized the option fee net of the $2,125,000 credit over the period of the Option Agreement.

        The term of the option period commenced with the execution of the Option Agreement and ended 90 days after dosing the last patient in a 14-day Phase IIA clinical study. In August 2003, Sankyo chose not to exercise its option to negotiate a new agreement for the discovery, development, and licensing of second generation gluconeogenesis inhibitors. As a result, the Company recognized all remaining deferred revenue associated with the option fee in August 2003 and the Company may now develop these compounds on its own or in collaboration with another company. The Company recognized $910,714 and $7,589,286 of the option fee as license fee revenue for the years ended December 31, 2002 and 2003, respectively.

  Valeant Pharmaceuticals International

        In October 2001, the Company entered into a development and license agreement with Valeant Pharmaceuticals International ("Valeant") for the development and commercialization of remofovir for the treatment of hepatitis type B. This agreement was assigned in March 2002 to Ribapharm Inc. ("Ribapharm"), which was then a wholly owned subsidiary of Valeant. In April 2002, Valeant completed the sale, through an initial public offering, of approximately 20% of Ribapharm's common stock. In August 2003, Valeant reacquired these shares through a tender offer. Under the agreement, Valeant was granted exclusive worldwide rights to develop and commercialize remofovir. The agreement also included an initial nonrefundable license fee of $2.0 million, $1.0 million of which was paid on the closing date. The remaining $1.0 million was paid in 2002. The Company recognized the $2.0 million license fee in 2001 as there were no future performance obligations required under the agreement. Valeant is solely responsible for conducting and funding all development work. The Company will continue to receive certain payments upon Valeant's achievement of specified development, regulatory and commercial milestones and to receive royalties on any product sales that result from the collaboration. If all development, regulatory and commercial milestones are achieved, and including the $2.0 million license fee, the Company may be entitled to payments which total up to $20.0 million, plus royalties. As of March 31, 2004, the Company had achieved a development milestone and received a related milestone payment of $1.0 million. In the third quarter of 2002,

Valeant initiated human clinical trials of remofovir. Remofovir is currently being tested in patients with the disease.

  Merck

        In December 2003, the Company entered into a collaboration agreement with Merck & Co., Inc. ("Merck") to apply the Company's HepDirect technology to certain Merck lead compounds with the goal of improving safety and efficacy of these compounds for the treatment of hepatitis type C. The research term will be for one year, subject to renewal for one additional year at Merck's option. As part of this collaboration, Merck paid an initial non-refundable license fee of $500,000 in January 2004, agreed to pay $3,000,000 within one year should Merck exercise a right to exclusivity and will provide research support funding of $1,375,000 during the first year of the research term. Merck will also pay milestones if specified development and regulatory events occur and pay royalties on product sales that result from this collaboration. If all milestones are achieved, and including the $500,000 license fee, the $1,375,000 in research support and the exercise of the $3,000,000 exclusivity fee and an additional exclusive option, the Company may be entitled to payments which total up to $106,750,000, plus royalties. Merck is solely responsible for conducting and funding all development work for compounds resulting from this collaboration. In addition, for a defined period of time, Merck has an exclusive option to obtain a license to develop and commercialize candidate-stage compounds from our internal program to discover novel antiviral compounds to treat hepatitis C.

7.     Commitments

        The Company leases its office and research facilities and certain laboratory and electronic equipment under operating and capital lease agreements. The facility lease, under a sublease agreement with Sicor which expires in September 2005, provides for annual 3.5% rent increases over the term of the lease beginning in January 2002. The difference between the straight-line expense over the term of the lease and actual amounts paid are recorded as deferred rent. Included in other assets at December 31, 2002 and 2003 and March 31, 2004, was approximately $99,000 deposited under this agreement. Rent expense was approximately $1,259,000 for each of the years ended December 31, 2001, 2002 and 2003 and approximately $315,000 for each of the three months ended March 31, 2003 and 2004.

        In 2001, the Company entered into a $650,000 equipment loan agreement with a financing company. This agreement was subsequently amended to increase the loan amount to $2,125,000. The proceeds were to be used to finance laboratory equipment, computer and electronic equipment, tenant improvements and furniture. The Company made drawdowns of approximately $1,739,000 before the amended equipment loan agreement ended on December 31, 2002. The equipment loan was collateralized by the related equipment acquired with the loan. Each drawdown had a payment term of 48 months with the interest rate being fixed at the funding date of each drawdown (9.58% to 12.05%).

        In connection with the initial equipment loan and first amendment, warrants to purchase up to 53,938 shares of Series C Convertible Preferred Stock ("Series C Preferred") at $1.25 per share were issued, of which 45,000 shares are exercisable at any time through the earlier of seven years after issuance or three years after the closing of the Company's initial public offering. The remaining warrant to purchase 8,938 shares of Series C Preferred is exercisable at any time through the earlier of

December 31, 2007 or the consummation of an initial public offering that raises at least $25 million at a price of at least $3.00 per share.

        In conjunction with the second loan agreement amendment, the Company issued warrants to purchase 30,666 shares of Series D Convertible Preferred Stock ("Series D Preferred"). The warrants have an exercise price of $1.50 per share and are exercisable at any time through the earlier of seven years after issuance or three years after the closing of the Company's initial public offering.

        The warrants issued by the Company in connection with the equipment loan and related amendments were accounted for under APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants and EITF Issue 96-18, which requires the warrants to be recorded at their fair value. The fair value of the warrants was accounted for under SFAS 123 using the Black Scholes Valuation Model. The warrants were valued at $59,000 using the following assumptions: risk-free interest rates of 4.59% to 4.97%, respectively; dividend yield of 0%; expected volatility of 70%; and a term of 1.7 to 5 years. The fair market value was recorded as a discount on the equipment loan and is being amortized to interest expense over the term of the equipment loan. The unamortized discount was $38,000, $24,000 and $20,000 at December 31, 2002 and 2003 and March 31, 2004.

        In August 2003, the Company entered into a $1,350,000 equipment loan agreement with a financing company. The proceeds will be used to finance lab equipment, computer and electronic equipment and furniture. The loan is collateralized by the related equipment acquired with the loan. As of March 31, 2004 the Company has drawn approximately $1,282,000 under the equipment loan agreement. Each drawdown has a payment term of 48 months with the interest rate being fixed at the funding date of each drawdown (10.13% to 10.40%).

        Future minimum rental payments under capital and operating leases as of December 31, 2003, are as follows (in thousands):

	Capital leases	Operating leases
2004	$793	$1,338
2005	696	915
2006	453	—
2007	209	—
2008	11	—
Thereafter	—	—

Total minimum lease payments, excluding discount	2,162	$2,253

Less amount representing interest	318

Present value of net minimum payments	1,844
Less current portion, excluding discount of $15	626

Long-term obligation under capital leases, excluding discount of $9	$1,218

8.     Stockholders' Equity

  Convertible Preferred Stock

        In October 2003, the Company sold 23,942,311 shares of Series E Convertible Preferred Stock ("Series E Preferred") at a purchase price of $1.04 per share for total proceeds of $24,900,003, before deduction of $1,137,187 of offering costs. The Company also issued to a placement agent 89,784 shares of Series E Preferred that will convert into 89,784 shares of common stock upon the completion of the initial public offering contemplated by this prospectus.

        The authorized, issued and outstanding shares of Convertible Preferred Stock by series at December 31, 2003 and March 31, 2004 are as follows:

	Date Issued	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preferences	Shares As If Converted
Subordinated	December 1997	10,000,000	10,000,000	$10,000,000	10,000,000
Series A	December 1997	851,939	851,939	6,040,247	3,555,177
Series B	—	3,000,000	—	—	—
Series C	July 2000	17,533,154	13,009,999	13,009,999	13,009,999
Series D	October 2001	19,230,666	15,737,705	19,200,000	16,494,843
Series E	October 2003	24,150,000	24,032,095	24,993,379	24,032,095

		74,765,759	63,631,738	$73,243,625	67,092,114

        Dividends are payable whenever funds are legally available, and when and if declared by the Board of Directors. As of March 31, 2004, no dividends have been declared.

        The holders of shares of Convertible Preferred Stock shall be entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of 8% of the original issue price per share per annum on each outstanding share of preferred stock, payable quarterly when and if declared by the Board of Directors.

  Liquidation Preference

        In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B, C, D and E Preferred are entitled to receive, before any amount shall be paid to holders of common stock, Series A Preferred and Subordinated Convertible Preferred Stock ("Subordinated Preferred") or other junior equity security by reason of their ownership thereof, an amount equal to $1.50, $1.00, $1.22 and $1.04 for each outstanding share of Series B, C, D and E Preferred, respectively and an amount equal to all declared and unpaid dividends on each share.

        Upon completion of the distribution to Series B, C, D and E Preferred stockholders, the holders of Series A Preferred shall be entitled to receive, before any amount shall be paid to holders of common stock and Subordinated Preferred or other junior equity security by reason of their ownership thereof, an amount equal to $7.09 for each outstanding share of Series A Preferred and an amount equal to all declared and unpaid dividends on each share. Upon completion of the distribution to Series A Preferred stockholders, the holders of Subordinated Preferred shall be entitled to receive, before any amount shall be paid to holders of common stock or other junior equity security by reason of their ownership thereof, an amount equal to $1.00 for each outstanding share of Subordinated Preferred and an amount equal to all declared and unpaid dividends on each share.

        Upon completion of the distributions to the Series A, B, C, D, E and Subordinated Preferred stockholders, the remaining assets of the Company shall be distributed among the holders of Series A, B, C, D, E and Subordinated Preferred and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Convertible Preferred Stock), provided that the holders of Convertible Preferred Stock shall not receive more than 300% of their original issue price as defined in the Certificate of Incorporation.

  Conversion

        The Series A, B, C, D, E and Subordinated Preferred are convertible, at the option of the holder, at any time, into such number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect for such series. The conversion price per share in effect as of March 31, 2004 for shares of Series A, B, C, D, E and Subordinated Preferred is $2.012, $1.50, $1.00, $1.22, $1.04 and $1.00, respectively; provided, however, that the conversion price for shares of such series of Convertible Preferred Stock shall be subject to adjustment.

        The Series A, B, C, D, E and Subordinated Preferred will convert automatically at their respective conversion prices upon (i) the closing of a firm commitment underwritten public offering of the Company's common stock that results in gross offering proceeds to the Company of at least $25 million at a price of not less than $2.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) ("Qualified IPO"), or (ii) upon the approval of holders of at least a majority of the outstanding shares of Series A, B, C, D, E and Subordinated Preferred, voting together as a single class.

        The conversion price in effect for the Series E Preferred will be adjusted downward by $0.53 (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) in the event the Company has not consummated a Qualified IPO before the earlier of (i) the date 18 months following the Series E closing date; however, if the Company has initiated an investment bank sponsored "road show" with respect to an initial public offering during such 18-month period, this changes to 20 months following the Series E closing date; or (ii) the date the Company issues Convertible Preferred Stock to one or more financial investors following the Series E closing date (excluding acquisitions, strategic alliances or other commercial transactions approved by the Company's Board of Directors); (iii) the date the Company is acquired in a transaction where the consideration received is less than $2.00 per share of common stock (assuming exercise and/or conversion into common stock of all then outstanding options, warrants or convertible securities) (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations); or (iv) the Company's Board of Directors approves a resolution effecting the conversion price adjustment downward.

  Series E Preferred Stock Deemed Dividend

        The Series E Preferred financing, which closed in October 2003, involved the sale of preferred stock at a price per share below the anticipated initial public offering price contemplated by this prospectus. Accordingly, pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company recorded a deemed dividend on the Series E Preferred of

$24.9 million, which is the difference in the gross proceeds from the Series E Preferred offering and the underlying value of the conversion shares (adjusted for a conversion price adjustment feature and limited to the proceeds allocated to the convertible instrument). The $24.9 million deemed dividend has been entirely recognized as an adjustment to net loss applicable to common stockholders since the preferred stock is convertible, at any time, at the option of the holder. In accordance with EIFT 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company calculated the deemed dividend of $24.9 million using the most favorable conversion price of $0.513 per conversion share. The aggregate fair value of the conversion shares based on the estimated fair value of the common stock on the date the preferred stock was issued and the adjusted conversion price would result in a benefit of $72.2 million or a benefit of $23.3 million using the unadjusted conversion price. The actual aggregate benefit to the holders could be more or less than these amounts.

  Voting

        In all matters, the holder of each share of Series A, B, C, D, E and Subordinated Preferred shall have the right to one vote for each share of common stock into which such shares of preferred stock could be converted.

  Warrants

        In conjunction with the Series C Preferred offering, the Company sold warrants to the Series C investors to purchase 4,469,217 shares of Series C Preferred at a purchase price of $0.01 per warrant resulting in proceeds of approximately $45,000. The stock purchase warrants have an exercise price of $1.00 per share and shall terminate the earlier of December 31, 2007, or after the consummation of an initial public offering which raises at least $25 million at a price of at least $3.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations).

        In conjunction with the Series D Preferred offering, the Company sold warrants to the Series D investors to purchase 3,462,295 shares of Series D Preferred at a purchase price of $0.01 per warrant resulting in proceeds of approximately $35,000. The stock purchase warrants have an exercise price of $1.50 per share and can be exercised until the earlier of October 18, 2008, or after the Company's common stock trades on a securities exchange or the Nasdaq National Market and the average closing price of such common stock over any consecutive 20-trading day period equals or exceeds $4.50 (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations).

        Additional warrants were issued in connection with the issuance of the equipment loans (see Note 7).

        Through March 31, 2004, none of the above issued warrants have been exercised.

  Stock Option Plans

        The Company has authorized 7,957,471 shares of its common stock for issuance upon exercise of options or restricted stock granted under the 2001 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of stock options and restricted stock to officers, directors, and employees of, and consultants and advisors to, the Company. Options under the Plan may be designated as incentive stock options or nonstatutory stock options, generally vest over four years and expire ten years from the date of grant. In addition, incentive stock options may not be granted at prices less than 100% of the fair value on the date of grant. The Plan allows for early exercise of options. The number of vested options available for exercise as of December 31, 2003 and March 31, 2004 was 1,614,706 and 1,543,663, respectively.

        The weighted-average remaining contractual life of the options outstanding at December 31, 2003 and March 31, 2004, was approximately 8.6 for both years. The estimated weighted average fair value of stock options granted during 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was $0.09, $0.12, $1.66, $0.96 and $1.79, respectively.

        At December 31, 2003 and March 31, 2004, respectively, a total of 1,409,055 and 1,260,793 shares of common stock remained available for issuance under the Plan.

        The following table summarizes stock option activity as follows:

	Shares	Exercise price	Weighted-average exercise price
Outstanding at December 31, 2000	1,361,626	$0.05 - $0.50	$0.15
Granted	661,407	$0.05 - $0.24	$0.20
Exercised	(109,909)	$0.05 - $0.50	$0.18
Canceled	(94,473)	$0.05 - $0.50	$0.11

Outstanding at December 31, 2001	1,818,651	$0.05 - $0.50	$0.17
Granted	1,460,473	$0.20 - $0.24	$0.24
Exercised	(159,835)	$0.05 - $0.50	$0.17
Canceled	(48,884)	$0.05 - $0.50	$0.16

Outstanding at December 31, 2002	3,070,405	$0.05 - $0.50	$0.20
Granted	3,280,885	$0.24 - $0.24	$0.24
Exercised	(402,234)	$0.05 - $0.50	$0.11
Canceled	(167,419)	$0.20 - $0.50	$0.25

Outstanding at December 31, 2003	5,781,637	$0.05 - $0.50	$0.23
Granted	156,786	$0.24 - $0.24	$0.24
Exercised	(298,678)	$0.05 - $0.50	$0.15
Canceled	(8,524)	$0.20 - $0.24	$0.23

Outstanding at March 31, 2004	5,631,221	$0.05 - $0.50	$0.23

        At December 31, 2002 and March 31, 2004, respectively, there were 6,960 and 49,607 shares of common stock issued pursuant to option exercises subject to repurchase by the Company. There were no shares of common stock issued pursuant to option exercises subject to repurchase by the Company at December 31, 2001 and 2003.

  Shares Reserved For Future Issuance

        The following shares of common stock are reserved for future issuance:

	December 31, 2003	March 31, 2004
Conversion of Subordinated Preferred	10,000,000	10,000,000
Conversion of Series A Preferred	3,555,177	3,555,177
Conversion of Series C Preferred	13,009,999	13,009,999
Conversion of Series D Preferred	16,494,843	16,494,843
Conversion of Series E Preferred	24,032,095	24,032,095
Warrants to purchase Series C Preferred	4,523,155	4,523,155
Warrants to purchase Series D Preferred	3,661,005	3,661,005
Common stock options:
Granted and outstanding	5,781,637	5,631,221
Reserved for future issuance	1,409,055	1,260,793

	82,466,966	82,168,288

9.     Income Taxes

        Significant components of the Company's deferred tax assets as of December 31, 2002 and 2003 are shown below (in thousands). A valuation allowance of $11,850,000 and $16,488,000 has been established at December 31, 2002 and 2003, respectively, to offset the net deferred tax assets as realization is uncertain.

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$6,826	$13,564
Research and development credits	1,702	2,603
Deferred revenue	3,110	187
Other, net	212	403

Total deferred tax assets	11,850	16,757
Deferred tax liabilities:
Deferred compensation	—	(269)

Total deferred tax liabilities	—	(269)

Valuation allowance for deferred tax assets	(11,850)	(16,488)

Net deferred assets	$—	$—

        At December 31, 2003, the Company had federal and California net operating loss carryforwards of $33,244,000 and $33,535,000, respectively, which will begin to expire in 2020 and 2008, respectively, unless previously utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $1,622,000 and $1,353,000, respectively. The federal research and development tax credit carryforwards will begin expiring in 2020 unless previously utilized and the state credits are not subject to expiration.

        Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss and credit carryforwards may be limited since cumulative changes in ownership of more than 50% have occurred within a three-year period. However, the Company does not believe such limitations will have a material impact on the utilization of these carryforwards.

10.   Related Party

        In June 1999 as part of the Master Agreement, the Company agreed to pay Sicor a 2% royalty on sales of products that would infringe on one of the Company's patents, patent applications, discoveries or inventions in existence as of the Company's restructuring, and 10% on any royalties the Company receives from licenses of these patents, patent applications, discoveries or inventions. The Company also agreed to pay Sicor a 1% royalty on sales of products that use, contain or are based on the Company's trade secrets, know-how and other proprietary rights in existence as of the Company's restructuring that are not covered by the 2% royalty, and 5% of any royalties the Company receives from licenses of these trade secrets, know-how and other proprietary rights that are not covered by the 10% royalty. Some or all of the Company's current product candidates and drug compounds from our research programs may be subject to these royalty provisions.

        At the same time, the Company entered into a license agreement with Sicor, under which Sicor was granted an exclusive, royalty-free license to specified patents, patent applications, know-how and other proprietary rights relating to adenosine kinase inhibitors, and agreed to pay Sicor a 4% royalty on net sales of products that use, contain or are based on the licensed proprietary rights. Royalties are payable for the term of any valid patent right of these products. In addition, the Company and Sicor mutually agreed to pay each other 50% of any royalties received by either of us from licenses or sublicenses of these proprietary rights to third parties. The license agreement terminates upon the last to expire of the licensed patent rights. None of the Company's current product candidates or drug compounds from our research programs use these proprietary rights or are subject to these royalty provisions.

        In June 1999, the Company extended $425,050 in full recourse promissory notes (the "Notes") to the Founders related to the purchase of an aggregate of 10,001,000 shares of the Company's common stock (the "Shares"). The Notes bear an interest rate of 5.22% per annum. The entire principal balance of the Notes, together with all accrued and unpaid interest, was due on June 30, 2003. The Shares, which are held by the Company as security for the Founders' obligations under the Notes, were subject to monthly vesting over four years (with a one-year "cliff"), expiring in June 2003. The vesting of the Shares was subject to acceleration upon a change of control followed by either an involuntary termination without cause or a voluntary termination for good reason.

        In 2003, the Board of Directors authorized a transaction, effective June 30, 2003, calling for the Founders to agree to tender 2,962,801 shares of their previously vested common stock and subject them to a new monthly vesting schedule over a four-year period commencing on June 30, 2003. This transaction was entered into as repayment for outstanding principal and accrued interest on the Notes of $513,800 and related taxes paid on their behalf by the Company. The amount of shares tendered was based upon the then fair value for the common stock as determined by the Board of Directors. The

Company recorded $711,072 of deferred compensation at June 30, 2003, to be amortized over the four-year vesting period of the underlying common stock. The amortization of deferred compensation will be $88,884, $177,768, $177,768, $177,768 and $88,884 for the periods ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively. As of March 31, 2004, the unvested balance of shares subject to repurchase by the Company was 370,017, 979,455 and 1,057,814 held by Mr. Beck and Drs. Erion and Laikind, respectively.

        In 2000, 2001 and 2002, the Company made advances of $50,000, one each year, to three employees of the Company. Each advance has a term of four years and bears an annual interest rate of 5.87%, 4.94% and 3.46% for 2000, 2001 and 2002, respectively.

11.   Employee Benefit Plan

        The Company established a defined contribution employee retirement plan (the "401(k) Plan") effective January 1, 1999, conforming to Section 401(k) of the Internal Revenue Code ("IRC"). All full-time employees (as defined in the 401(k) Plan) may elect to have a portion of their salary deducted and contributed to the 401(k) Plan up to the maximum allowable limitations of the IRC, which may be matched by the Company in an amount determined by the Board of Directors. No such Company matching contributions have been approved or made since the inception of the 401(k) Plan.

12.   Subsequent Events

  Valeant

        In April 2004, the Company earned $1.0 million for the achievement of the second developmental milestone under its collaboration agreement with Valeant.

We are developing remofovir mesylate, a product candidate for the treatment of hepatitis B, together with Valeant. Remofovir uses our HepDirect technology to target adefovir, a proven anti-viral compound, directly to the liver. The marketed anti-viral drug Hepsera also delivers adefovir but throughout the body, rather than specifically to the liver. We believe the risk of kidney toxicity limits the dose at which Hepsera can be given.

In a pre-clinical study, we gave oral doses of remofovir and Hepsera separately to rats. We included a radioactive marker with the drugs. Four hours later, we analyzed the radioactivity of the rats to determine how adefovir was distributed in their bodies. As shown in the graphic below, a rat given remofovir had high levels of adefovir in the liver, while a rat given Hepsera had high levels of adefovir in the kidney.

HIGH
LOW
Hepsera
Liver
Kidney
Remofovir

Please see page 56 of this prospectus for additional information regarding the pre-clinical study described above.

Neither remofovir nor any of our other product candidates has received regulatory approval in the U.S. or in foreign countries.

                         Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Deutsche Bank Securities

Thomas Weisel Partners LLC

Legg Mason Wood Walker Incorporated

                              , 2004

Until                              , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be Paid
SEC registration fee	$10,928
NASD filing fee	9,125
Nasdaq National Market filing fee	100,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	225,000
Legal fees and expenses	600,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous expenses	30,000

Total	$1,410,053

Item 14. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

  •
  for any transaction from which the director derives an improper personal benefit,

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  for improper payment of dividends or redemptions of shares, or

  •
  for any breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Metabasis or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

        We have entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.1
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.2
Amended and Restated Investors' Rights Agreement dated October 28, 2003 between the Registrant and certain of its stockholders	4.11
Form of Indemnity Agreement	10.1

Item 15. Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all securities sold by us since our incorporation in April 1997. All share amounts have been retroactively adjusted to give effect to a 1-for-    reverse stock split of our common stock to be effected before the completion of this offering.

  (1)
  In April 1997, we issued and sold an aggregate of 1,000 shares of common stock to Gensia Sicor Inc., now called Sicor Inc., for aggregate consideration of $10.

  (2)
  In December 1997, we issued and sold an aggregate of 10,000,000 shares of subordinated preferred stock to Sicor Inc. for aggregate consideration of $70.9 million. Upon completion of this offering, these shares will convert into 10,000,000 shares of common stock.

  (3)
  In December 1997, we issued and sold an aggregate of 851,939 shares of Series A preferred stock to Sankyo Company, Ltd. for aggregate consideration of $7.25 million. Upon completion of this offering, these shares will convert into 3,555,177 shares of common stock.

  (4)
  In June 1999, we issued and sold an aggregate of 10,001,000 shares of common stock to John W. Beck, Mark D. Erion and Paul K. Laikind for aggregate consideration of $500,050.

  (5)
  In June 1999, we entered into a convertible term loan agreement with Sankyo Company, Ltd., under which Sankyo agreed to loan us up to $3 million, which together with accrued interest is convertible into shares of Series B preferred stock at a conversion price of $1.50 per share. This convertible term loan was repaid in its entirety in October 2003.

  (6)
  In July 2000, we issued and sold an aggregate of 12,999,999 shares of Series C preferred stock to institutional and accredited investors for aggregate consideration of $13 million. Upon completion of this offering, these shares will convert into 12,999,999 shares of common stock. We simultaneously issued and sold warrants to purchase an aggregate of 4,469,217 shares of Series C preferred stock having an exercise price of $1.00 per share to the same investors for aggregate consideration of $44,692. Upon completion of this offering, these warrants will convert into warrants to purchase 4,469,217 shares of common stock having an exercise price of $1.00 per share.

  (7)
  In January 2001, we issued and sold an aggregate of 10,000 shares of Series C preferred stock to The Trout Group, LLC for aggregate consideration of $10,000. Upon completion of this offering, these shares will convert into 10,000 shares of common stock.

  (8)
  In February 2001, we issued two warrants to purchase an aggregate of 34,938 shares of Series C preferred stock, each having an exercise price of $1.25 per share, to GATX Ventures, Inc. as partial consideration for lending services. These warrants had an aggregate fair value of $23,701, using the Black-Scholes valuation model. Upon completion of this offering, these warrants will convert into warrants to purchase 34,938 shares of common stock, each having an exercise price of $1.25 per share.

  (9)
  In July 2001, we issued a warrant to purchase an aggregate of 19,000 shares of Series C preferred stock having an exercise price of $1.25 per share to GATX Ventures, Inc. as partial consideration for lending services. This warrant had a fair value of $13,680, using the Black Scholes valuation model. Upon completion of this offering, this warrant will convert into a warrant to purchase 19,000 shares of common stock having an exercise price of $1.25 per share.

  (10)
  In October 2001, we issued and sold an aggregate of 15,737,705 shares of Series D preferred stock to institutional and accredited investors for aggregate consideration of $19.2 million. Upon completion of this offering, these shares will convert into 16,494,843 shares of common stock. We simultaneously issued and sold warrants to purchase an aggregate of 3,462,295 shares of Series D preferred stock having an exercise price of $1.50 per share to the same investors, for aggregate consideration of $34,623. Upon completion of this offering, these warrants will convert into warrants to purchase 3,628,865 shares of common stock having an exercise price of $1.43 per share.

  (11)
  In April 2002, we issued a warrant to purchase an aggregate of 30,666 shares of Series D preferred stock having an exercise price of $1.50 per share to GATX Ventures, Inc. as partial consideration for lending services. This warrant had a fair value of $21,466, using the Black Scholes valuation model. Upon completion of this offering, this warrant will convert into a warrant to purchase 32,140 shares of common stock having an exercise price of $1.43 per share.

  (12)
  In June 2003, we entered into a transaction whereby Mr. Beck and Drs. Erion and Laikind tendered 455,403, 1,205,478 and 1,301,920 shares, respectively, of their previously vested common stock to us in part as repayment for outstanding principal and interest on loans we made to them in June 1999. As part of the June 2003 transaction, we reissued to Mr. Beck and Drs. Erion and Laikind, for no additional consideration, unvested shares of common stock in the respective amounts listed in the preceding sentence.

  (13)
  In October 2003, we issued and sold an aggregate of 24,032,095 shares of Series E preferred stock to institutional and accredited investors for aggregate consideration of $25 million, including 89,784 shares issued as partial consideration for exclusive placement agent services. Upon completion of this offering, these shares will convert into 24,032,095 shares of common stock.

  (14)
  Since our inception through March 31, 2004, we have granted options under our amended and restated 2001 equity incentive plan to purchase 6,696,678 shares of common stock (net of expirations and cancellations) to employees, directors and consultants, having exercise prices ranging from $0.05 to $0.50 per share. Of these, options to purchase 1,065,457 shares of common stock have been exercised for aggregate consideration of $179,849, at exercise prices ranging from $0.05 to $0.50 per share.

        The offers, sales, and issuances of the securities described in paragraphs (1), (4), (5), (6), (7), (8), (9), (11) and (12) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales, and issuances of the securities described in paragraphs (2), (3), (10) and (13) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

        The offers, sales and issuances of the securities described in paragraph (14) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our amended and restated 2001 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
2.1(1)	Asset and Liability Transfer Agreement dated December 17, 1997 between the Registrant and Gensia Sicor Inc.
2.2(1)	Master Agreement dated June 30, 1999 among the Registrant, Sicor Inc., Paul K. Laikind, Mark D. Erion and John W. Beck.
3.1(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.2(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1	Form of Common Stock Certificate.
4.2(1)	Stock Purchase Warrant dated February 6, 2001 issued to GATX Ventures, Inc.
4.3(1)	Warrant to Purchase 26,000 Shares of Series C Preferred Stock dated February 6, 2001 issued to GATX Ventures, Inc., as amended July 26, 2001.
4.4(1)	Warrant to Purchase 19,000 Shares of Series C Preferred Stock dated July 26, 2001, issued to GATX Ventures, Inc.
4.5(1)	Warrant to Purchase 30,666 Shares of Series D Preferred Stock dated April 8, 2002, issued to GATX Ventures, Inc.
4.6(1)	Form of Stock Purchase Warrant issued to participants in the Registrant's Series C Preferred Stock financing dated July 18, 2000.
4.7(1)	Form of Stock Purchase Warrant issued to participants in the Registrant's Series D Preferred Stock financing dated October 18, 2001.
4.8(1)	Form of letter agreement entered into between the Registrant and its warrantholders.
4.9(1)	Letter agreement dated October 18, 2001 entered into between the Registrant and Sprout Capital IX, L.P. and its affiliates.
4.10(1)	Series E Preferred Stock Purchase Agreement dated October 28, 2003 between the Registrant and certain of its stockholders.
4.11(1)	Amended and Restated Investors' Rights Agreement dated October 28, 2003 between the Registrant and certain of its stockholders.

5.1†	Opinion of Cooley Godward LLP.
10.1(1)+	Form of Indemnity Agreement.
10.2†+	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3†+	2004 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.4†+	2004 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.5(1)+	Employment offer letter dated March 17, 1998 between the Registrant and John W. Beck.
10.6(1)+	Employment offer letter dated March 31, 2002 between the Registrant and Edgardo Baracchini.
10.7(1)+	Employment offer letter dated July 15, 2002 between the Registrant and William P. Forbes.
10.8(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and Paul K. Laikind.
10.9(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and Mark D. Erion.
10.10(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and John W. Beck.
10.11(1)+	Severance Agreement dated April 3, 2002 between the Registrant and Edgardo Baracchini.
10.12(1)+	Severance Agreement dated June 30, 2003 between the Registrant and Paul K. Laikind.
10.13(1)+	Severance Agreement dated June 30, 2003 between the Registrant and Mark D. Erion.
10.14(1)+	Severance Agreement dated June 30, 2003 between the Registrant and John W. Beck.
10.15(1)	License Agreement dated June 30, 1999 between the Registrant and Sicor Inc.
10.16(1)	Sublease Agreement dated September 1, 2000 between the Registrant and Sicor Inc.
10.17*	Amended and Restated Collaborative Research and Development and License Agreement dated June 30, 1999 between the Registrant and Sankyo Company, Ltd., as amended February 9, 2000 and March 22, 2001.
10.18*	Exclusive Option Agreement dated October 21, 2002 between the Registrant and Sankyo Company, Ltd.
10.19(2)	Development and License Agreement dated October 1, 2001 between the Registrant and Valeant Pharmaceuticals, Inc.
10.20(1)	Letter agreement dated March 8, 2002 among the Registrant, Valeant Pharmaceuticals, Inc. and Ribapharm Inc.
10.21(1)	Equipment Loan and Security Agreement dated February 6, 2001 between the Registrant and GATX Ventures, Inc., as amended July 26, 2001 and April 8, 2002.
10.22(1)	Master Security Agreement dated August 27, 2003 between the Registrant and Oxford Finance Corporation.
10.23*	Exclusive License and Research Collaboration Agreement dated December 23, 2003 between the Registrant and Merck & Co., Inc.

21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2†	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney. Reference is made to the signature page hereto.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)
Previously filed.

(2)
Incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 (No. 333-39350), originally filed on June 15, 2000 by Ribapharm Inc., now a wholly owned subsidiary of Valeant Pharmaceuticals International.

(b)   Financial Statement Schedules.

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the Form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a Form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a Form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 28th day of April, 2004.

METABASIS THERAPEUTICS, INC.
By:	/s/ PAUL K. LAIKIND Paul K. Laikind, Ph.D. Chief Executive Officer and President

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul K. Laikind and John W. Beck, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL K. LAIKIND Paul K. Laikind, Ph.D.	Chairman of the Board, Chief Executive Officer, President and Secretary (Principal Executive Officer)	April 28, 2004
/s/ JOHN W. BECK John W. Beck, C.P.A.	Vice President of Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 28, 2004
/s/ DANIEL D. BURGESS Daniel D. Burgess, M.B.A.	Director	April 28, 2004
/s/ MARK D. ERION* Mark D. Erion, Ph.D.	Executive Vice President of Research and Development and Director	April 28, 2004
/s/ LUKE B. EVNIN* Luke B. Evnin, Ph.D.	Director	April 28, 2004
/s/ HEINZ W. GSCHWEND* Heinz W. Gschwend, Ph.D.	Director	April 28, 2004
/s/ DAVID F. HALE* David F. Hale	Director	April 28, 2004
*By:	/s/ PAUL K. LAIKIND Paul K. Laikind, Ph.D. Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
2.1(1)	Asset and Liability Transfer Agreement dated December 17, 1997 between the Registrant and Gensia Sicor Inc.
2.2(1)	Master Agreement dated June 30, 1999 among the Registrant, Sicor Inc., Paul K. Laikind, Mark D. Erion and John W. Beck.
3.1(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.2(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1	Form of Common Stock Certificate.
4.2(1)	Stock Purchase Warrant dated February 6, 2001 issued to GATX Ventures, Inc.
4.3(1)	Warrant to Purchase 26,000 Shares of Series C Preferred Stock dated February 6, 2001 issued to GATX Ventures, Inc., as amended July 26, 2001.
4.4(1)	Warrant to Purchase 19,000 Shares of Series C Preferred Stock dated July 26, 2001, issued to GATX Ventures, Inc.
4.5(1)	Warrant to Purchase 30,666 Shares of Series D Preferred Stock dated April 8, 2002, issued to GATX Ventures, Inc.
4.6(1)	Form of Stock Purchase Warrant issued to participants in the Registrant's Series C Preferred Stock financing dated July 18, 2000.
4.7(1)	Form of Stock Purchase Warrant issued to participants in the Registrant's Series D Preferred Stock financing dated October 18, 2001.
4.8(1)	Form of letter agreement entered into between the Registrant and its warrantholders.
4.9(1)	Letter agreement dated October 18, 2001 entered into between the Registrant and Sprout Capital IX, L.P. and its affiliates.
4.10(1)	Series E Preferred Stock Purchase Agreement dated October 28, 2003 between the Registrant and certain of its stockholders.
4.11(1)	Amended and Restated Investors' Rights Agreement dated October 28, 2003 between the Registrant and certain of its stockholders.
5.1†	Opinion of Cooley Godward LLP.
10.1(1)+	Form of Indemnity Agreement.
10.2†+	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3†+	2004 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.4†+	2004 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.5(1)+	Employment offer letter dated March 17, 1998 between the Registrant and John W. Beck.
10.6(1)+	Employment offer letter dated March 31, 2002 between the Registrant and Edgardo Baracchini.
10.7(1)+	Employment offer letter dated July 15, 2002 between the Registrant and William P. Forbes.

10.8(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and Paul K. Laikind.
10.9(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and Mark D. Erion.
10.10(1)+	Stock Restriction Agreement dated June 30, 2003 between the Registrant and John W. Beck.
10.11(1)+	Severance Agreement dated April 3, 2002 between the Registrant and Edgardo Baracchini.
10.12(1)+	Severance Agreement dated June 30, 2003 between the Registrant and Paul K. Laikind.
10.13(1)+	Severance Agreement dated June 30, 2003 between the Registrant and Mark D. Erion.
10.14(1)+	Severance Agreement dated June 30, 2003 between the Registrant and John W. Beck.
10.15(1)	License Agreement dated June 30, 1999 between the Registrant and Sicor Inc.
10.16(1)	Sublease Agreement dated September 1, 2000 between the Registrant and Sicor Inc.
10.17*	Amended and Restated Collaborative Research and Development and License Agreement dated June 30, 1999 between the Registrant and Sankyo Company, Ltd., as amended February 9, 2000 and March 22, 2001.
10.18*	Exclusive Option Agreement dated October 21, 2002 between the Registrant and Sankyo Company, Ltd.
10.19(2)	Development and License Agreement dated October 1, 2001 between the Registrant and Valeant Pharmaceuticals, Inc.
10.20(1)	Letter agreement dated March 8, 2002 among the Registrant, Valeant Pharmaceuticals, Inc. and Ribapharm Inc.
10.21(1)	Equipment Loan and Security Agreement dated February 6, 2001 between the Registrant and GATX Ventures, Inc., as amended July 26, 2001 and April 8, 2002.
10.22(1)	Master Security Agreement dated August 27, 2003 between the Registrant and Oxford Finance Corporation.
10.23*	Exclusive License and Research Collaboration Agreement dated December 23, 2003 between the Registrant and Merck & Co., Inc.
21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2†	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney. Reference is made to the signature page hereto.

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)
Previously filed.

(2)
Incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 (No. 333-39350), originally filed on June 15, 2000 by Ribapharm Inc., now a wholly owned subsidiary of Valeant Pharmaceuticals International.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
METABASIS THERAPEUTICS, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
METABASIS THERAPEUTICS, INC. BALANCE SHEETS (in thousands, except share and per share data)
METABASIS THERAPEUTICS, INC. STATEMENTS OF OPERATIONS (in thousands except share and per share data)
METABASIS THERAPEUTICS, INC. STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
METABASIS THERAPEUTICS, INC. STATEMENTS OF CASH FLOWS (in thousands)
METABASIS THERAPEUTICS, INC. NOTES TO FINANCIAL STATEMENTS (Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX